
08000588

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME National Bank of Canada

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
FEB 11 2008
THOMSON
FINANCIAL

FILE NO. 82- 03764 FISCAL YEAR 10-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/6/08

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2007 Annual Report

NATIONAL
BANK

	2007	2006	% change
Operating Results			
(millions of dollars)			
Total revenues	$ 3,423	$ 3,803	(10)
Net income	541	871	(38)
Return on common shareholders' equity	11.5%	20.1%	
Per Common Share *(dollars)*			
Net earnings – Basic	$ 3.25	$ 5.22	(38)
Net earnings – Diluted	3.22	5.13	(37)
EXCLUDING SPECIFIED ITEMS[1]			
Operating Results			
(millions of dollars)			
Total revenues	$ 4,019	$ 3,782	6
Net income	933	857	9
Return on common shareholders' equity	20.0%	19.7%	
Per Common Share *(dollars)*			
Net earnings – Basic	$ 5.71	$ 5.13	11
Net earnings – Diluted	5.65	5.05	12
Per Common Share *(dollars)*			
Dividends declared	$ 2.28	$ 1.96	16
Book value	26.85	27.17	(1)
Stock trading range			
High	66.59	65.60	
Low	50.50	56.14	
Close	54.65	61.25	
Financial Position	**October 31**	October 31	
(millions of dollars)	**2007**	2006	
Total assets	$113,085	$116,801	(3)
Loans and acceptances	52,045	50,670	3
Deposits	70,798	71,917	(2)
Subordinated debentures and shareholders' equity	6,242	6,237	–
Capital ratios – BIS			
Tier 1	9.0%	9.9%	
Total	12.4%	14.0%[2]	
Impaired loans, net of specific and general allowances	(179)	(192)	
As a percentage of loans and acceptances	(0.3)%	(0.4)%	
Interest coverage	7.88	14.11	
Asset coverage	3.89	4.01	
Other Information			
Number of common shares at end of year *(thousands)*	157,806	161,512	
Number of common shareholders of record	24,780	25,531	
Market capitalization *(millions of dollars)*	8,624	9,893	
Assets under administration and assets under management *(millions of dollars)*	239,478	229,278	
Number of employees	16,863	16,972	
Number of branches in Canada	447	451	
Number of banking machines	835	801	

(1) See *Financial Reporting Method* on pages 12 and 13.
(2) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006

Responsible Governance

National Bank had an atypical year in fiscal 2007 and once again showed that it is a solid financial institution capable of satisfying the needs and expectations of its clients.

First, a new management team was appointed and, in June, Louis Vachon officially assumed the position of President and Chief Executive Officer. These changes set the stage for a wide-ranging initiative to update the Bank's strategies. The work carried out in this regard culminated in a presentation to the Board of the orientations favoured by the management team, at which time the Directors reviewed and approved the new strategic plan.

The presentation provided the Board with an opportunity to continue to play an active role in the strategic planning process – one that it now performs better than ever before because of the new meeting format adopted in 2006, which allows Board members to better immerse themselves in matters under discussion.

In 2008, members of the Board will make every effort to help Management realize its vision and thereby enable the Bank to develop at a stronger pace. They will draw upon their wide-ranging experience, which they will contribute while paying careful attention to the risks inherent in planned strategies and initiatives.

No doubt, 2008 will bring its own share of challenges, the first of which may be less favourable economic conditions for the Bank and its clients. The Board therefore intends to demonstrate its usual level of availability in order to lend timely support to Management.



Responsible governance

The period was also marked by the liquidity problem in the asset-backed commercial paper (ABCP) market, an issue that the Board of Directors and Management moved quickly to address.

Briefly, liquidity in the ABCP market worldwide deteriorated during the summer. As soon as the problem emerged, the Board acted swiftly to gain the best possible understanding of the issues involved and develop a clear vision of the most desirable actions for the Bank's clients and shareholders.

First, the Board formed a working group to assess the situation. The group held a series of meetings to determine, with the management team, the most appropriate course of action to take. By so doing, the group members were able to reflect and make recommendations in order to safeguard the interests of the Bank and of its shareholders. The entire Board, and especially the Audit and Risk Management Committee, participated in this process.

At the end of the process, the Board decided to fully support Management's recommendation to purchase $2.1 billion of ABCP during the fourth quarter of 2007. The Board feels that the decision was necessary to relieve the Bank's individual retail clients and certain other clients from the uncertainties related to the liquidity problem. It also preserved the corporate image of the Bank, which consequently continues to enjoy an excellent reputation.

Recognition

In 2007, National Bank maintained an active presence in the community, most notably by pursuing its commitment to diversity and equality. Because of its efforts, the Bank received the Maurice-Pollack Award from the Government of Quebec in the "private sector enterprises and organizations" category. The award highlights the efforts of businesses that support equal access to employment for members of cultural communities and visible minorities and the adaptation of services in the workplace.

This distinction is evidence of a vast project nursed by the Bank – that of continuing to merit the trust of all stakeholders in its success by constantly aiming for excellence. It is an ideal that the Board will continue to support with steadfastness and determination.

Jean Douville
Chairman of the Board of Directors

"National Bank has been a key contributor to the development of many Canadian communities for more than 100 years and has played a leading role in Quebec's social and economic development for more than 150 years."

I would like to begin by thanking the Board of Directors and the shareholders for the confidence they have shown in me by appointing me President and Chief Executive Officer of National Bank.

Fiscal 2007 was a highly eventful year at National Bank. Excluding specified items, the Bank continued to grow its operations at a good pace in 2007, as evidenced by the fact that it achieved all of its financial objectives. Growth in diluted earnings per share reached 12%, above the 5%-10% target range. Return on shareholders' equity rose to 20%, while the Bank maintained a satisfactory Tier 1 capital ratio and paid out up to 40% of its available net income in dividends.

However, the liquidity problem affecting asset-backed commercial paper (ABCP) demanded that the Bank take decisive action to relieve individual retail clients and certain other clients as much as possible from uncertainties related to the ABCP market by purchasing the ABCP they were holding. This event confirmed that National Bank is a diversified, profitable and financially solid company.

In terms of segment performance, Personal and Commercial experienced a year of robust growth in business volume, particularly in deposits, mortgage-secured loans and investment loans under partnership agreements. On the Wealth Management side, assets under administration continued to grow, primarily as a result of sustained interest in mutual funds, private investment management and securities brokerage services. Lastly, the Financial Markets segment continued to diversify its activities, which helped to generate a higher proportion of revenues outside Quebec.

The members of the Office of the President

Left to right: Michel Tremblay, Chief Operating Officer – Personal and Commercial Banking and Wealth Management; Patricia Curadeau-Grou, Executive Vice-President – Finance, Risk and Treasury; John B. Cieslak, Senior Vice-President – Technology, Business Intelligence and Organizational Performance; Louis Vachon, President and Chief Executive Officer; Luc Paiement, Co-President and Co-Chief Executive Officer, National Bank Financial Group; Ricardo Pascoe, Co-President and Co-Chief Executive Officer, National Bank Financial Group; Gisèle Desrochers, Senior Vice-President – Human Resources and Corporate Affairs



The challenge of sustained growth

That being said, developing business on a sustained and profitable basis will be a challenge in the years ahead. With competition intensifying, the Bank will have to hone its strategies in order to preserve and increase its distinctive advantages. Also, as demographic trends translate into reduced demand for credit solutions and increased demand for savings solutions, the resulting shift in client needs will have to be embraced across the organization.

To meet the growth challenge, the Bank's management team has identified the main development priorities that will guide its actions in years to come. In 2007, extensive work was carried out with respect to those priorities, leading to the development of strategies to ensure their success. Some of these strategies are already in place, while others will be implemented in the coming quarters.

In Quebec, emphasis is being placed on increasing revenues from its retail and small and medium-sized enterprise clientele. One of the Bank's goals is to be the savings leader in Quebec. Outside Quebec, we will step up our focus on activities that are experiencing growth, especially in wealth management and financial markets.

By so doing, the Bank will seek to strike a critical balance between increased revenue growth and cost control – a characteristic shared by the best financial institutions around the world.

One client, one bank

Moreover, our actions will be based on a clear vision of business development: to serve each and every client as a fully integrated financial group. Our *One client, one bank* approach will guide the implementation of various initiatives that will primarily target retail clients and SMEs. The aim is to give clients access, to the full extent permitted under current regulations, to the same high quality service, the best tailored advice and the best credit and investment solutions available, whatever their point of entry to the Bank. This approach will promote a business culture that is even more focused on meeting client needs and expectations.

Overall, we feel that this vision, together with our recognized brand and our longstanding presence in several regions, will help us strengthen our existing relationships with clients and create new ones. For close to 150 years, National Bank has played a leading role in Quebec's social and economic development. Furthermore, for more than 100 years, it has been a key actor in the growth of many Canadian communities, particularly in Ontario and New Brunswick.

In closing, I am confident that the Bank, carried by the professionalism of its employees and supported by its Board of Directors, will continue to successfully meet the growth challenge and capitalize on opportunities that present themselves.



Louis Vachon
President and Chief Executive Officer

National Bank at a glance

National Bank of Canada is an integrated financial group that provides comprehensive financial services to consumers, small and medium-sized enterprises and large corporations in its core market, while offering specialized services elsewhere in the world. National Bank offers a full array of banking services, including corporate and investment banking. It is an active player on international markets and, through its subsidiaries, is involved in securities brokerage, insurance and wealth management, as well as mutual fund and retirement plan management.

National Bank is the sixth largest bank in Canada and the leading bank in Quebec where it is the partner of choice among SMEs. It has branches in almost every province in Canada as well as numerous representative offices, subsidiaries and partnerships, through which it can serve clients in the United States, Europe and other parts of the world.

Founded in 1859, National Bank is the product of a series of mergers and acquisitions. It currently has assets of $113 billion and, together with its subsidiaries, employs close to 17,000 people. The Bank's head office is located in Montreal and its securities are listed on the Toronto Stock Exchange.

Our Values



Shareholders
A firm commitment to succeed and strive toward greater heights
Clients
A unique relationship built on trust and the ability to surpass expectations
CLIENT SATISFACTION
PERFORMANCE
COOPERATION AND TEAM SPIRIT
INTEGRITY
EFFICIENCY
INNOVATION
ACCOUNTABILITY
Employees
The energy and expertise that drive individual and team performance
Community
A key contribution to social and economic development

A Socially Responsible Bank



Dow Jones
Sustainability Indexes
Member 2007/08



As a financial institution that is firmly established in the community, National Bank believes that it is essential to contribute to the development of society and help enhance the quality of life of citizens. Through its donation and sponsorship program, the Bank supports hundreds of educational, healthcare, community outreach, cultural and sports organizations each year, often relying on the dedicated efforts of its employees.

Recognized for its commitment

In 2007, National Bank was named to the Dow Jones Sustainability North America Index, which ranks the top North American companies in terms of economic, environmental and social performance. For several years now, the Bank has also been included in the Jantzi Social Index, which consists of 60 Canadian companies selected for their exemplary social and environmental practices. This index is used to track the financial performance of socially responsible companies. An increasing number of managers of ethical portfolios rely on these and other similar indexes when selecting which securities to include in their investment portfolios.

The Bank was also recognized for its environmental performance as a socially responsible property manager this year. The National Bank Tower was named "Building of the Year" in the corporate building category by the Building Owners and Managers Association of Quebec (BOMA Quebec) and "Office Building of the Year – Corporate Facility" by the Building Owners and Managers Association of Canada (BOMA Canada). These awards recognize and reward building managers across North America that show environmental leadership and environmental best practices.

Deeply involved in the community

The Bank capitalizes on its branch network and business operations across Canada to help raise funds for humanitarian causes. Moreover, through its employee volunteer program, the Bank encourages both active and retired employees to contribute to their community. In addition, members of the Bank's senior management are actively involved in various organizations and support more than 150 causes related to healthcare, education, sports, culture and community outreach.


Your cause

Your card




HEC MONTRÉAL





Here are just a few examples of how the Bank has shown its support.

Quebec Breast Cancer Foundation – Through its *Allure* card, the Bank donated $400,000 to the Quebec Breast Cancer Foundation. It allocated a portion of this donation to a new breast cancer awareness and prevention program called ***Allure Rendezvous***. The program, consisting of a series of inspiring conferences presented by women who are breast cancer survivors, is designed to mobilize women and prompt them to take simple steps to ensure breast health. A dozen meetings will be held across Quebec, which will enable the Foundation to pursue its mission of raising awareness and educating the public. Every year, the Bank makes a donation equal to a percentage of all purchases made by *Allure MasterCard* cardholders. Since the card was launched in June 2005, the Bank has donated a little over $650,000 to the Foundation.

HEC Montréal – With a view to supporting the development of tomorrow's entrepreneurs and managers, National Bank Financial donated $250,000 to HEC Montréal. The renowned teaching institution, which celebrated its 100th anniversary in 2007, used the funds to set up an ultramodern classroom that doubles as a lab for case studies. Equipped with the latest technology, the room is an exact replica of a trading room in a financial establishment and is linked to Bloomberg's and to Reuters' real-time market data feeds, enabling students to gain hands-on experience and valuable insight into the workings of Canadian financial markets.

Camp YMCA Kanawana – To foster the development of the next generation of leaders and help them acquire a set of sound values, the Bank has pledged $50,000 over two years to the expansion of the YMCA's Camp Kanawana, which welcomes about 1,000 children and young adults every year. The objective of the camp is to instil a sense of respect and responsibility for the environment, develop leadership skills, and encourage the adoption of values that will influence and guide the camp participants throughout their lives. Once the expansion is complete, this education centre – the first in Quebec based on the principles of sustainable development – will be able to accommodate five times the number of children, young adults and families from Greater Montreal and the Lower Laurentians that it currently does.

PETITES-MAINS – Diversity is a very important value for National Bank. Not only has it implemented recruitment, integration, training and awareness programs to promote diversity, but it also supports several non-profit organizations, such as PETITES-MAINS, that are dedicated to welcoming new immigrants and helping them integrate. The mission of this organization is to help new immigrants, mostly single mothers with no income or training, to learn a trade and find a job.

The **André-Bérard Award** – Created in honour of André Bérard, a former National Bank President and Chief Executive Officer known for his social involvement, this prize is awarded to a Bank employee for outstanding volunteer work. This year's recipient is Jean-Luc Bélanger, a Commercial Banking Account Manager in Atlantic Canada and founder of the *Républicaines Sports Experts de la Cité des Jeunes*, the first interschool hockey team for young girls in Edmundston, New Brunswick. For eight years now, Mr. Bélanger has devoted time and energy to coaching this girls' hockey team and encouraging the players to be the best that they can be.

Management's Discussion and Analysis

Management's Discussion and Analysis is dated November 28, 2007.

Notes to Readers

Compliance with Canadian Securities Administrators Standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Multilateral Instrument 51-102 of the Canadian Securities Administrators, *Continuous Disclosure Obligations*.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act* of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, the management of credit, market and liquidity risks; the strength of the Canadian and United States economies and the economies of other countries in which the Bank conducts business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada; the effects of competition in the markets in which the Bank operates; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial judgments and legal proceedings; developments with respect to the restructuring proposal relating to asset-backed commercial paper (ABCP) and liquidity in the ABCP market; the Bank's ability to obtain accurate and complete information from or on behalf of its clients or counterparties; the Bank's ability to successfully realign its organization, resources and processes; its ability to complete strategic acquisitions and integrate them successfully; changes in the accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results, including changes in trade policies, timely development of new products and services, changes in estimates relating to reserves, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; natural disasters; the possible impact on the business from public health emergencies, conflicts, other international events and other developments, including those relating to the war on terrorism; and the Bank's success in anticipating and managing the foregoing risks.

Additional information about these factors can be found under *Risk Management* and *Factors That Could Affect Future Results* in the 2007 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank also cautions readers not to place undue reliance on these forward-looking statements.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment. Moreover, the Bank adjusted certain revenues and expenses related to the impairment in value of ABCP and the consolidation of the activities of Altamira with the Bank to make the data from fiscal 2006 and 2007 comparable. These adjustments are presented in the table that follows.

Reconciliation of measures not compliant with GAAP

Reconciliation of results published with results presented in Management's Discussion and Analysis	Segment	2007	2006
Net interest income		1,127	1,292
Taxable equivalent(1)		127	122
Financing cost related to held for trading ABCP(2)	Financial Markets	2	–
Financing cost related to available for sale ABCP(2)	Other	19	–
Net interest income on a taxable equivalent basis and excluding specified items		1,275	1,414
Other income		2,296	2,511
Taxable equivalent(1)		78	58
Charge related to held for trading ABCP(2)	Financial Markets	42	–
Charge related to available for sale ABCP(2)	Other	533	–
Gain related to MasterCard Inc. IPO(3)	Other	–	(13)
Gain on sale of shareholder management business(3)	Other	–	(8)
Other income on a taxable equivalent basis and excluding specified items		2,949	2,548
Total revenues on a taxable equivalent basis and excluding specified items		4,224	3,962
Operating expenses		2,632	2,546
Restructuring charge for Altamira(4)	Wealth Management	(7)	–
Impairment in value of an intangible asset(4)	Wealth Management	(6)	–
Variable compensation related to ABCP adjustment(2)	Financial Markets	19	–
Variable compensation related to ABCP adjustment(2)	Other	27	–
Expenses related to ABCP(2)	Other	(3)	–
Operating expenses excluding specified items		2,662	2,546
Contribution on a taxable equivalent basis and excluding specified items		1,562	1,416
Provision for credit losses		103	77
Income before income taxes and non-controlling interest on a taxable equivalent basis and excluding specified items		1,459	1,339
Income taxes		79	277
Taxable equivalent(1)		205	180
Income taxes related to ABCP adjustment(2)	Financial Markets	8	–
Income taxes related to ABCP adjustment(2)	Other	164	–
Income taxes related to restructuring of Altamira(4)	Wealth Management	2	–
Income taxes related to the gain and sale of business in 2006(3)	Other	–	(7)
Income taxes on a taxable equivalent basis and excluding specified items		458	450
Non-controlling interest		68	32
Net income excluding specified items		933	857
Specified items, net of income taxes		(392)	14
Net income		541	871

(1) The Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (particularly dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

(2) In the fourth quarter of 2007, the Bank adjusted the value of the ABCP held due to the impairment in value of certain underlying assets, the significant reduction in liquidity and uncertainty regarding the terms and conditions related to the restructuring of the conduits that issued the ABCP. An amount of $21 million for the cost of financing the ABCP, a $575 million impairment charge on the ABCP, a $46 million adjustment to variable compensation and $3 million in professional fees were recorded in the Bank's results. Total income taxes on these items amounted to $172 million.

(3) In 2006, the Bank recognized a $5 million gain on the sale of the shareholder management business of its subsidiary National Bank Trust Inc., net of income taxes of $3 million, and a $9 million gain related to the MasterCard Inc. IPO, net of income taxes of $4 million.

(4) An after-tax restructuring charge of $5 million resulting from the announced gradual consolidation of Altamira's activities with those of the Bank and a $6 million charge for the impairment in value of an intangible asset were recorded during fiscal 2007.

Factors that could affect future results

As indicated in the Caution Regarding Forward-Looking Statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to differ materially from those set out in the forward-looking statements. Some of these factors are discussed below. The other factors, such as credit risk, market risk, liquidity risk and operational risk, as well as other risk factors are discussed under *Risk Management* on page 59 and the subsequent pages of this Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates

Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the prevailing economic and business conditions in these geographic regions can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given region.

Monetary policy

The monetary policies of the Bank of Canada and the U.S. Federal Reserve Board as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or capital market conditions.

Competition

The extent of competition in the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, quality of service and changes in products and services offered.

Legislative and regulatory amendments

Various laws and regulations have been introduced by governments and regulatory bodies to protect the interests of the general public and the Bank's clients, employees and shareholders. These changes to laws and regulations, including those affecting their interpretation or application, could have an impact on the Bank. In particular, they could limit its product or service offering or enhance its competitors' ability to rival the Bank's offering with their own. Also, in spite of the precautions the Bank takes to prevent such an eventuality, failure to comply with laws and regulations could give rise to penalties and fines that could have an adverse impact on its financial results and reputation.

Liquidity of the asset-backed commercial paper (ABCP) market

The deterioration in global credit markets, prolonged illiquidity, the limited information available concerning the value of the underlying assets, increased market volatility and a significantly weaker U.S. housing market all contributed to the turmoil in the Canadian ABCP market. The Bank's valuation was based on its assessment of then-prevailing conditions, which may change in subsequent periods. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a change in economic conditions in North America.

Accuracy and completeness of information on clients and third parties

The Bank must be able to rely on the accuracy and completeness of information on its clients and the third parties with which it enters into contracts. In decisions related to credit or other transactions with clients and third parties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank may also refer to statements made by clients and third parties regarding the accuracy and completeness of such information and auditors' reports on their financial statements. In the event the financial statements are misleading or do not present fairly, in all material respects, their financial position or operating results, the Bank's revenues could be adversely impacted.

New products and services to maintain or increase market share

The Bank's ability to maintain or increase market share depends, in part, on the way in which it adapts its products and services to changes in industry standards. Increased pressure on product and service pricing in the financial services sector may reduce total revenues. In addition, adopting new technologies, including web-based services, in order to modify or adapt its products and services may lead to significant expenses for the Bank.

Acquisitions

The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be granted. Acquisitions may affect future results depending on whether the Bank succeeds in integrating the acquired company.

Commercial infrastructure

Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and access to network and other communications services. Interruptions in these services can adversely affect the Bank's ability to provide products and services to its clients and conduct its business.

Other factors
Other factors that could affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unexpected changes in consumer spending and saving habits, technological advances, the ability to activate a business continuity plan within a reasonable time, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's ability to foresee and effectively manage the risks associated with these factors through rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or Bank-specific factors that could negatively affect future results.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the Bank's website at www.nbc.ca and the SEDAR website at www.sedar.com.

Financial Disclosure

Disclosure controls and procedures

The preparation of this Annual Report is supported by a set of disclosure controls and procedures implemented by Management. In fiscal 2007, the design and operation of these controls and procedures were evaluated for their effectiveness.

This evaluation confirmed the effectiveness of the design and operation of disclosure controls and procedures as at October 31, 2007. The evaluation was performed in accordance with the Committee of Sponsoring Organizations of the Treadway Commission (COSO) control framework adopted by the Bank and the requirements of the Canadian Securities Administrators described in Multilateral Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings*. Given the inherent limitations in all control systems, Management acknowledges that the disclosure controls and procedures may not prevent and detect all misstatements due to error or fraud. However, based on the evaluation performed, Management can provide reasonable assurance that material information relating to the Bank is reported to it in a timely manner so that it can provide investors with complete and reliable information.

This Annual Report was reviewed by the Disclosure Committee, the Audit and Risk Management Committee and the Board of Directors, which approved it prior to its publication.

Internal controls over financial reporting

The Bank's Disclosure Committee supervised the evaluation of the design of internal controls over financial reporting for the Bank's main operating and accounting processes. This evaluation enabled the Bank to improve, document and test the design of internal controls.

Like the evaluation of disclosure controls and procedures, the design of internal controls over financial reporting was evaluated in accordance with the COSO control framework and Multilateral Instrument 52-109 requirements. Based on the results of this evaluation, Management concluded that the internal controls over financial reporting are designed to provide reasonable assurance that its financial reporting is reliable and that the Bank's consolidated financial statements were prepared in accordance with GAAP.

Testing will be performed during fiscal 2008 to evaluate the effectiveness of internal controls over financial reporting. The results of these tests will be used by Management should it need to issue a report on the effectiveness of internal controls over financial reporting, as required under Multilateral Instrument 52-109.

Changes to internal controls over financial reporting

Management took further steps that enabled it to conclude that during the fiscal year ended October 31, 2007, there have been no changes in the Bank's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, these controls.

Organizational Structure of the Bank

Board of Directors

The main duty of the Board of Directors is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. The Board is assisted in its role by the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

As part of its duties and responsibilities, the Board reviews and approves the strategic plan in which the Bank sets out its mission, vision and business objectives in light of business opportunities and risks for the Bank, as well as the business plans covering the Bank's core activities. It reviews and approves the overall risk philosophy and risk tolerance of the Bank; identifies and understands the major risks to which the Bank is exposed (including credit, market, liquidity and operational risks); and ascertains that appropriate systems are implemented for the effective management of those risks. It oversees the development and implementation of policies on the communication and disclosure of information to shareholders, investors and the general public. The Board also ensures rules of conduct and ethics are upheld, and assesses Management's performance.

The majority of Board members, including the Chairman, are independent within the meaning of Canadian Securities Administrators standards. Moreover, the three Board committees are composed entirely of independent members.

Audit and Risk Management Committee of the Board of Directors

The Audit and Risk Management Committee assists the Board by reviewing financial statements, Management's Discussion and Analysis, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. The Committee further acts as an intermediary between the Board and the persons responsible for the independent oversight functions, namely internal audit, external audit and corporate compliance.

The Committee ensures that appropriate internal control policies and procedures are implemented and maintained, and manages the external audit process. It supervises the work of the internal audit, financial analysis and corporate compliance functions and conducts a detailed review of the Bank's risk management, including related control practices and the principal risks related to financial and other disclosures. It reviews and recommends to the Board the adoption of policies for managing significant risks, notably policies related to credit risk, market risk, liquidity risk, structural risk, reputational risk, fiduciary risk and operational risk including outsourcing risk and risk related to money laundering and terrorist financing activities, and ensures that they are implemented. Lastly, it reviews any attestations and reports required by regulatory authorities that fall within its purview.

Conduct Review and Corporate Governance Committee of the Board of Directors

The Conduct Review and Corporate Governance Committee assists the Board by overseeing the introduction, implementation and application of corporate governance rules, procedures and policies; ensuring adherence to rules of professional conduct; and overseeing the management and monitoring of related party transactions.

The Committee establishes and regularly reviews the mandates of the Board and its committees, the Chairman of the Board and the Chairs of the committees. It periodically reviews the summary of the Board's corporate governance practices, the size and composition of the Board and its committees, and the various rules and guidelines applicable to directors, in particular regarding share ownership, conflict of interest disclosure, and director selection and succession. The Committee also develops and oversees the process for assessing the performance and effectiveness of the Board, its committees, the Chairman of the Board, the Chairs of the committees and directors, and ensures the maintenance of orientation and continuous educational programs for directors.

Lastly, the Committee ensures compliance with the Code of Professional Conduct and the existence of mechanisms for the disclosure of information to clients, and oversees the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board of Directors

The Human Resources Committee assists the Board by reviewing and approving the Bank's human resources policies and programs, and ensures they are conducive to achieving the Bank's business objectives without compromising its viability, solvency or reputation. It also oversees strategic planning programs for management succession.

The Committee annually reviews the Bank's salary policy, the total compensation program, the distribution method, and other employment conditions. It ensures that a human resources management program is in place that includes a recruiting process, the allocation of decision-making authority, the segregation of incompatible functional responsibilities, clear employee communications and effective employee supervision.

The Committee annually reviews the objectives of the President and Chief Executive Officer and appraises his achievements and performance. It also reviews the performance of executive officers and their prudence in managing the Bank's activities and risk exposure. In addition, it examines officer profiles, competency requirements and the management succession plan for the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and reviews the reports on decisions made by that committee, the financial position and returns of pension plans and the performance of the pool fund.

Office of the President

The Office of the President, which is composed of the President and Chief Executive Officer and the officers responsible for the Bank's main business units, is mandated to define the Bank's culture and philosophy, approve and monitor the strategic growth initiatives of the Bank group as a whole, manage risks that could have a strategic impact, assume stewardship of technology of the entire Bank group, manage the officer succession process, and ensure a balance between employee engagement and client and shareholder satisfaction.

The Office of the President carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

Disclosure Committee

The Disclosure Committee assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer by ensuring the implementation and operation of disclosure controls and procedures and financial reporting internal control procedures. The Committee thereby verifies that the Bank meets its disclosure obligations under current regulations and the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer can produce the requisite attestations.

Compliance

Regulatory framework
The Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach in Canada and abroad add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk
Regulatory risk represents the possibility that the Bank is not in compliance with laws, rules, regulations, prescribed practices and ethical standards applicable to its international operations.

Regulatory risk is inherent to the Bank's daily activities and must be managed like all other risks. Failure to comply with certain regulatory requirements could have a negative effect on the Bank's reputation and potentially result in penalties, sanctions and material financial losses.

Regulatory risk management
The Bank ensures sound regulatory risk management by using a proactive approach and emphasizing the integration of regulatory requirements in its day-to-day operations, as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The implementation of an organization-wide regulatory risk management framework is entrusted to the Corporate Compliance Department, which is mandated to:

- make sure that policies and procedures that will ensure compliance with the regulations in effect in all territories where the Bank and its subsidiaries carry on business, including regulations related to money laundering and terrorist financing activities, are in place and operational
- develop compliance training and information programs for employees of the Bank and its subsidiaries
- oversee compliance by the Bank and its subsidiaries with policies and procedures
- refer relevant matters with respect to compliance and money laundering and terrorist financing to the Bank's Board of Directors

Corporate Compliance exercises Bank-wide oversight by relying on an organizational structure that includes functional links to the Bank's main operating segments.

Corporate Compliance is an independent unit. Its Vice-President enjoys direct access to the Chair of the Audit and Risk Management Committee and the President and Chief Executive Officer. Under the powers entrusted to it, the Corporate Compliance team can also communicate directly with officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of National Bank and each of its subsidiaries to provide it with the information deemed necessary for effective oversight.

Business unit managers are responsible for implementing mechanisms for daily control of regulatory risks arising from the operations under their responsibility. Corporate Compliance exercises independent oversight to assist managers in managing these risks effectively and obtain reasonable assurance that the Bank is compliant with regulatory requirements.

The control framework covers the following:

- identification, evaluation, communication, maintenance and updating of compliance requirements;
- identification of the business units affected by these requirements;
- documentation of compliance and regulatory requirement controls applicable to daily operations, including monitoring procedures, remedial action plans and periodic reports produced by business units;
- independent oversight of the application of policies and procedures in effect; and
- quarterly reporting to the Audit and Risk Management Committee on the main results of compliance oversight.

The Bank has high regulatory risk management standards in order to merit the trust of its clients, its shareholders, the market and the general public.

Corporate governance

At National Bank, we assign great importance to corporate governance because compliance with corporate governance standards allows the Bank, as a corporate citizen, to contribute to the efforts of regulatory bodies, governments and companies worldwide towards maintaining investor confidence in capital markets. In this context, transparency and discipline are two core values. In fact, the Bank believes it is in the interest of its shareholders, clients and partners to adopt stringent corporate governance policies and practices, subsequently monitoring and adjusting them over time. To this end, the Board, with the support of its committees and the management team, oversees the application of sound corporate governance standards and practices that generally comply with the best practices advocated by corporate governance experts.

The reader is invited to consult the Management Proxy Circular pertaining to the 2008 Annual Meeting of Shareholders, which provides a detailed description of the Bank's corporate governance practices. It contains information on the independence of members of both the Board and its committees, the complete mandate of the Board and a description of the role of each committee. The complete mandates of the Board committees are available on the Bank's website at www.nbc.ca.

The Management Proxy Circular for the 2008 Annual Meeting of Shareholders will be available on the Bank's website at www.nbc.ca and on SEDAR's website at www.sedar.com as of January 2008.

Major Economic Trends and Challenges

Global economic trends have a major impact on Canada because a large portion of the country's production is exported. After several years of sustained economic expansion, Canada will likely feel the effects of decelerating global economic growth during 2008. The anticipated worldwide slowdown is explained by deteriorating financial conditions and persistent uncertainty regarding American and European domestic demand.

In the United States, an economy on which Canada is highly dependent, the slowdown in hiring and the worsening situation in the residential real estate sector will dampen consumer spending. Already, tighter credit conditions and declining retail sales are pointing toward a sudden downshift in U.S. real gross domestic product (GDP) growth, which is expected to decline from 2.1% in 2007 to 1.1% in 2008. Moreover, as exports account for a comparatively small part of the American economy and American consumers are heavily indebted, the chances of a turnaround are limited.

However, the emerging economies will remain strong, making it possible to predict global economic growth of 4.0% for 2008. China, with an economy that is showing no signs of cooling down other than the risks related to higher inflation and a possible revaluation of the yuan, will be responsible for one-third of that growth.

The Canadian economy

Canada is benefiting from a strong domestic economy. The year 2007 was marked by a robust job market, declining consumer prices and the announcement of government incentives, which will combine to fuel growth over the months ahead. With corporate earnings still increasing at a healthy rate, the job market can be expected to remain solid during the coming quarters, which bodes well for growth in consumer spending.

During 2007, Canadian manufacturers had to contend with difficult conditions. These conditions will persist in 2008. The strength of the Canadian dollar, which reached parity with the U.S. dollar for the first time since 1976 this past year, will temper Canadian GDP growth, slowing it to 2.0% in 2008 from 2.5% in 2007.

The problems faced by the manufacturing sector will be a major drag on growth in Ontario and Quebec, where manufacturing accounts for approximately 20% of economic output. As a result, Quebec and Ontario are expected to post the lowest economic growth rates in the country: between 1.5% and 2.0% in 2008, the same as in 2007.

Considering the marked downturn in the external sector, this growth rate is, by and large, respectable, reflecting still-robust domestic demand that will remain strong in 2008. In fact, investments in infrastructure and production facilities should keep the employment rate at current levels in these provinces and fuel spending on goods and services.

Challenges for National Bank

National Bank employs a regional diversification strategy so as to benefit from business growth among individuals and businesses in several selected regions of Canada. This diversification is especially present in Wealth Management, 43% of whose revenues are generated outside Quebec.

However, the Bank will have to contend with a slightly weaker economy in 2008. While wealth management and consumer credit activities are unlikely to be compromised, the end of the year could nonetheless see a deterioration in the credit cycle in Canada, which would result in more impaired loans and loan losses. The Bank will have to derive maximum benefit from its financial market activities within a context of greater volatility and a return to normal of market risk premiums.

In addition, the aging of the population will be a major demographic trend over the medium and long term. Consequently, the Bank will have to further strengthen its penetration of the savings market in order to offset the anticipated decline in the growth of household and business credit.

As fiscal 2008 begins, the degree of risk associated with portfolio quality and business development seems to have increased in the Canadian banking market. While the Bank is aware of the resulting uncertainties and challenges, it is confident that its strategy and risk management are still responsive to the circumstances.

Overview

Consolidated results
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	% change
Excluding specified items[1]			
Total revenues	4,224	3,962	7
Operating expenses	2,662	2,546	5
Provision for credit losses	103	77	34
Income before income taxes and non-controlling interest	1,459	1,339	9
Income taxes	458	450	2
Non-controlling interest	68	32	113
Net income excluding specified items	933	857	9
Specified items after taxes	(392)	14	–
Net income	541	871	(38)
Diluted earnings per share	3.22	5.13	(37)
Average assets	126,038	106,275	19
Risk-weighted assets	49,336	47,243	4
Average loans and acceptances	50,408	49,392	2
Average deposits	71,543	64,192	11
Net impaired loans[2]	(179)	(192)	7
Return on common shareholders' equity (ROE)	11.5%	20.1%	
Excluding specified items[1]			
Diluted earnings per share	5.65	5.05	12
Return on common shareholders' equity (ROE)	20.0%	19.7%	
Efficiency ratio	63.7%	64.4%	

(1) See *Financial Reporting Method* on pages 12 and 13.
(2) Net of general and specific allowances

National Bank recorded net income of $541 million for fiscal 2007 as against $871 million for fiscal 2006. Diluted earnings per share were $3.22 versus $5.13 the year earlier. Return on common shareholders' equity (ROE) was 11.5% for fiscal 2007 versus 20.1% in fiscal 2006.

In fiscal 2007, the Bank purchased $2,138 million of the ABCP held by its individual clients and certain other clients in order to relieve them from the uncertainties related to the liquidity problem in this market. Results for 2007 were less favourable primarily because a charge of $381 million, after taxes and taking into consideration the cost of funding and the reduction in variable compensation, was recorded to reflect the adjustment in the value of ABCP held.

However, excluding the specified items for 2007 and 2006, the Bank's net income rose 9% to $933 million, and diluted earnings per share climbed 12% to $5.65. Similarly, ROE was 20.0%, or 30 basis points higher than the previous fiscal year.

2007 objectives and results

	2007 objectives	Results	Results excluding specified items
Growth in earnings per share	5% – 10%	(37)%	12%
Return on common shareholders' equity (ROE)	16% – 20%	11.5%	20.0%
Tier 1 capital ratio	More than 8.5%	9.0%	9.0%
Dividend payout ratio[1]	40% – 50%		40%

(1) Last four quarters

2008 objectives

The Bank has revised some of its objectives for fiscal 2008. Growth in diluted earnings per share has been reduced from 5%-10% to 3%-8% in order to take into consideration the less optimistic economic outlook for 2008. In addition, the target for the Tier 1 capital ratio in 2008 will be more than 8.0% compared to more than 8.5% in fiscal 2007. This adjustment takes into account the coming into force of new capital standards under Basel II in fiscal 2008.

2008 objectives

	2008 objectives
Growth in earnings per share[1]	3% – 8%
Return on common shareholders' equity	16% – 21%
Tier 1 capital ratio	More than 8.0%
Dividend payout ratio	40% – 50%

(1) Excluding specified items

Allocation of loans by borrower category
As at September 30, 2007


34%
Mortgages
8%
Financial institutions
7%
Agriculture, mining, quarries, energy and forestry
9%
Services, transportation, communications and government
16%
Other
26%
Personal loans and credit cards

High quality loans portfolio

National Bank has performed well in terms of credit quality. Overall, specific provisions for credit losses in fiscal 2007 represented 0.20% of average loans and acceptances, compared to 0.16% a year earlier. The provision for credit losses in fiscal 2007 rose $26 million to $103 million at year-end. This increase was mainly attributable to the need for higher provisions that normally accompanies strong growth in consumer loans, and a higher recovery rate on commercial loans in fiscal 2006. Moreover, the general allowance totalled $308 million as at October 31, 2007, representing more than one and a half times the historical average of annual credit losses incurred by the Bank.

Risk profile
Loan losses and impaired loans
(millions of dollars)

	2007	2006
Provision for credit losses	103	77
Provision for credit losses as a % of loans and acceptances	0.20%	0.16%
Net impaired loans	129	116
Gross impaired loans as a % of tangible equity	6.6%	5.9%
Specific allowances as a % of impaired loans	48.2%	50.4%
General allowance	308	308
Impaired loans, net of general and specific allowances	(179)	(192)

Asset-backed commercial paper

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount is in addition to the $156 million of ABCP already held by the Bank. As at October 31, 2007, once adjusted, the carrying value of this ABCP owned by the Bank was $1,719 million. The carrying value of this ABCP classified in *Available for sale securities* was $1,606 million and an amount of $113 million was classified in *Held for trading securities*.

During the fourth quarter of 2007, the Bank adjusted the carrying value of the ABCP it owned due to impairment in the value of some of the underlying assets, the significant reduction in liquidity of the commercial paper and the uncertain nature of the terms and conditions of the restructuring proposals of the ABCP conduits. A charge of $575 million was recognized in the Consolidated Statement of Income, specifically $42 million under *Trading revenues* (Financial Markets segment) and $533 million under *Gains (losses) on available for sale securities* (under the *Other* heading of segment results). This charge represents Management's best estimate of impairment within a reasonable range of possible write-downs.

The deterioration in global credit markets, prolonged illiquidity, the limited information available concerning the value of the underlying assets, increased market volatility and a significantly weaker U.S. housing market all contributed to the turmoil in the Canadian ABCP market. Determining the fair value of the ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Whenever available, observable market inputs for comparable underlying securities, from independent pricing sources, were used to assess the fair value of each class of assets in the trusts.

The Bank's valuation was based on its assessment of then-prevailing conditions, which may change in subsequent periods. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a change in economic conditions in North America.

Loans to clients holding ABCP

In order to make funds available to clients who had purchased ABCP through the Bank, credit facilities were granted on normal banking terms. As at October 31, 2007, authorized credit facilities totalled $554 million, of which $56 million had been disbursed.

Litigation

The Bank and its subsidiaries received requests for information and complaints from certain of their clients relating to the National Bank group's role in ABCP related transactions. To date, no litigation relating to ABCP has been commenced involving the Bank or its subsidiaries. However, if legal proceedings were to be initiated on the basis of the arguments advanced by ABCP holders to date, Management is of the opinion that the Bank and its subsidiaries would have strong defences available. Pending the resolution of the credit and liquidity issues and uncertainties affecting ABCP, it is not possible to determine the outcome of these client requests and complaints.

Multi-seller conduit

The Bank also administers a multi-seller conduit, Fusion Trust, that purchases financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their funding sources and reduce financing costs while continuing to manage the financial assets and providing some amount of first-loss protection. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this conduit. As at October 31, 2007, the Bank held $588 million of commercial paper issued by the conduit. The Bank does not provide any credit protection, but it does provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 22 to the consolidated financial statements on page 121. In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $892 million as at October 31, 2007 ($683 million as at October 31, 2006).

Prudent Capital Management

Capital management is a key component of the overall financial management at National Bank and is based as much on the Bank's regulatory obligations as on the objectives related to its business plan and shareholder expectations.

In 2007, the Bank was careful to preserve a healthy balance between maintaining a solid financial foundation to support its activities and a high return on capital for shareholders.

Solid financial foundations

The Tier 1 capital ratio stood at 9.0% as at October 31, 2007, compared to 9.9% a year earlier. Consequently, the Bank again reached its Tier 1 capital ratio target of more than 8.5% in 2007. The decline in the ratio in fiscal 2007 was attributable to the Bank's purchase of $2,138 million in ABCP to protect its clients against the uncertainties related to the liquidity problem in this market and to the impairment in value recorded at year-end. The Bank actively managed its capital and risks throughout the fiscal year. It continued its initiatives to improve operations and its loans and securities portfolios so as to derive the highest quality results.

Dividends and share repurchases

In keeping with the trend of recent years, a large portion of earnings and the value created in 2007 were returned to shareholders in the form of dividends and share repurchases, which did not prevent the Bank from maintaining its financial soundness and its ability to grow and diversify.

In fiscal 2007, the Bank distributed $364 million in the form of dividends to common shareholders, which represented 40% of available net income excluding specified items. The net repurchase of 3.7 million common shares amounted to $257 million.

In addition, owing to the impact of ABCP on the Bank, Tier 1 capital declined $354 million after having increased $134 million in 2006. The growth in risk-weighted assets alone required capital of $154 million in 2007 compared to $82 million the previous year.

Sources and use of capital
Year ended October 31
(millions of dollars)

	2007	2006
Available net income	520	850
Innovative instruments	–	225
Non-controlling interest	(45)	(140)
Sources of capital	475	935
Dividends on common shares	364	320
Repurchase of common shares, net of issuances	257	259
Increase in risk-weighted assets	154	82
Change in Tier 1 capital ratio	(354)	134
Other	54	140
Use of capital	475	935

In 2007, available net income of $520 million made up all of additional Tier 1 capital. In the previous fiscal year, this source of capital had been supplemented by the issuance of a $225 million innovative instrument, a highly cost-efficient vehicle. Moreover, the change in non-controlling interest was due mainly to the appreciation of the Canadian dollar versus the U.S. dollar.

Capital in excess of $4.5 billion

A bank's capital covers the risks of its diverse activities, such as credit losses, unfavourable changes in financial markets or negative events in terms of operations. In 2007, the Bank's average capital rose 7% to $4.5 billion. Shareholder value added, i.e., available net income less a cost of capital of 11%, represented $22 million.

Altogether, allocated economic capital increased 6%, reflecting growth in activities during the year, particularly at Wealth Management and Financial Markets. Capital allocated to credit risk was up 5% due to the increase in loans and acceptances during the year and changes in economic conditions. The increase in capital allocated to operational risk was chiefly owing to the business mix.

Allocation of economic capital
Year ended October 31
(millions of dollars)

	2007	2006	% change
Average capital	4,530	4,237	7
Available net income	520	850	(39)
Cost of capital	498	466	7
Shareholder value added	22	384	(94)
Allocated economic capital	3,214	3,034	6
Unallocated economic capital	1,316	1,203	9
Capital allocated by segment			
Personal and Commercial	1,271	1,270	–
Wealth Management	367	344	7
Financial Markets	1,408	1,264	11
Other	168	156	8
Capital allocated by risk type			
Credit risk	1,421	1,351	5
Market risk	608	567	7
Operational risk	1,185	1,116	6

Business Segment Analysis

In fiscal 2007, business relations with individuals and small and medium-sized enterprises accounted for 70% of total revenues — a growing share of which was generated outside Quebec — as well as 63% of net income.

Business mix

The Bank's total revenues and net income are derived from a variety of sources and activities, each with its own market dynamics and specific risk profile.

Business mix[1]

Year ended October 31, 2007


Personal and Commercial
Total revenues
50%
Net income
47%
Economic capital
42%
Wealth Management
Total revenues
20%
Net income
16%
Economic capital
12%
Financial Markets
Total revenues
30%
Net income
37%
Economic capital
46%

Geographic distribution of total revenues[1]

Year ended October 31, 2007 (2006)


Quebec
62%
(64%)
Other provinces
26%
(27%)
International and unallocated
12%
(9%)

(1) Excluding specified items


Personal and Commercial
Wealth Management
Financial Markets

The Personal and Commercial segment provides transaction services, grants financing and offers insurance, savings and investment solutions to Bank clients. These products are offered by front-line sales and service personnel in the branches and commercial banking centres. They are also accessible through various remote banking channels and alternative networks.

The Personal and Commercial segment accounts for 50% of the Bank's total revenues, 47% of net income and 42% of capital requirements. In 2007, 83% of revenues from the segment were generated in Quebec, 1% less than the previous year.

Wealth Management develops and manages savings and investment solutions for clients of the Bank and its specialized subsidiaries and third parties.

Wealth Management activities require only 12% of the Bank's economic capital while generating 20% of revenues and 16% of net income. This segment plays a significant role in the geographic diversification of revenue sources, with 43% of its revenues generated outside Quebec in 2007, 2% more than the previous year.

Financial Markets caters to the needs of corporations and institutions. It participates in capital markets both on behalf of this clientele and the Bank.

Financial Markets uses 46% of the Bank's allocated economic capital and produces more than a third of its net income. By their very nature, the activities of this segment are international in scope.

Personal and Commercial

– 2.5 million clients
– A network of 447 branches
– Quebec's leading bank

Segment results – Personal and Commercial
Year ended October 31
(millions of dollars)

	2007	2006	% change
Net interest income	1,365	1,330	3
Other income	784	762	3
Total revenues	2,149	2,092	3
Operating expenses	1,298	1,295	–
Contribution	851	797	7
Provision for credit losses	151	121	25
Income before income taxes	700	676	4
Income taxes	234	229	2
Net income	466	447	4
Net interest margin	2.80%	2.88%	
Average assets	48,792	46,245	6
Risk-weighted assets	28,857	29,710	(3)
Average deposits	29,900	28,498	5
Average loans and acceptances	48,205	45,523	6
Net impaired loans	108	94	15
Net impaired loans as a % of loans and acceptances	0.2%	0.2%	
Efficiency ratio	60.4%	61.9%	

The mission of the Personal and Commercial segment is to offer clients the Bank's wide range of financial products and services via its branches, service outlets and remote banking, as well as through a network of partners coast to coast. In so doing, it can meet the diverse needs of all its clients Canada-wide.

Net income for the Personal and Commercial segment reached $466 million in Fiscal 2007, up 4% over net income of $447 million in 2006, which had included a gain on securities related to insurance activities. Revenues rose $57 million, or 3%, to $2.1 billion owing to balanced growth in net interest income and other income. This growth in business stemmed mainly from higher volumes of loans, investment products and foreign exchange activities with businesses. Effective control over operating expenses, which remained virtually unchanged on a year-over-year basis, helped boost the segment's contribution by 7%. The resulting productivity gain was reflected in the segment's improved efficiency ratio, which went from 61.9% in 2006 to 60.4% in 2007. The provision for credit losses was increased by $30 million to a total of $151 million, mainly due to business growth in 2007 and a higher recovery rate in 2006 at Commercial Banking.

In terms of loans and deposits, volumes were up across the board, with consumer loans posting the largest increases. This volume growth was partly offset by a lower net interest margin of 2.80% in 2007 versus 2.88% in 2006. This narrowing was mainly due to higher financing costs linked to global liquidity problems affecting variable-rate mortgages in particular.

STRENGTHS

A recognized brand underpinned by our proactive approach, multi-expertise and ability to innovate	Deep roots in the business community and society
A broad range of financial solutions tailored to clients' changing needs	Focused business development outside Quebec

CHALLENGES

Achieve vigorous revenue growth
Generating higher volumes while maintaining a steady interest margin is the key to growing our revenues more quickly than the economy.

Strengthen our competitive position
Forging stronger ties with clients and developing promising new relationships are essential to reinforcing the Bank's competitive position.

Enhance the client experience
Strengthening our client base is contingent on taking better charge of clients and their needs, simplifying our offerings to them and processing transactions more efficiently.

Retain our best employees
Preserving the scope and diversity of competencies at the Bank depends on our ability to meet employees' needs better than ever.

Determine each client's complete business profile
Deploying information systems that establish every client's integrated profile is instrumental in providing better support for clients and encouraging them to make greater use of the range of financial solutions available.

Personal Banking

"Clients first"

Personal Banking offers clients expert advice and customized transaction, lending, credit card, insurance, deposit and investment solutions to help them achieve their financial goals.

Personal Banking encompasses:


More than
8,500
employees
2.4 million
retail clients
across Canada
321 million
transactions
per year
835 banking
machines

Total revenues – Personal Banking
Year ended October 31
(millions of dollars)

2007	1,435
2006	1,394
Change in total revenues	3.0 %
Credit activities	1.4 %
Transaction activities	7.9 %
Insurance activities	1.2 %
Savings and investing activities	6.4 %
Other activities	(64.2)%

Total revenues at Personal Banking rose 3.0% during the year, driven by solid growth in revenues from transactions (7.9%) as well as savings and investing activities (6.4%). Growth in revenues from credit activities was more modest due to the narrower interest margin on such activities in fiscal 2007. Insurance revenues increased 1.2% as growth in premiums was offset by adjustments to the actuarial reserves. Revenues from other activities, however, were down 64.2% owing to a gain on securities related to insurance activities in 2006. Excluding this gain, total revenues at Personal Banking rose 4.1%.

This segment has four areas of focus, namely, credit, transaction, insurance as well as savings and investing activities. For ease of understanding, information on each of these activities is presented separately, although they form part of an integrated approach aimed at providing comprehensive financial solutions geared to our clients' needs.

Credit activities

Credit activities cover all consumer loans, including mortgages, lines of credit and credit card advances, as well as distribution agreements, such as those signed as part of the partnership strategy. This heading's increased business volumes reflect the efforts made in 2007 to expand revenues from secured credit activities.

Retail credit, including securitization
As at October 31, 2007
(millions of dollars)

Total retail credit	34,724
Year-over-year change	7.6 %
Secured credit	27,375
Year-over-year change	9.5 %
Insured residential mortgage loans	1.5 %
Conventional residential mortgage loans	9.2 %
Mortgage-backed personal lines of credit	25.1 %
Total mortgage credit	6.6 %
Investment loans	53.3 %
Other personal loans	7,349
Year-over-year change	1.3 %
Credit card advances	2.3 %
Regular lines of credit	3.1 %
Other loans	(0.8)%

Highlights
- 7.6% increase in the volume of retail credit activities fuelled by stepped-up business development efforts and a brisk economy.
- Growth of 25.1% in the volume of All-In-One mortgage-backed personal lines of credit and 9.2% in the volume of conventional residential mortgage loans, which had a positive impact on mortgage credit as a whole.
- 53.3% jump in investment loans distributed as part of the partnership strategy, reflecting changes to the credit granting conditions under the simplified lending process.
- Slight growth in volumes of other personal loans, attributable to the reduction in other loans that was offset by the growth in revolving credit tools such as credit cards and regular lines of credit. This result was consistent with our strategy of promoting revolving credit.
- 78% increase in the number of credit cards sold in branches, reaching a level last set in 2002.

Transaction activities

National Bank offers a broad suite of products, services and packages, from the most basic to the most comprehensive. Clients can therefore select solutions that match their spending habits, the number of transactions they carry out and how they do their banking.

Highlights
- 12% jump in the number of active subscribers to Personal Internet Banking Solutions.
- 34 basis point improvement in the net interest margin on deposit transactions owing to higher interest rates during the year.
- Over 321 million transactions carried out, including 88% done electronically (other than in-branch or cheque transactions) and 6% via the Internet.
- Continuing success in protecting personal information and preventing debit and credit card fraud, especially by keeping losses in check and minimizing the impact on clients.

Insurance activities

National Bank Insurance offers an extensive range of insurance products through three subsidiaries that each contribute to the Bank's profitability. National Bank Life Insurance Company focuses chiefly on insurance products for credit cards, mortgage loans and consumer loans. National Bank General Insurance Inc. specializes in direct sales of automobile and home insurance. Lastly, National Bank Insurance Firm Inc. is a brokerage firm that offers life and health insurance products to consumers and businesses.

Highlights
- 9.5% progression in earned life insurance premiums prompted by the higher loan insurance enrolment rate, better mortgage loan retention and a more dynamic approach to direct sales activities for life insurance.
- 7% jump in earned property and casualty insurance premiums largely owing to the success of our combined auto/home policies and two-year extended term policies.
- Strong growth in the commercial client business of National Bank Insurance Firm thanks to an expanded service offering and the development of new relationships with clients.

Savings and investing activities

The Bank's branch network acts as the distributor of a full line of savings and investment products that are divided into two categories. The first category consists of registered and non-registered deposit products, for which substantially all of the revenues are recorded in the Personal and Commercial segment. The second category comprises investment vehicles and services generally offered by subsidiaries in the Wealth Management segment. For this product category, the branch network earns distribution or referral commissions.

Highlights

— 26% surge in the year's net inflows for savings products offered through the branches, driven mainly by the popularity of Strategic Portfolios, which advanced 20% to reach $4.2 billion in assets.

— Continued growth in managed assets, accounting for 31% of branch network savings, up 2% from the previous year.

— Boom in client enrolment in the Systematic Investment Plan, with 17,000 new clients taking advantage of the service.

— 30% gain in net inflows for the retirement and investment advisor team, which is one of the components of an integrated initiative to improve the Bank's positioning with the baby boomer client base.

STRATEGIES AND ACHIEVEMENTS

— **Further distance the Bank from the competition** by offering comprehensive financial solutions adapted to clients' changing needs and capitalizing on the value-added expertise of advisors.

- **Offer integrated solutions.** With respective growth rates of 25% and 20% in one year, the All-In-One home equity personal line of credit and the long-term Strategic Portfolios are prime examples of how comprehensive solutions are ideal for building durable relationships with clients.
- **Take service quality to a higher level.** Since 2002, overall satisfaction among Personal Banking clients has grown 20%, due to the special attention paid to the quality of the client experience at the branch level and via remote banking channels.
- **Fully meet clients' needs.** The new Customized Mortgage Plan gives clients a clearer overview of their mortgage needs while taking their budget and risk tolerance into account.
- **Constantly innovate.** With National Bank Insurance's novel *The less you drive, the less you pay* insurance plan, clients who spend less time at the wheel of their car can enjoy a discount of up to 25% on their basic premiums while also doing their part for the environment.

— **Strike a balance between the dual goals of profitability and market share preservation** by reviewing our procedures and development priorities.

- **Re-emphasize the importance of traditional savings products.** The sale of guaranteed investment certificates with bonus interest rates in the fall of 2007 was a resounding success and served as an opportunity to remind sales teams about the importance of this investment solution, which remains popular with Quebec depositors.
- **Bolster client retention.** By refocusing the objectives and compensation of the various sales teams, we will be able to achieve higher business retention rates in the near future.
- **Increase market penetration.** The new integrated financial package for healthcare professionals paved the way for signing a service agreement with the 67,000 members of the Quebec order of registered nurses in the fall of 2007.
- **Expand the Bank's presence outside Quebec.** With $3.9 billion in loans, and revenues growing well ahead of costs, the partnership program has reached the critical mass needed to contribute to the Bank's overall profitability.

— **Fuel synergies by aligning the development objectives of the various business segments**, stepping up their collaborative efforts and helping them take charge of clients.

- **Optimize distribution methods.** The integration of Altamira's operations and expertise with the Bank's branch network marks a pivotal step in achieving the critical mass needed to grow our business outside Quebec.
- **Boost cross-selling.** The updated referral agreements between business segments have been highly successful, as confirmed in particular by the $170 million growth in the volume of referrals from the branch network to National Bank Financial.
- **Pool expertise.** By sharing its know-how in developing structured notes, the Treasury sector made an important contribution to the launch of the Advantage 8 GIC, which brought in $120 million in 2007.
- **Increase the number of products held per client.** Higher client enrolment in credit insurance, salary deposit and electronic transaction solutions spurred the ongoing increase in the number of products held per client, which climbed between 2% and 5% this past year, depending on the client group.

— **Boost efficiency** by reviewing our practices and investing in technologies that allow us to fulfill our *One client, one bank* corporate vision.

- **Adopt a disciplined approach to pricing.** Fierce competition in the mortgage and traditional deposit markets requires renewed discipline in terms of product pricing in order to remain on target with the goal of protecting the Bank's competitive position.
- **Deploy the best technologies.** The Bank's new Management of Client Opportunities application, which is used by more than 1,900 of the Bank's financial advisors to better customize client offerings, won top honours in 2007 in the "Business Solutions" category at the *Gala des Octas* and in the "Organizational Transformation" category at the Canadian Information Productivity Awards.
- **Maximize the quality of operations.** By enhancing compliance with established business standards, we can reduce administrative costs and further improve the quality of the client experience.

Commercial Banking

"The energy of an SME, the experience of a large institution"

The mission of Commercial Banking is to be a leader in Quebec and in niche markets elsewhere in Canada by leveraging its core strengths: multi-expertise, innovation and proactivity. The Bank's service offering is made up of a wide range of solutions and specialized products that meet the needs of businesses at every stage of their development.

Commercial Banking encompasses:

70 business centres	A network of 447 branches	Close to 145,000 commercial clients

Total revenues – Commercial Banking
Year ended October 31
(millions of dollars)

	2007	2006	% change
Small businesses	81	81	-
Commercial	245	259	(5)
Lending activities[1]	326	340	(4)
Deposit activities	269	259	4
Other activities	119	99	20
Total	714	698	2

(1) Revenues from the Energy Group are included with the Financial Markets segment. Data from 2006 have been restated accordingly.

Commercial Banking revenues rose 2% in 2007 to total $714 million. Revenues related to other activities, which are less sensitive to changes in the economic cycle, posted the strongest growth, advancing 20% to $119 million. This included a 15% jump in foreign exchange revenues. Revenues from deposit activities were up $10 million, or 4%, to $269 million owing to a combination of higher volumes and a wider net interest margin on deposits. The $14 million decline in revenues from lending activities was attributable to the narrower net interest margin, which offset the 3% rise in loan volumes.

Overall, revenues from non-lending activities climbed 8% during the year and contributed 54% to the segment's total revenues, or 3% more than in 2006.

In order to provide a better overview of the Bank's lending, deposit and other activities, they are presented separately in the information that follows. They are nevertheless part of an overall approach aimed at offering commercial clients integrated financial solutions.

Lending activities

Lending activities include all loans granted by the Bank to small and medium-sized enterprises, such as term, demand, mortgage and operating loans. In fiscal 2007, business growth was tempered by the narrower net interest margin on loans.

Highlights

- 3% rise in commercial credit volumes, stemming chiefly from robust growth in term loans as well as mortgage and real estate loans.
- 10% growth in agricultural and agri-food loans outside Quebec as a result of a more focused approach to the Ontario and Western Canada markets in production areas where the Bank already has solid expertise.
- Continued quality of the portfolio of loans to small and medium-sized enterprises, as reflected in Commercial Banking's stable average risk rating and the low ratio of non-performing loans.

Deposit activities

Commercial Banking offers a varied selection of deposit and cash management solutions ranging from conventional term investments to corporate treasury funds. In developing these activities, our goal is to be more responsive to the personal deposit needs of our business clients.

Highlights
— 11% increase in deposit volumes driven mainly by special corporate deposits and term investments. This growth is consistent with the strategy of meeting the cash management needs of existing clients more effectively.
— Deposit volumes with medium-sized enterprises up $900 million, with Ontario and Western Canada accounting for 18% of the increase.

Other activities

An increasing share of Commercial Banking revenues is being generated by other activities, especially international services, electronic transactions and complementary services available at the Bank. During the year, those activities made a substantial contribution to revenue growth.

Highlights
— 20% gain in revenues from other activities fuelled in part by continued strong growth in foreign exchange activities.
— Sustained rise in revenues from referrals to other business units of the Bank or its subsidiaries thanks to a more integrated approach to each client's business.

STRATEGIES AND ACHIEVEMENTS

— **Build deeper relationships with clients** by enhancing the quality of interactions and ensuring better coordination of business development objectives.

- **Strengthen our advisory role by easing the administrative workload.** The new automated renewal process for commercial credit means that Account Managers can now devote more time to business development and satisfying clients' needs.
- **Bring the objectives of the various teams into line.** Better aligning the objectives and compensation methods of Commercial Banking and the other business units of the Bank and its subsidiaries helped boost cross-selling revenues from non-foreign exchange sources, such as Private Investment Management, mutual funds and insurance.
- **Improve client satisfaction.** In the past five years, the number of commercial clients who are very satisfied with the services received has risen 31%, which had a significant impact on efforts to retain existing clients and develop promising relationships with new ones.

— **Maximize existing business relationships** by assisting business owners with their personal financial needs as well as the strategic issues facing their businesses.

- **Expand the scope of partnership agreements.** By extending the partnership program to Commercial Banking, we were able to conclude agreements with our partners' financial advisors to finance the acquisition of business portfolios and deploy customized offerings for healthcare professionals.
- **Increase the proportion of business that clients entrust to us.** Efforts to better meet the cash management needs of businesses paid off with 11% growth in deposit volumes, leading to improved client retention and profitability.
- **Ensure the smooth transfer of company ownership.** We offer employee training as well as dedicated teams and programs to support owner-managers in meeting their financing needs and preserving the capital resulting from a transfer.

— **Develop new markets** by striving to replicate successful models and offering solutions adapted to business conditions.

- **Capitalize on our expertise in agricultural and agri-food markets.** As the leading bank in Quebec's agricultural market, the Bank is well positioned to further expand its presence in selected segments of agricultural and agri-food markets across Canada. Growth in such loans outside Quebec was up 10% in 2007.
- **Reproduce the success of specialized groups.** The Bank has carved out an enviable position for itself in healthcare, film and high-tech through an approach focusing on specialization in order to stay attuned to the issues and challenges facing each sector. This success served as a template for creating centralized business units dedicated to serving the needs of public sector, religious order and real estate clients in 2007.
- **Take full advantage of foreign exchange operations.** With revenue growth of 15%, foreign exchange operations are a key growth area and a cost-effective way to forge new business relationships, particularly outside our core market.

— **Maintain loan portfolio quality** through rigorous underwriting and close monitoring of our business operations.

- **Recognize the financial capacity of businesses with solid foundations.** Building on its resounding success in 2005, the special term loan offer for clients with the best financial profiles was relaunched in the second half of 2007. This contributed to the 7% growth in term loans during the year.
- **Balance rigorous underwriting and clients' financing requirements.** By keeping the loan portfolio's average risk rating and the proportion of non-performing loans stable, we have solidly positioned ourselves for the next phase of the economic cycle.

Wealth Management

- More than 79 mutual funds
- 33 fund portfolio solutions
- Direct and full-service brokerage services
- Trust and portfolio management services
- Private and personalized investment management services featuring sophisticated diversification techniques

Segment results – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	% change
Excluding specified items[1]			
Net interest income	130	128	2
Other income	744	691	8
Total revenues	874	819	7
Operating expenses	625	601	4
Income before income taxes and non-controlling interest	249	218	14
Income taxes	80	70	14
Non-controlling interest	5	6	(17)
Net income excluding specified items	164	142	15
Specified items after taxes	(11)	–	
Net income	153	142	8
Average assets	677	689	(2)
Risk-weighted assets	2,882	1,251	130
Average deposits	7,554	7,617	(1)
Efficiency ratio excluding specified items	71.5%	73.4%	

(1) See *Financial Reporting Method* on pages 12 and 13.

In today's environment, in which the need for credit is giving way to savings and management of accumulated wealth, the Wealth Management team has worked diligently to become a major player in the personal investing universe.

The Wealth Management segment posted net income excluding specified items of $164 million in 2007, representing a 15% increase over the previous fiscal period. At $874 million, revenues were up $55 million, or 7%, from $819 million in 2006. Operating expenses rose 4%, almost 50% slower than revenues, to stand at $625 million. As a result, the efficiency ratio improved from 73.4% in 2006 to 71.5% in 2007.

In terms of revenues, 2007 was characterized by balanced and continued business expansion. Securities brokerage activities accounted for over 40% of the increase, driven by sustained growth in assets under management or under administration, while the remainder stemmed from discretionary management services, trust services and mutual funds. The popularity of investment solutions, such as the Strategic Portfolios, the Meritage Portfolios and the monthly income portfolios offered at branches, accounted for the gain in mutual fund activities, while discretionary management services and trust services benefited from the repositioning of certain activities and strong growth in Private Investment Management assets.

Overall, this success reflects the soundness of the strategy and the quality of the financial solutions offered by advisors, who develop strategies tailored to the markets and each investor's specific needs and goals.

STRENGTHS

A major player in the savings market	The leading full-service broker in Quebec	Proven capacity for innovation
A wide and varied distribution network	A pool of talent with great potential	

CHALLENGES

Become No. 1 in savings in Quebec
Re-emphasizing the importance of traditional savings products and further differentiating off-balance sheet investment solutions such as mutual funds will help National Bank become the leader in Quebec as well as strengthen its position in the rest of Canada.

Capitalize on changing demographics
The Bank must draw on its ability to adapt and innovate in order to seize the opportunities represented by the savings accumulated by individuals who are retired or are nearing retirement.

Reduce complexity
Maintaining the Bank's competitive advantage means developing innovative, simple and attractive solutions that meet the needs of current and future retirees as well as young investors.

Become even more efficient
Keeping expense growth below income growth is a major challenge to increasing the Bank's profitability in a context of stricter regulation and greater competition.

Assets under management or under administration and revenues – Wealth Management
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	Assets under management or under administration			Revenues		
	2007	2006	% change	2007	2006	% change
National Bank Financial	52,689	49,314	7	543	512	6
NBCN Inc. (Correspondent Network)	63,307	54,585	16			
National Bank Direct Brokerage	10,381	9,703	7	51	51	–
Securities brokerage	126,377	113,602	11	594	563	6
National Bank Securities	8,524	8,070	6	68	59	15
Altamira Investment Services	4,431	3,837	15	73	66	11
Mutual funds	12,955	11,907	9	141	125	13
Natcan Investment Management	29,771	31,571	(6)	61	59	3
National Bank Trust	63,301	65,908	(4)	104	93	12
Other (mortgages sold)	7,074	6,290	12	–	–	–
Gross total	239,478	229,278	4	900	840	7
Institutional and other funds	67,147	68,097	(1)			
Assets presented in more than one activity	28,865	27,451	5			
Intercompany eliminations				(26)	(21)	–
Total retail assets	143,466	133,730	7	874	819	7

(1) See *Financial Reporting Method* on pages 12 and 13.

The total assets managed or administered by our Wealth Management units rose $10 billion to stand at $239 billion ($210 billion excluding assets presented in more than one category). Personal financial assets managed or administered by National Bank (including third-party products) increased 7% to reach $143 billion. Almost all units involved in managing or distributing non-institutional solutions posted gains, with the Correspondent Network leading the way. Institutional assets, such as pension funds, and transfer and custody activities were down mainly due to the renegotiation of certain contracts.

Securities brokerage

National Bank has a strong presence in securities brokerage. Its subsidiary National Bank Financial (NBF) is the leading full-service broker in Quebec, and one of the largest in Canada. Its Correspondent Network (NBCN) is Canada's premier provider of clearing and brokerage services, with more than 100 associated organizations. Moreover, National Bank Direct Brokerage (NBDB) is the fourth-largest discount brokerage in Canada in terms of average assets per account.

Full-service brokerage

The Bank earns most of its securities brokerage revenues from NBF Individual Investor Services, whose extensive team offers investment advice, full-service brokerage, portfolio management and a vast selection of both proprietary and non-proprietary products through some 736 investment advisors working out of 85 branches across Canada.

Highlights

- Assets up 7% at NBF and 16% for NBCN due to rising markets and new business development.
- Continued improvement in most productivity indicators, especially assets per advisor, which increased 6%.

National Bank Direct Brokerage

NBDB is one of the largest discount brokers in Canada and a leader in Quebec. Business was up considerably because of its increased role as a provider of leading-edge solutions for investors interested in direct trading, and also because of greater coordination of its activities with the branch network.

Highlights

- 7% growth in assets to $10.4 billion as at October 31, 2007, fuelled by rising markets and new business development.
- 31% rise in trading volume and 13% increase in revenues per client owing to favourable market conditions and the steady increase in average assets per client.

Mutual funds

National Bank offers a broad range of mutual funds and principal-protected notes through its two fund managers, National Bank Securities and Altamira Investment Services (Altamira). Recognized for their ability to deliver innovative and effective total solutions, these two fund managers have combined assets of $13 billion, in addition to substantial assets in the popular CashPerformer account.

National Bank Securities

During the year, National Bank Securities put considerable effort into the deployment of a new series of six monthly income portfolios, which immediately found a market. These new portfolios, which are turnkey solutions, provide investors with regular monthly income as well as healthy portfolio diversification and an attractive tax structure. With the launch of the Omega Funds at the beginning of fiscal 2008, National Bank Securities further confirmed its reputation for innovation.

Highlights

- 6% increase in mutual fund assets to $8.5 billion. Sustained sales of long-term funds were tempered by the migration of certain assets from money market funds intended for individuals and businesses into traditional deposit products.
- The growing popularity of Strategic Portfolios distributed through the branches resulted in a 20% jump in assets to $4.2 billion.
- 35% growth in assets for linked notes, consolidating the Bank's position as one of the top issuers of linked notes in Canada.

Altamira Investment Services

The Bank has announced that it will gradually consolidate the distribution activities of Altamira with its own during 2008. This will enable the branch network to develop closer relations with Altamira clients, and will give Altamira clients the convenience of a greater number of points of service, as well as a broader array of financial solutions to choose from. The Altamira brand will continue to be actively promoted in relation to the extensive Altamira family of funds, the CashPerformer account and investment solutions such as the Managed Portfolios and Meritage Portfolios.

Highlights

- Revenues up 11% as a result of asset growth and a wider net interest margin for the high yield CashPerformer account.
- Successful launch of the Meritage Portfolios, which boasted $564 million in assets one year after rollout. The recent addition of two more portfolios brought the total number to 14.
- The Canadian and U.S. dollar CashPerformer accounts continued to be very popular, with their combined assets nearing $5 billion. The Canadian dollar's appreciation during the year sparked added interest in the U.S. dollar CashPerformer. The addition of alternatives giving advisors greater control over their compensation also had a positive impact on the sales picture at the end of the year.

Portfolio management

Natcan Investment Management delivers a full spectrum of portfolio management services and fits them as closely as possible to the needs of each of its client segments: in-house and external institutional investors, who want to maximum their risk/return trade-off, and banking clientele, who are more interested in reducing the downside risk of invested assets.

Highlights

— Revenue growth of $2 million, bringing revenues to $61 million, stemming from the increase in assets from internal clients, which offset the reduction in assets from external sources.

— Marked improvement in the performance of National Bank and Altamira funds managed by Natcan Investment Management, with two thirds posting yields above the median in 2007.

Discretionary management and trust services

National Bank Trust offers discretionary asset management and mutual fund administration services, as well as securities custody services to institutional clients. Due to the success of its Private Investment Management program, the Bank ranks sixth in Canada for this type of service. This success can be traced to the professionalism of Bank advisors and a disciplined and structured management style that contributes to a superior performance in several economic contexts.

Highlights

— 17% increase in Private Investment Management program assets to $6.6 billion as a result of gross sales in excess of $1 billion for a fourth straight year. The reduction of yield volatility through the use of hedge funds was a significant factor in portfolio performance.

— Close to 1,500 new clients joined National Bank Trust during the year.

STRATEGIES AND ACHIEVEMENTS

— **Increase penetration of our investment solutions** by further differentiating them and integrating them into our other financial solution offerings.

- **Offer solutions that respond to demographic change.** The six monthly income portfolios offered since 2006 to investors concerned about retirement have been enthusiastically received, as demonstrated by the strong growth in portfolio assets, which amounted to $365 million as at October 31, 2007.
- **Enhance returns.** The marked improvement in the returns of the Altamira funds managed by Natcan Investment Management, 74% of which posted returns above the median, is tangible proof of the efforts deployed to ensure the greatest long-term satisfaction of investors.
- **Ensure asset retention.** By raising the proportion of fee income to 40%, National Bank Financial is creating conditions for better asset retention by strengthening client relationships.

— **Catalyze energies** by refocusing certain activities and combining the strengths of the different teams in order to improve productivity.

- **Increase critical mass.** The consolidation of Altamira's operations with those of the Bank during 2008 will be an essential step in accelerating the company's growth outside Quebec.
- **Create joint teams.** The integration of the National Bank Securities and NBDB business development teams was completed in line with our *One client, one bank* corporate vision. This will boost synergies for the Bank's new Investment Solutions group.

— **Enhance the client experience** by reducing the complexity of the different offerings and enabling advisors to perform their role more effectively.

- **Simplify the product offering.** The amalgamation of several Altamira funds in the latter half of the year was part of the Bank's concerted effort to simplify the product offering, which will also make it possible to reduce the complexity of the solutions proposed.
- **Emphasize the advisory role.** NBF's adoption of a business vision geared to providing advice rather than traditional portfolio management will make the full-service broker an industry leader in Canada in terms of service quality.
- **Deliver information.** In 2007, NBDB added one of the industry's most comprehensive asset allocation tools to its transaction site, as well as research reports from NBF and the U.S. firm Angus Research.

— **Accelerate business development** by capitalizing on cross-selling and the Bank's ability to innovate.

- **Launch products with a high value-added component.** The resounding success of Altamira's Meritage Portfolios during the year, with assets of $564 million as at October 31, 2007, paved the way for National Bank Securities to roll out the Omega Funds at the start of fiscal 2008.
- **Explore new markets.** The acquisition of new clients from among our commercial clientele and the segmentation of pricing based on trading habits were two important keys to new business development at NBDB.
- **Pair banking solutions with savings solutions.** By offering a complete financial package featuring a chequing account, mortgage solutions and a distinctive credit card, NBF strives to go beyond its clients' expectations while ensuring that the Bank maximizes coordination among its various business units.

Financial Markets

- Some 30 profit centres
- Diversified investment banking activities
- Active participation on global capital markets

Segment results – Financial Markets

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	% change
Excluding specified items[1]			
Net interest income	(9)	172	
Other income	1,296	915	
Non-controlling interest in Innocap Investment Management Inc.	(46)	(10)	
Total revenues	1,241	1,077	15
Operating expenses	704	617	14
Contribution	537	460	17
Provision for credit losses	-	4	-
Income before income taxes and non-controlling interest	537	456	18
Income taxes	167	150	11
Non-controlling interest	(1)	(1)	-
Net income excluding specified items	371	307	21
Specified items after taxes[1]	(17)	-	-
Net income	354	307	15
Average assets	88,855	69,255	28
Risk-weighted assets	23,815	20,085	19
Average deposits	34,447	28,382	21
Average loans and acceptances	5,562	4,912	13
Net impaired loans	21	22	(5)
Net impaired loans as a % of loans and acceptances	0.4%	0.4%	
Efficiency ratio excluding specified items	56.7%	57.3%	

(1) See *Financial Reporting Method* on pages 12 and 13.

The Financial Markets segment comprises brokerage and financing services offered to corporate and institutional clients by National Bank and its brokerage subsidiaries, National Bank Financial Inc. and National Bank Financial Ltd. (collectively National Bank Financial or NBF), as well as functions that are essential for the sound operation of a major bank, such as funding, asset/liability matching and investment portfolio management.

Net income for Financial Markets totalled $371 million in 2007, up 21% over the previous year. Excluding the non-controlling interest, total revenues amounted to $1,241 million, a year-over-year increase of 15%. Operating expenses, at $704 million, rose 14% in 2007 because of the inclusion of the expenses of Credigy Ltd. and an increase in variable compensation, among other things. The efficiency ratio for Financial Markets was reduced to 56.7%, from 57.3% at year-end 2006, an improvement that was driven by cost control measures and a shift in revenue streams to activities with lower payout.

The provision for credit losses stemming from the corporate loans portfolio was nil in 2007 due to favourable economic conditions and the quality of the Bank's portfolio. Average assets, consisting primarily of securities, grew 28% to $88.9 billion and credit to corporations increased 13% to $5.6 billion.

STRENGTHS


A strong presence on financial markets
Leading-edge expertise in areas such as derivatives and financial engineering
Innovation and flexibility

CHALLENGES

Effectively manage all types of risk
The prospect of tougher economic conditions in 2008 will require Financial Markets to make a greater contribution in terms of risk management in order to reduce the capital requirements associated with its operations as well as the impact for clients.

Pursue growth within a stable cost structure
Finding new ways to contain rising costs stemming from new business development is a prerequisite for Financial Markets to remain competitive on capital markets.

Remain in the most promising business niches
The worldwide phenomenon of corporate consolidation means that the segment must make a point of identifying business niches that are likely to be top performers in the long term.

Take advantage of market conditions
Changing market conditions, including those related to volatility and the yield curve, offer opportunities that the Financial Markets segment will strive to exploit while minimizing all types of risk.

Revenue breakdown – Financial Markets
Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	% change
Excluding specified items[1]			
Adjusted for non-controlling interest			
Trading revenues			
Interest rate	105	51	106
Equities	298	266	12
Commodity, precious metal, and currency contracts	21	25	(16)
	424	342	24
Banking services	175	176	-
Financial market fees	279	269	4
Gains on available for sale securities	126	152	(17)
Other	237	138	72
Total	1,241	1,077	15

(1) See *Financial Reporting Method* on pages 12 and 13.

The breakdown of revenues again shows the advantage of diversified income streams. Trading activities accounted for half of the rise in segment revenues, due to the performance of interest rate and equity trading. Financial market fees were up $10 million to reach $279 million for fiscal 2007 despite more difficult market conditions in the latter part of the year. At $126 million, gains on available for sales securities were down from 2006, which had been an exceptional year on the markets. The inclusion of revenues from Credigy Ltd. for a full year in 2007 and the share of revenues from Maple Financial Group Inc. accounted for most of the increase under *Other*.

Capital market activities offer a variety of opportunities, depending on the stage of the economic cycle and the specific features of the instrument used. They can reduce the volatility of performances among the different individual revenue streams and increase the stability of overall results.

STRATEGIES AND ACHIEVEMENTS

— Step up expansion outside Quebec by capitalizing on recognized expertise and international alliances.

- **Take a stronger lead in the government bond market.** In 2007, National Bank Financial was designated as a member of the syndicates floating Ontario and British Columbia debt securities, which had a positive impact on client confidence in NBF's ability to carry out major transactions in fixed-income segments.
- **Make Innocap Investment Management a global success.** By forging an alliance with BNP Paribas for hedge fund managed accounts, the Bank intends to make Innocap Investment Management a global success story in future years. At year-end, this joint venture set up by the Bank administered assets of US $2.2 billion, for year-over-year growth of 32%.
- **Take full advantage of the Bank's current positioning in the United States.** The U.S. economic cycle is favourable for business development at Credigy Ltd., a purchaser and service provider for distressed receivables in which the Bank has a majority interest.

— Maintain risk management vigilance, notably by allocating capital to market opportunities that present the best risk/return ratio.

- **Closely monitor the corporate loans portfolio.** After taking a $4 million provision for credit losses in 2006, the segment did not take a provision in 2007, continuing a multi-year trend of low loss provisions in historical terms.
- **Actively manage risk exposure.** Its leading-edge expertise in syndication and transfers helped the segment to continue optimizing management of risk related to corporate, energy, single-name and industry portfolios.

— Focus energy by maximizing synergies and promoting the development of centres of excellence with well-defined competitive advantages.

- **Consolidate activities involving external partners.** By placing Innocap Investment Management, the Correspondent Network and the Partnership business units under a single management structure, the Bank will derive maximum benefit from activities involving external partners.
- **Refocus certain activities in order to eliminate distractions.** By selling off its U.S. merger and acquisition business, the Financial Markets segment can concentrate on developing activities that complement its Canadian ones, such as U.S. equity derivatives.
- **Position the Bank as the leading provider of integrated risk management solutions in Canada.** Distributing alternative management or equity derivative solutions to individuals and businesses is a good example of the potential offered by an integrated business development approach.



Other

Segment results – Other
Year ended October 31
(millions of dollars)

	2007	2006
Excluding specified items[1]		
Net interest income	(338)	(338)
Other income	47	122
Total revenues	(291)	(216)
Operating expenses	35	33
Provision for credit losses	(48)	(48)
Loss before income taxes and non-controlling interest	(278)	(201)
Income tax recovery	(228)	(179)
Non-controlling interest	18	17
Net loss before specified items	(68)	(39)
Specified items	(364)	14
Net loss	(432)	(25)
Average assets	(12,286)	(9,914)

(1) See *Financial Reporting Method* on pages 12 and 13.

The *Other* heading presents data on securitization operations, certain non-recurring items such as investment revaluations and the unallocated portion of centralized services. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management income were recorded as *Other income*.

For fiscal 2007, the net loss excluding specified items for the *Other* heading was $68 million, as against $39 million in fiscal 2006. The more significant net loss in 2007 was mainly attributable to the adjustment to certain provisions and to foreign exchange gains in 2006.

Financial Analysis

Analysis of consolidated results

Asset-backed commercial paper

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount is in addition to the $156 million of ABCP already held by the Bank. As at October 31, 2007, once adjusted, the carrying value of this ABCP owned by the Bank was $1,719 million. The carrying value of this ABCP classified in *Available for sale securities* was $1,606 million and an amount of $113 million was classified in *Held for trading securities*.

During the fourth quarter of 2007, the Bank adjusted the carrying value of the ABCP it owned due to impairment in the value of some of the underlying assets, the significant reduction in liquidity of the commercial paper and the uncertain nature of the terms and conditions of the restructuring proposals of the ABCP conduits. A charge of $575 million was recognized in the Consolidated Statement of Income, specifically $42 million under *Trading revenues* (Financial Markets segment) and $533 million under *Gains (losses) on available for sale securities* (under the *Other* heading of segment results). This charge represents Management's best estimate of impairment within a reasonable range of possible write-downs.

The deterioration in global credit markets, prolonged illiquidity, the limited information available concerning the value of the underlying assets, increased market volatility and a significantly weaker U.S. housing market all contributed to the turmoil in the Canadian ABCP market. Determining the fair value of the ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Whenever available, observable market inputs for comparable underlying securities, from independent pricing sources, were used to assess the fair value of each class of assets in the trusts.

The Bank's valuation was based on its assessment of then-prevailing conditions, which may change in subsequent periods. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a change in economic conditions in North America.

Total revenues

Total revenues for fiscal 2007 on a taxable equivalent basis[1] amounted to $3,628 million, down $355 million (Table 1, page 70). Excluding the specified items recorded in 2007 and 2006, total revenues on a taxable equivalent basis reached $4,224 million, up $262 million or 7% from the previous year.

Net interest income

Net interest income for fiscal 2007 on a taxable equivalent basis[1] totalled $1,254 million, as against $1,414 million for fiscal 2006 (Table 2, page 70). Net interest income at Personal and Commercial advanced $35 million, or 3%, to $1,365 million for fiscal 2007, chiefly due to growth in loan and deposit volumes. Personal Banking accounted for the bulk of this growth, which was driven primarily by the increase of $2.4 billion, or 7%, in average loans, mostly mortgage lines of credit and traditional mortgage loans. The growth in loan volume was tempered by a narrowing of the Personal Banking spread from 2.73% in 2006 to 2.64% in 2007. The spread narrowed mainly as a result of the higher cost of funds for credit products, while the deposit spread stayed more or less the same. The remainder of the increase in the segment's net interest income stemmed from average commercial loans, which grew $400 million in 2007, while the commercial loan spread remained stable. For the Financial Markets segment, net interest income was down $183 million. This decrease was attributable to trading activities and was offset by higher trading revenues recorded in *Other income*. Furthermore, the cost of financing of the ABCP held by the Bank trimmed $21 million from net interest income for the year.

Other income

Other income for fiscal 2007 on a taxable equivalent basis[1] stood at $2,374 million, compared to $2,569 million in fiscal 2006 (Table 3, page 71). Gains on available for sale securities decreased $587 million, chiefly due to the decline in the value of the ABCP held by the Bank. Trading revenues increased $211 million, despite the decline in value of the ABCP held in a trading portfolio. Taking into account the portion recorded as net interest income and non-controlling interest, trading revenues reached $394 million, up $40 million over fiscal 2006 (Table 4, page 71). This growth was attributable to higher revenues from equity securities and fixed income financial instruments.

As indicated in Table 3, page 71, underwriting and advisory fees totalled $381 million in fiscal 2007, as against $373 million in fiscal 2006. This growth was achieved despite more difficult market conditions in the fourth quarter of 2007. Card service revenues and lending fees declined $11 million to $161 million in 2007. Revenues from acceptances and letters of credit and guarantee were stable, while deposit and payment service charges were up $5 million.

(1) See *Financial Reporting Method* on pages 12 and 13.

Insurance product marketing efforts continued to bear fruit in fiscal 2007, with insurance revenues rising $2 million to $115 million for the year, despite adjustments to actuarial reserves that limited revenue growth. The continued popularity of Private Investment Management and higher mutual fund volumes and market values had a 16%, or $48 million, impact on growth in trust service and mutual fund revenues, which totalled $357 million in 2007.

Securitization revenues were up $4 million, or 2%, to $179 million. Furthermore, other income increased $109 million to $351 million due to the inclusion of the activities of Credigy Ltd. as of the fourth quarter of 2006.

Operating expenses

Operating expenses for fiscal 2007 were $2,632 million, up $86 million, or 3%, over the previous year (Table 6, page 73). Excluding specified items for the fourth quarter of 2007, expenses increased $116 million to $2,662 million.

Compensation expenses for fiscal 2007 totalled $1,498 million, up 1% over the previous year, as the increase in regular salaries and pension plan expenses, resulting primarily from the activities of Credigy Ltd., was offset by the decrease in variable compensation. The ratio of salaries and staff benefits to operating expenses was down 1% from fiscal 2006 to 57% in 2007.

Technology expenses, including amortization, stood at $407 million for the year, $20 million more than one year earlier, while professional fees amounted to $194 million in 2007, compared to $141 million in 2006. These increases resulted from initiatives to improve technology platforms, optimize support operations and meet regulatory requirements.

Other expenses and communication costs totalled $364 million, down $11 million from 2006. This decrease reflected, among other things, the decline in capital and payroll taxes, advertising costs and communications expenses.

Provision for credit losses

In fiscal 2007, the provision for credit losses rose $26 million to $103 million (Table 5, page 72). As at October 31, 2007, the general allowance stood at $308 million, more than one and a half times the historical average of annual credit losses incurred by the Bank.

The provision for credit losses for individuals climbed $9 million to $62 million in 2007, due to the strong growth in consumer loan volumes, which inevitably translates into higher losses, and the slight rise in personal bankruptcies in Quebec. Commercial and real estate credit losses were $44 million in fiscal 2007, an increase of $24 million over 2006, due to the higher recovery rate in 2006 for commercial loans. Finally, no provisions for credit losses were recorded for corporate financing activities in fiscal 2007, whereas $4 million was provisioned in 2006. The significant decrease in this segment's provision for credit losses over the past few years can be explained by the fact that business can directly access the capital markets and are boasting healthy balance sheets. Overall, specific provisions for credit losses in 2007 accounted for only 0.20% of average loans and acceptances, as against 0.16% the previous fiscal year.

Income taxes

Note 20 to the consolidated financial statements on pages 119 and 120 provides details concerning the Bank's income taxes. For fiscal 2007, income taxes were $79 million, for an effective tax rate of 11.5%, compared to income taxes of $277 million, for an effective tax rate of 23.5% in 2006. Excluding specified items, income taxes for 2007 were $253 million and the effective tax rate was 20%, a decrease from fiscal 2006 that was attributable to tax-exempt income from securities.

Comprehensive income

For fiscal 2007, comprehensive income was $92 million less than net income for the year owing mainly to the impact of the higher Canadian dollar on investments in foreign currency.

Analysis of fourth-quarter consolidated results

The Bank reported a net loss of $175 million in the fourth quarter of 2007, compared to net income of $220 million in the corresponding quarter of 2006. The diluted loss per share was $1.14, as against diluted earnings per share of $1.31 in the same quarter a year earlier.

In the fourth quarter of 2007, the Bank recorded the following specified items:

- an after-tax charge, taking into account the reduction in variable compensation, of $365 million related to the adjustment to the value of ABCP;
- the cost of financing the ABCP held and certain other charges totalling $16 million, net of income taxes; and
- an after-tax restructuring charge of $5 million resulting from the announced gradual consolidation of Altamira's activities with those of the Bank and a $6 million charge for the impairment in value of an intangible asset.

Excluding these specified items, net income for the fourth quarter of 2007 was $217 million, or $3 million less than in the year-earlier period, and diluted earnings per share totalled $1.34, up $0.03 from the corresponding quarter of 2006.

Return on common shareholders' equity was (16.0)% in the fourth quarter of 2007, compared to 19.7% for the same period of 2006. Excluding specified items for 2007, return on common shareholders' equity was 18.4%, compared to 19.7% for the corresponding quarter of 2006.

The Bank's total revenues were $402 million in the fourth quarter of 2007, compared to $970 million in the fourth quarter of 2006. Excluding the specified items recorded in the fourth quarter of 2007, total revenues amounted to $998 million, for an increase of $28 million, or 3%.

Total revenues for Personal and Commercial rose $3 million, or 1%, to $545 million. Loan and deposit volumes at Personal and Commercial experienced robust growth of 7% and 5% respectively in the fourth quarter of 2007 versus the year-earlier period. This growth was tempered by the narrowing of the net interest margin by 20 basis points in the fourth quarter of 2007 compared to the fourth quarter of 2006, reflecting tightening market credit conditions and the higher interest rates at the beginning of the quarter owing to the global liquidity situation.

Wealth Management total revenues climbed $6 million to reach $208 million in the fourth quarter of 2007. Robust private investment management and mutual fund activities accounted for most of the revenue growth.

Lastly, total revenues for the Financial Markets segment, net of non-controlling interest and specified items, amounted to $312 million in the fourth quarter of 2007, up 6% from $293 million for the fourth quarter of 2006. Trading revenues rose 8% to $116 million, while Other activities contributed $62 million, or $40 million more this quarter than the same period in 2006, mainly due to the share of Maple Financial Group revenues and favourable revenues from asset and liability management.

In the fourth quarter of 2007, operating expenses declined $33 million from the same period a year earlier to $640 million. Excluding the reduction in variable compensation related to the adjustment in the value of the ABCP, the charge related to the consolidation of Altamira's activities with those of the Bank and the impairment in the value of an intangible asset, operating expenses decreased $3 million from the year-earlier period to $670 million.

Salaries and staff benefits were down $52 million to $336 million in the fourth quarter of 2007 owing to the decline in variable compensation related to the decreased value of the ABCP. Higher technology expenses to stimulate future business growth were offset by the reduction in other expenses.

In the fourth quarter of 2007, the Bank recorded provisions for credit losses of $29 million, as against $22 million for the same period a year earlier, attributable to higher losses on commercial loans.

Comprehensive income

In the fourth quarter of 2007, comprehensive income was a loss of $199 million, or $24 million more than the net loss for the same period of the previous year. This was mainly due to the decrease in the value of investments in foreign currency owing to the higher Canadian dollar and the decrease in the fair value of available for sale financial assets, partly mitigated by unrealized gains on derivatives designated as cash flow hedges.

Analysis of consolidated cash flows

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, certain activities, such as trading activities, generate significant cash flow movement, which can have an impact on several assets and liabilities such as held for trading securities, securities sold short or securities sold under repurchase agreements.

For fiscal 2007, cash and cash equivalents were down $7.9 billion, after having increased $4.6 billion the preceding year. As at October 31, 2007, cash and cash equivalents totalled $3.0 billion versus $10.9 billion one year earlier.

Operating activities in fiscal 2007 generated $2.6 billion in cash flows, owing chiefly to the $1.0 billion decrease in held for trading securities and the $1.0 billion decline in other items. In 2006, operating activities required $2.1 billion in cash flows, primarily due to the $5.7 billion increase in held for trading securities, offset in part by funds stemming from the decline in brokers' accounts receivable.

Financing activities required cash flows of $8.5 billion, mainly due to the $7.4 billion decrease in securities sold under repurchase agreements, and the $1.1 billion decline in deposits. In 2006, financing activities generated $6.1 billion in cash flows, mainly as a result of the $9.5 billion increase in deposits, offset in part by the cash used to purchase $3.4 billion in securities sold under repurchase agreements.

Lastly, investing activities required $2.0 billion in cash flows in fiscal 2007, chiefly owing to the increase in available for sale securities following the Bank's purchase of ABCP. Furthermore, in fiscal 2007, securitization activities generated $2.8 billion in cash flows, which were used to finance the $3.9 billion increase in loans. For the corresponding period of 2006, investing activities generated about $0.6 billion in cash flows. The $4.0 billion in cash flows stemming from deposits with financial institutions and the $2.3 billion from securitization activities were used to finance the $5.3 billion growth in loans.

Analysis of consolidated balance sheet

The Bank's total assets stood at $113.1 billion as at October 31, 2007, compared to $116.8 billion as at year-end 2006, for a decrease of 3% (page 84).

Cash and deposits with financial institutions

Cash and deposits with financial institutions totalled $3.3 billion as at October 31, 2007, compared to $10.9 billion a year earlier, a decline of $7.6 billion. A description of the Bank's liquidity risk management practices is presented on page 66 of this Annual Report.

Securities

Securities amounted to $45.2 billion as at October 31, 2007, or 40% of total assets, for a decrease of $1.1 billion from $46.3 billion as at October 31, 2006. Available for sale securities, i.e., securities generally held long term, totalled $8.4 billion as at year-end 2007, a $1.6 billion increase since October 31, 2006 owing to the purchase of ABCP in the fourth quarter of 2007. Held for trading securities decreased $1.0 billion from the previous year. The Bank's market risk management policies are described on pages 64 to 66 of this Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $6.0 billion as at October 31, 2007, down $1.6 billion from a year earlier.

Loans and acceptances

Accounting for almost 45% of total assets, loans and acceptances were up $1.4 billion, or 3%, to $52.0 billion as at October 31, 2007.

The residential real estate market turned in another good performance in 2007, especially in the Bank's primary market, which led to an increase of over $1.3 billion, or 6%, in mortgage loans. As at October 31, 2007, mortgage loans, including securitized loans, amounted to $23.0 billion versus $21.7 billion a year earlier.

Personal loans and credit card receivables totalled $13.1 billion at the end of fiscal 2007, compared to $11.3 billion at year-end 2006, for an increase of 16%. At $1.9 billion before securitization, credit card receivables were up 6% over October 31, 2006, and consumer loans, at $12.4 billion, were ahead 15% from the previous year. This solid progress was due to the volumes generated by the various partnership agreements entered into by the Bank, and to secured mortgage lines of credit. As at October 31, 2007, the Bank had securitized $1.2 billion of credit card receivables, the same amount as the year-earlier period.

Totalling $23.5 billion as at October 31, 2007, loans and acceptances for businesses and government were comprised of $14.0 billion of loans to small and medium-sized enterprises, representing an increase of approximately $400 million over 2006. Corporate loans and acceptances continued to grow to reach $5.9 billion at year-end 2007, an increase of 11.5% from the previous fiscal year.

Table 13 on page 77 presents, among other things, commercial loans by industry type as at September 30 for the last five years. The proportion of residential mortgage loans remained relatively stable at close to 31.5% in 2007 and 2006, while loans to individuals accounted for 26.3% of total loans at the end of fiscal 2007, compared to 23.5% in 2006. These changes were largely the result of the popularity of secured mortgage lines of credit over traditional mortgage loans. As for commercial loans, the services sector's share of the portfolio fell from 7.7% of loans outstanding in 2006 to 5.4% in 2007. The financial institutions sector, on the other hand, represented only 8.1% of the loan portfolio as at September 30, 2007, compared to 10.6% one year earlier.

Net impaired loans

Impaired loans, net of specific and general allowances, were negative $179 million as at October 31, 2007, compared to a negative balance of $192 million as at October 31, 2006. Gross impaired loans totalled $249 million as at October 31, 2007, versus $234 million as at October 31, 2006, for an increase of 6% (Table 14, page 78). These loans represented 7% of adjusted tangible capital and allowances, a 1% increase since October 31, 2006. Net of specific allowances, impaired loans were up $13 million year over year to $129 million. Net impaired personal loans posted the largest increase, at $12 million.

A detailed description of the Bank's credit risk management practices is presented on pages 61 to 64 of this Annual Report.

Other assets

As at October 31, 2007, other assets amounted to $12.5 billion, compared to $9.0 billion as at the corresponding date in 2006. This heading includes, in particular, the fair value of derivative financial instruments, premises and equipment, goodwill, other intangible assets, and other assets consisting chiefly of client, dealer and broker accounts. The $3.5 billion increase was primarily attributable to the fair value of derivative financial instruments. The balance as at October 31, 2007 was $4.9 billion, as against $2.3 billion a year earlier. The variation in other assets, which includes client, dealer and broker accounts, accounted for most of the remaining year-over-year $0.8 billion increase.

Deposits

Deposits, which totalled $70.8 billion as at October 31, 2007, were down 2% from the previous year. Personal deposits, at $30.2 billion, as presented in Table 8 on page 75 of this Annual Report, represented 43% of total deposits, for an increase of $1.1 billion, or 4%. This increase was mainly due to certificates of deposit and higher transaction account volumes. A breakdown of personal savings is presented on page 47 of this Annual Report.

Commercial deposits fell 10% from October 31, 2006 to $16.3 billion. Purchased funds remained relatively stable, amounting to $24.3 billion as at October 31, 2007 compared to $24.8 billion at the end of fiscal 2006.

Other liabilities
Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities, excluding acceptances, declined $3.3 billion from October 31, 2006 to $31.0 billion as at October 31, 2007. Changes in this heading were mainly attributable to trading activities.

Subordinated debentures
Subordinated debentures were up $156 million from October 31, 2006 to $1.6 billion at the end of fiscal 2007. The principal reason for this change was the $500 million of debentures issued on November 2, 2006 and the $300 million of debentures redeemed in October 2007.

Non-controlling interest
Non-controlling interest is composed primarily of the consolidation of certain mutual funds and other entities in accordance with the accounting standards applicable to variable interest entities. The balance stems from US $300 million (CDN $284 million) of preferred shares issued by a wholly owned subsidiary of the Bank.

Shareholders' equity
As at October 31, 2007, shareholders' equity totalled $4.6 billion versus $4.8 billion as at October 31, 2006. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 87 of this Annual Report, details the components of shareholders' equity.

During fiscal 2007, the Bank repurchased 5.0 million common shares for a total of $315 million as part of normal course issuer bids. The Bank did not issue preferred shares in 2007.

As at October 31, 2007, the Bank had 157.8 million common shares outstanding, compared to 161.5 million a year earlier. In addition, two series of preferred shares were outstanding: 8.0 million Series 15 shares with a par value of $200 million, and 8.0 million Series 16 shares with a par value of $200 million.

Regulatory capital
Tier 1 and total capital ratios calculated according to the standards of the Bank for International Settlements (BIS) and the Superintendent of Financial Institutions Canada (the "Superintendent") were 9.0% and 12.4%, respectively, at the end of fiscal 2007, compared to 9.9% and 14.0% as at October 31, 2006 (Table 10, page 76), including the $500 million in subordinated debentures issued on November 2, 2006. The decrease in capital ratios was essentially attributable to the purchase by the Bank of ABCP and the impairment charge recorded in the fourth quarter of 2007. Active management of on- and off-balance sheet assets mitigated the negative impact.

Furthermore, as a result of the purchase by the Bank of ABCP, the Tier 1 capital of $4.4 billion and the total capital of $6.1 billion declined by $232 million and $491 million, respectively, including the $300 million of subordinated debentures redeemed in October 2007.

Capital management standards and procedures are explained in greater detail on pages 57 and 58 of this Annual Report.

Related party transactions
The Bank grants loans to its directors and officers under various conditions. Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2. The amounts granted by the Bank to its directors and officers are not material.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence under conditions similar to those offered to non-related third parties.

Moreover, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. Please refer to Note 19 to the consolidated financial statements for more details.

Contractual obligations

As at October 31, 2007 (millions of dollars)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term financing	684	1,308	–	–	1,992
Subordinated debentures	–	–	–	1,641	1,641
Obligations under operating leases	130	231	190	488	1,039
Purchase obligations	208	353	227	16	804
	1,022	1,892	417	2,145	5,476

Off-Balance Sheet Arrangements

In the normal course of business, the Bank is party to various financial arrangements that under Canadian generally accepted accounting principles are not required to be recorded on the Consolidated Balance Sheet or are recorded under amounts other than their notional or contractual values. These arrangements include assets under administration and assets under management, variable interest entities (VIEs), derivative financial instruments, letters of guarantee and credit agreements.

Assets under administration and assets under management

Table 12 on page 77 of this Annual Report shows assets under administration and assets under management. As at October 31, 2007, total assets under administration and assets under management amounted to $239 billion, for a one-year increase of $10 billion, or 4%. The table on page 35 provides a detailed breakdown of these assets.

Client assets administered or managed by the National Bank Correspondent Network posted the largest increase, advancing 16% to $63.3 billion from October 31, 2006 to October 31, 2007. Securities brokerage subsidiaries also reported robust growth as assets administered or managed by NBF rose 7%, or $3.4 billion, and those at NBDB increased 7%, or $0.7 billion. Higher stock market prices and sustained sales efforts contributed to the growth in assets under administration or management.

Assets administered or managed by National Bank Trust (NBT) were down 4% to $63.3 billion due to renegotiated contracts that were less profitable during the year, partly offset by the 16% increase in individual client assets, particularly with regard to private investment management.

As at the end of fiscal 2007, personal savings administered by the Bank were up $7 billion, or 7%, to $106 billion. The assets of NBF clients accounted for half of these savings, while 28% was made up of bank deposits, including the Altamira CashPerformer account. Overall, off-balance sheet personal savings amounted to $76 billion, an increase of $6 billion, or 8%, over one year.

Total personal savings

As at October 31
(billions of dollars)

	2007	2006	% change
Deposits	30	29	3
Full-service brokerage	49	46	7
Mutual funds	12	11	9
Other	15	13	15
Total personal savings	106	99	7

Variable interest entities

The Bank uses VIEs to diversify its funding sources and manage its capital requirements by securitizing its own assets, especially residential mortgages and credit card receivables, and issuing innovative capital instruments. The Bank also uses VIEs to provide services to clients. These include VIEs established to assist clients in securitizing their financial assets or provide investment opportunities. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. Accounting Guideline No. 15 *Consolidation of Variable Interest Entities* (AcG-15) of the Canadian Institute of Chartered Accountants (CICA) Handbook sets out the consolidation principles applicable to VIEs, which are described in Note 1 to the consolidated financial statements under *Basis of consolidation*. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

Securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement so that the bonds or commercial paper may benefit from higher credit ratings. This enhancement takes the form of first-loss protection at the expense of the party selling the receivables, and second-loss protection assumed by a third party. First-loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second-loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest rate swap agreements and liquidity guarantee arrangements in order to guarantee interest payments and payment of principal to investors.

Securitization of National Bank financial assets
National Bank has set up various securitization programs for its own assets: Canadian Credit Card Trust (CCCT), VISION Trust and DPL Trust. These VIEs are qualifying special purpose entities under CICA Accounting Guideline No. 12 *Transfers of Receivables* (AcG-12) and are thus expressly exempt from consolidation under AcG-15. The Bank also participates in two Canada Mortgage and Housing Corporation (CMHC) securitization programs: the Mortgage-Backed Securities Program under the *National Housing Act* (Canada) (NHA) and the Canada Mortgage Bond Program. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs used for its own assets, the Bank acts as the servicer of the receivables sold, maintaining its relationships with clients. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Under the program, the Bank may also be asked to act as counterparty in interest rate swap agreements and, if required, may provide first-loss protection.

Gains and losses on National Bank's asset securitization transactions and servicing revenues from the sold receivables are presented in the Consolidated Statement of Income under *Securitization revenues*. A more detailed description of these revenues is provided in Note 7 to the consolidated financial statements.

The Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Since November 1, 2006, retained interests have been recognized at their fair value and included in *Available for sale securities* in the Consolidated Balance Sheet. The assumptions related to the fair value of retained interests are periodically reviewed, and any other-than-temporary decline in fair value is recorded in the Consolidated Statement of Income. For the year ended October 31, 2006, retained interests were recorded at cost and included in *Investment account securities*. The impact of securitization transactions on the Consolidated Balance Sheet is described in Note 7 to the consolidated financial statements.

The following is a detailed description of National Bank's asset securitization programs.

Securitization of credit card receivables
As at October 31, 2007, National Bank had sold to CCCT a credit card receivables portfolio representing $1.5 billion of receivables outstanding, of which $1.2 billion was financed through the issuance of certificates sold to third parties and $0.3 billion through the participation of the Bank. New credit card receivables are sold periodically to the structure on a revolving basis to replace receivables that are repaid by clients.

From this portfolio of sold receivables, the Bank retains the excess spread, i.e., the residual net interest income after all the expenses related to this structure have been paid. This excess spread is used to cover any losses on the portfolio and thus serves as first-loss protection. The fair value of the excess spread is recorded on the Consolidated Balance Sheet as retained interests. If necessary, an escrow account deposit is also used as first-loss protection for Series 2002-1; this deposit is currently 0.5% of the amount, or $2 million. For Series 2002-1, second-loss protection takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $20 million. Furthermore, second-loss protection for Series 2005-1 and Series 2005-2 is provided by certificates subordinated to the senior notes, representing 5.5% of the amount of the senior notes. This securitization program does not feature interest rate swap agreements or liquidity guarantee arrangements.

The Bank uses the CCCT program to manage its capital requirements, as the underlying assets have a weighting factor of 100%.

NHA Mortgage-Backed Securities and Canada Mortgage Bond Programs
The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the latter program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issuance of mortgage bonds insured by CMHC. Moreover, these mortgage bonds feature an interest rate swap agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2007, the outstanding amount of NHA mortgage-backed securities issued by the Bank and sold to third parties was $6 billion. The mortgage loans sold consist of fixed or variable rate residential loans that are insured against potential losses by a loan insurer. In accordance with the NHA-MBS Program, the Bank advances the funds required to cover late payments and, if necessary, obtains reimbursement from CMHC or Genworth Financial, Inc., depending on which entity insured the loan in default.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. The Bank uses these securitization programs mainly to diversify its funding sources. The Bank does not use these programs to manage its capital requirements, as NHA mortgage loans already have a weighting factor of 0% and substantially all of NHA securities issued by National Bank are backed by mortgage loans insured by CMHC. The sale of NHA securities issued by the Bank therefore has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios.

Other securitization structures

Securitization of uninsured mortgage loans on residential properties with five or more units

In fiscal 2000, the Bank sold uninsured mortgage loans on residential properties with five or more units to a trust. The Bank ended this program in July 2007 by repurchasing the remaining $86 million in outstanding loans, an amount that represented less than 10% of the original portfolio that was sold.

Securitization of consumer loans

The Bank used to sell fixed-rate personal loans to a trust on a revolving basis. The two remaining series of notes, totalling $309 million, matured in July 2007. No new series were issued and the structure was closed in 2007.

Securitization of third party financial assets

The Bank administers a multi-seller conduit that purchases financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their sources of financing and reduce funding costs, while continuing to manage the respective financial assets and providing some amount of first-loss protection. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this conduit. During the fiscal year ended October 31, 2007, the Bank purchased commercial paper issued by the conduit. The Bank does not provide any credit protection; it does, however, provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 22 to the consolidated financial statements. The Bank holds a variable interest in this conduit through its participation in the commercial paper program, the backstop liquidity facility provided and its rights to collect fees as a financial agent and administrator. However, the Bank is not required to consolidate the entity under AcG-15, as it does not have to absorb the majority of the conduit's expected losses, receive the majority of the conduit's expected residual returns, or both.

In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $892 million as at October 31, 2007 ($683 million as at October 31, 2006).

Structured finance entities

The Bank also acts as a financial agent and administrator for three trusts. These trusts issue and sell fixed and adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. In fiscal 2007, the Bank purchased debt securities issued by these trusts. The Bank holds variable interests in these trusts through its participation in the debt securities and its rights to collect fees as a financial agent and administrator. However, the Bank is not required to consolidate these trusts, since it is not the primary beneficiary under AcG-15. The Bank entered into derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these trusts were $4.2 billion as at October 31, 2007 ($4.2 billion as at October 31, 2006).

Capital Trust

On June 15, 2006, the Bank issued an innovative instrument in the form of 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS-Series 1 via NBC Capital Trust (the "Trust"), an open-ended trust established during fiscal 2006.

The gross proceeds of $225 million from the offering were used by the Trust to acquire a deposit note from the Bank. Since the Bank does not consolidate the Trust, the deposit note is presented on the Consolidated Balance Sheet under *Deposits*.

Each $1,000 of principal of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

The Trust is a VIE under AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because it is not the primary beneficiary. As a result, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is presented in the Consolidated Balance Sheet under *Deposits*. For further information, refer to the *Capital Management* section on pages 57 and 58 and Note 12 to the consolidated financial statements.

Derivative financial instruments

The Bank offers various types of derivative financial instruments to enable clients to meet their risk management, investment and trading needs. It also uses derivative financial instruments for its own risk management and trading activities.

On November 1, 2006, the Bank adopted three new CICA accounting standards on financial instruments. As a result of their adoption, all derivative financial instruments, including those used as hedging items, are accounted for in the Consolidated Balance Sheet at fair value. Before November 1, 2006, derivative financial instruments that satisfied the criteria for hedge accounting were recognized on an accrual basis.

Although transactions in derivative financial instruments are expressed as notional amounts, which serve as points of reference for calculating payments, notional amounts are not presented on the Consolidated Balance Sheet and do not reflect the credit risk associated with derivative financial instruments.

Notes 1 and 23 to the consolidated financial statements provide additional information on the types of derivatives used by the Bank and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting Guideline No. 14 *Disclosure of Guarantees* (AcG-14). The principal types of guarantees are letters of guarantee, backstop liquidity facilities under asset-backed commercial paper conduit programs further to securitization transactions, as well as certain derivative financial instruments, indemnification agreements and securities lending activities. Note 22 to the consolidated financial statements provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Since November 1, 2006, liabilities have been recorded for the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Credit-related agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit that the Bank could be required to extend if the commitments were fully drawn. Note 22 to the consolidated financial statements contains more information on these off-balance sheet credit instruments.

Critical Accounting Estimates

A summary of the significant accounting policies used by the Bank is presented in Note 1 to the consolidated financial statements on pages 89 to 97 of this Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. The Bank's critical accounting estimates are as follows.

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate, as at the balance sheet date, of probable credit losses related to financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative financial instruments, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure that the amount of the allowance for credit losses is adequate. In assessing the adequacy of the amount of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and critical estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying collateral and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions, could have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements and under *Credit risk assessment* in the *Credit Risk Management* section of this Annual Report on page 61.

All operating segments, except Wealth Management, are affected by this accounting estimate.

Fair value of financial instruments

When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for items that are classified as loans and receivables and financial liabilities not held for trading purposes, which are measured at amortized cost. A more complete description of the accounting treatment for financial instruments is presented in Note 1 to the consolidated financial statements.

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged, in an arm's length transaction, between knowledgeable, willing parties who are under no compulsion to act.

The existence of published price quotations in an active market is the best evidence of fair value and, when they exist, the Bank uses them to measure the financial instruments. A financial instrument is regarded as quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices reflect actual and regularly occurring market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and, that of a financial liability traded in an active market, the asking price. If a financial instrument's market is not active, its fair value is established using valuation techniques that make maximum use of observable market inputs. These valuation techniques include using available information concerning recent market transactions, discounted cash flow analysis, valuation models, and other valuation methods commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based primarily on factors observable in external markets, such as interest rate yield curves, volatility factors and credit risk.

Due to the judgment used in calculating fair value amounts, fair values are not necessarily comparable among financial institutions and may not be indicative of net realizable value. Additional information on the determination of fair value is presented in Notes 23 and 26 to the consolidated financial statements.

Establishing fair value is a critical accounting estimate and has an impact on *Held for trading securities*, *Available for sale financial assets*, *Obligations related to securities sold short*, *Financial liabilities held for trading* and *Fair value of derivative financial instruments* in the Consolidated Balance Sheet. This estimate also has an impact for the Financial Markets segment, on *Interest income* and *Other income* in the Consolidated Statement of Income and *Other comprehensive income* in the Consolidated Statement of Comprehensive Income.

Available for sale financial assets are measured periodically to determine whether there is objective evidence of impairment. Determining whether or not there is objective evidence of impairment requires judgment and estimates. Management examines the fair value of available for sale financial assets on an ongoing basis in order to determine whether there has been an other-than-temporary decline in fair value. The examination involves analyzing the facts specific to each investment and assessing expected future returns.

As part of this exercise, Management assesses a variety of factors that could be indicative of impairment. The factors the Bank considers when determining whether there is objective evidence of impairment include the duration and materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it fully recovers its fair value.

Any change in judgment used to identify available for sale financial assets that have experienced an other-than-temporary decline in value resulting from objective evidence of impairment and the estimate of fair value could have an impact on the amount of losses that are recognized.

This critical accounting estimate has an impact on *Available for sale financial assets* in the Consolidated Balance Sheet as well as on *Other comprehensive income* in the Consolidated Statement of Comprehensive Income and *Other income* in the Consolidated Statement of Income for all business segments.

Securitization

Securitization is a process by which the Bank sells receivables to a trust, which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization transactions are accounted for as sales when the Bank is deemed to have surrendered control over the sold assets and receives consideration other than beneficial interests in the sold assets. Additional details on the Bank's securitization transactions can be found in Notes 1 and 7 to the consolidated financial statements and in the *Variable Interest Entities* section of this report on pages 47 to 49.

To calculate the gain or loss on securitization transactions, the previous carrying amount of the receivables are allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates the initial and future fair value using primarily the present value of estimated cash flows. The Bank must therefore use estimates and assumptions concerning, in particular, expected credit losses, prepayment rates, discount rates and excess spread. The use of different estimates and assumptions could have a material impact on income. Note 7 to the consolidated financial statements presents an analysis of the sensitivity of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The balance of retained interests for securitized insured mortgage loans was $139 million as at October 31, 2007.

This accounting estimate has an impact on *Available for sale securities* (2006: *Investment account securities*) in the Consolidated Balance Sheet, *Securitization revenues* in the Consolidated Statement of Income and *Other income* under *Other* in the segment results.

Goodwill and other intangible assets

Under Canadian GAAP, goodwill and other intangible assets with indefinite lives are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and other intangible assets with indefinite lives is obtained using valuation models that take into account various factors, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and other intangible assets with indefinite lives could have a material impact on income.

Goodwill and *Other intangible assets* in the Consolidated Balance Sheet are affected by this accounting estimate.

The aggregate impairment loss, if any, is recognized as an operating expense for the segment concerned and presented under *Other*.

Note 10 to the consolidated financial statements on page 107 presents additional information in this regard.

Pension plans and other employee future benefits

The Bank's pension and other employee future benefit obligation as well as the related costs are based on actuarial valuations and Management's assumptions. The key assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the expected long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in *Other assets* (*Other liabilities*) in the Consolidated Balance Sheet and on pension plan and other employee future benefit expenses presented in *Salaries and staff benefits* in the Consolidated Statement of Income. All segments are affected by this accounting estimate.

Additional information, including the significant actuarial assumptions used to determine the Bank's pension and other employee future benefit expense and the sensitivity analysis for key assumptions, can be found in Note 17 to the consolidated financial statements on pages 111 to 114.

Income taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry forwards and temporary differences as a result of differences between the values of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in *Other assets* and *Other liabilities* in the Consolidated Balance Sheet are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets to assess recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This accounting estimate affects *Income taxes* in the Consolidated Statement of Income for all business segments. Further information on income taxes may be found in Notes 1 and 20 to the consolidated financial statements.

Litigation

In the normal course of business, the Bank is a party in legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

As a result of the events that occurred in the non-bank asset-backed commercial paper (ABCP) market in August 2007, the Bank and its subsidiaries received requests for information and complaints from some of their clients relating to their role in ABCP-related transactions. To date, no litigation relating to ABCP has been commenced involving the Bank or its subsidiaries. However, if legal proceedings were to be initiated on the basis of the arguments advanced by ABCP holders to date, Management is of the opinion that the Bank and its subsidiaries would have strong defences available. Pending the resolution of the credit and liquidity issues and uncertainties affecting ABCP, it is not possible to determine the outcome of these client requests and complaints.

Other liabilities are affected by this accounting estimate.

Variable interest entities

In the normal course of business, the Bank enters into arrangements with VIEs. Further details are provided in the *Off-Balance Sheet Arrangements* section of this report on pages 47 to 49 and in Note 8 to the consolidated financial statements. Management is required to exercise its judgment when determining whether the VIEs should be consolidated. This process involves understanding the arrangements, determining whether the entity is considered a VIE under the accounting rules and determining the Bank's variable interests in the VIE. These interests are then compared to those of an unrelated outside party in order to identify the party that must absorb the majority of the VIE's expected losses, receive the majority of the expected residual returns of the VIE, or both, to determine whether the Bank should consolidate the entity.

Recent Accounting Standards Adopted

Financial instruments

On November 1, 2006, the Bank adopted the standards set out in the new sections of the CICA Handbook relating to financial instruments: Section 3855 *Financial Instruments – Recognition and Measurement*; Section 3865 *Hedges;* and Section 1530 *Comprehensive Income*.

Section 3855 – Financial Instruments – Recognition and Measurement
The new framework for financial instruments requires that all financial assets and liabilities be classified based on their characteristics, Management's intention, or the choice of category in certain circumstances. On and after November 1, 2006, when they are initially recognized, all financial assets are classified as held for trading, held to maturity, available for sale or loans and receivables, while financial liabilities are classified as held for trading or not held for trading. To date, the Bank has not classified any financial asset as held to maturity.

When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for items that are classified in the following categories, which are measured at amortized cost: loans and receivables and financial liabilities not held for trading purposes. Realized and unrealized gains and losses on held for trading financial instruments are recorded in *Other income* in the Consolidated Statement of Income, while unrealized gains and losses on available for sale financial instruments are recognized in *Other comprehensive income* until they are derecognized, at which time they are reclassified to the Consolidated Statement of Income. For available for sale financial assets, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in *Other comprehensive income* is reclassified to *Other income* in the Consolidated Statement of Income

The standard also permits any financial asset or liability to be designated irrevocably as held for trading on initial recognition ("fair value option"). Financial Instruments accounted for under the fair value option are measured at fair value and any change in fair value is recorded in *Other income* in the Consolidated Statement of Income. The Superintendent has issued guidelines limiting the circumstances under which this option may be used.

Section 3865 – Hedges
Section 3865 of the CICA Handbook, which took effect on November 1, 2006, establishes standards for when and how hedge accounting may be applied. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
In a fair value hedge, the carrying value of the hedged item is adjusted based on the effective portion of the gains or losses attributable to the hedged risk, which are recognized in the Consolidated Statement of Income, as is the change in the fair value of the hedging item. The resulting ineffective portion is included in *Other income* in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively if the hedging relationship no longer qualifies as an effective hedge or if the hedging item is settled. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative adjustments for the effective portion of gains and losses attributable to the hedged risk are amortized using the effective interest method and recognized in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are immediately recorded in the Consolidated Statement of Income.

Cash flow hedge
In a cash flow hedge, the effective portion of changes in fair value of the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

The amounts recorded in *Accumulated other comprehensive income* with respect to cash flow hedges are reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

When the derivative financial instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in *Accumulated other comprehensive income* will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item affects net income.

Hedge of a net investment in a self-sustaining foreign operation
Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

Section 1530 – Comprehensive Income

A statement entitled Consolidated Statement of Comprehensive Income has been added to the Bank's consolidated financial statements. *Comprehensive income* consists of *Net income* plus *Other comprehensive income*. In addition to unrealized gains and losses on available for sale financial assets, *Other comprehensive income* comprises the unrealized gains or losses on translating financial statements of self-sustaining foreign operations, net of hedging activities, and the effective portion of changes in the fair value of cash flow hedging instruments. *Accumulated other comprehensive income* is presented separately in *Shareholders' equity* in the Consolidated Balance Sheet.

Transition

As at November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to the previous carrying amount was recognized as an adjustment to the balance of *Retained earnings* at that date or as an adjustment to the balance of *Accumulated other comprehensive income*, net of income taxes.

The items recognized as an adjustment to the opening balance of *Retained earnings*, net of income taxes, totalled $2 million.

The items recognized as an adjustment to the opening balance of *Accumulated other comprehensive income*, net of income taxes, are:

- reclassification of the net unrealized loss on translating financial statements of self-sustaining foreign operations, net of hedging activities, in the amount of $92 million that was previously presented as a separate item in *Shareholders' equity;*
- net unrealized gain on available for sale securities in the amount of $28 million; and
- net loss on derivative financial instruments designated as cash flow hedges in the amount of $7 million.

During the year ended October 31, 2007, the Bank opted to record, effective November 1, 2006, transactions on held for trading securities on the settlement date.

Stock-based compensation

On November 1, 2006, the Bank adopted the accounting treatment set out in Abstract No. 162 entitled *Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date* (EIC-162) issued by the Emerging Issues Committee. EIC-162 specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

Recent Accounting Standards Pending Adoption

Capital disclosures and financial instruments – disclosures and presentation

In December 2006, the CICA published three new accounting standards: Section 1535 *Capital Disclosures*; Section 3862 *Financial Instruments – Disclosures*; and Section 3863 *Financial Instruments – Presentation*. These new standards will apply to the Bank effective November 1, 2007.

Section 1535 establishes disclosure requirements concerning:
- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861 *Financial Instruments – Disclosure and Presentation* and carry forward unchanged the presentation requirements.

Section 3862 establishes disclosure requirements that enable users of financial statements to evaluate:
- the significance of financial instruments for an entity's financial position and performance; and
- the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Accounting changes

In July 2006, the CICA published a new version of Section 1506 *Accounting Changes*. The new standard will apply to the Bank effective November 1, 2007.

The standard specifies that an entity must change an accounting policy only if the change is required by GAAP or in order for the financial statements to provide more relevant information. An entity must account for a change in accounting policy resulting from the application of GAAP in accordance with the specific transitional provisions of the standard, if any. If the standard does not provide for specific transitional provisions applicable to that change or if the entity decides to change an accounting policy voluntarily, the change must be applied retrospectively and prior periods adjusted, unless it is impossible to determine the period-specific effects or the cumulative effect of the change.

The standard requires the disclosure of information about changes in accounting estimates during the current period and, unless it is impossible to estimate, for future periods. According to the standard, the entity must disclose that an error has occurred and the period in which it occurred. In this case, the financial statements are restated.

Furthermore, the standard requires that, when a new standard has been issued but is not yet effective, this fact be disclosed along with the expected impact of initial application on the financial statements.

Capital Management

Structure

The Bank's capital management structure, like that of risk management, is headed by the Board of Directors, which is responsible for developing capital management policies. The Board of Directors delegates certain responsibilities to the Audit and Risk Management Committee, which then recommends capital management policies and oversees their application. Management reports to this Committee, ensures that the Bank maintains a solid capital structure, and supervises the use of capital across the institution.

Standards, procedures and controls

Capital management consists in maintaining the balance between risk-adjusted capital, regulatory capital ratios that satisfy minimum requirements for a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions (the "Superintendent"), and production of a competitive return on shareholders' equity.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a detailed capital management policy and the Bank's capital plan. This policy sets out the principles and practices the Bank incorporates into its capital management strategy and the basic criteria it adopts to ensure that it has sufficient capital at all times and prudently manages such capital in view of its future capital requirements. The capital plan sets operational targets and takes into account expected levels for risk-weighted assets, determined under the regulatory approach. Moreover, the capital plan presents an analysis of the different strategies that are available to the Bank to optimize capital management, including the issuance and repurchase of equity securities and subordinated indebtedness and the dividend policy.

Reporting to the Executive Vice-President – Finance, Risk and Treasury, the Capital Management Committee meets on a quarterly basis to evaluate the regulatory capital ratios and any events that could influence capital management. It also submits a quarterly capital ratio regulatory compliance report to the Audit and Risk Management Committee. Lastly, the Internal Audit Department and Corporate Compliance Department of the Bank ensure application of regulatory capital requirements of the Superintendent.

Capital management in 2007

Management activities

As part of its efforts to maintain an appropriate capital structure, the Bank issued $500 million of subordinated debentures maturing in 2016 and bearing interest at a rate of 4.456% per annum on November 2, 2006. In addition, in October 2007, the Bank redeemed a $300 million debenture maturing in October 2012.

Dividend

Because it is well capitalized, the Bank was able to increase the amount of the dividend paid to common shareholders twice in 2007, with the result that the dividend on common shares rose 16% from 2006 to $2.28 per share. The dividend payout ratio increased from 38% in 2006 to 40% in 2007 and was in the Bank's target distribution range of 40% to 50%.

Share repurchase program

On February 1, 2007, the Bank filed a new issuer bid with the Toronto Stock Exchange to repurchase a maximum of 8.1 million common shares. The preceding issuer bid to repurchase 8.3 million common shares expired on January 22, 2007.

During fiscal 2007, the Bank repurchased 5.0 million common shares for an amount of $315 million (0.7 million shares under the former program and 4.3 million shares under the new program). The share repurchases offset the issuance during the fiscal year of 1.3 million shares relating to the exercise of stock options and the Dividend Reinvestment and Share Purchase Plan for an amount of $58 million. During fiscal 2006, the Bank repurchased 5.1 million common shares.

Analysis of changes in capital ratios

The capital ratio is the ratio, expressed as a percentage, of regulatory capital to risk-weighted assets. The definition adopted by BIS distinguishes between two types of capital: Tier 1 capital, or base capital, which consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries, less goodwill; and Tier 2 capital, or supplementary capital, which consists of the book value of other preferred shares, the eligible portion of subordinated debentures and the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first-loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

The Superintendent considers financial institutions well-capitalized if they maintain a Tier 1 capital ratio of 7% and a total capital ratio of 10%.

The Tier 1 and Tier 2 capital ratios were respectively 9.0% and 12.4% as at October 31, 2007, up from 9.9% and 14.0% as at October 31, 2006. The lower ratios were mainly attributable to the Bank's purchase of ABCP and the impairment charge recorded in the fourth quarter of 2007, offset by the $2.1 billion increase in risk-weighted assets mainly related to growth in off-balance sheet assets and market risk.

In addition to regulatory capital ratios, banks are expected to meet an assets-to-capital multiple test. The assets-to-capital multiple is calculated by dividing a bank's total assets, including specified off-balance sheet items, by its total capital. Under this test, total assets should not be greater than 23 times total capital. As at October 31, 2007, assets under the test were 18.7 times total capital.

Lastly, tangible common equity, which is not a regulatory ratio, is calculated by dividing common equity, non-controlling interests less goodwill and other intangible assets by risk-weighted assets plus risk-weighted securitized assets. As at October 31, 2007, tangible common equity was 6.8%, as against 7.3% one year earlier.

Economic capital
Economic capital is the internal measure used at the Bank to determine its required capital. It is used to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market, operational and business risks. Economic capital thus helps determine the equity capital the Bank requires to protect itself against such risks and ensure its long-term viability. The method used to assess economic capital is reviewed regularly so as to accurately quantify these risks.

Risk-adjusted return on capital (RAROC) and shareholder value added (SVA), which are obtained from the assessment of required economic capital, are calculated quarterly for each of the Bank's operating segments. The results are then used to guide Management in allocating capital among the different operating segments.

Available capital and active capital management
As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which is used to determine the optimal amount and structure of equity capital needed to comply with the regulatory ratios determined by the Superintendent, and then to the allocation of capital among the different operating segments in order to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

Basel II

The Basel II Accord will take effect in Canada in fiscal 2008. The Basel II rules, which were established in 2004 by the Bank for International Settlements, located in Basel, Switzerland, and adopted by several countries, including Canada, amend the capital adequacy rules introduced in 1988.

These new rules propose a range of approaches of varying complexity to facilitate their implementation in the international banking industry. The rules provide for enhanced sensitivity of capital to the credit risk of borrowers and counterparties with whom the Bank does business and also impose a capital charge to cover operational risk. Moreover, they require more detailed disclosure of the Bank's portfolio risk profile, ensuring harmonization of risk measures across the banking industry.

National Bank of Canada will comply with the new regulatory framework in fiscal 2008. The Bank will initially use the Standardized Approach for credit risk and will then apply the Advanced Internal Ratings Based Approach effective fiscal 2010. The Bank will adopt the Standardized Approach for operational risk.

The Bank does not expect these changes to significantly affect regulatory capital ratios. In fact, it expects that it will continue to qualify as well capitalized as defined by the Superintendent, which requires a Tier 1 capital ratio of greater than 7%.

The Bank is currently making improvements to its risk management and financial information systems in order to comply with these new requirements. These changes will also enable the Bank to manage risk more efficiently and facilitate business development. A centralized group that reports to a steering committee consisting of several members of the Bank's Office of the President is responsible for coordinating these changes.

Risk Management

The Bank views risk as an integral part of development and the diversification of its activities, and advocates a risk management approach consistent with its business expansion strategy.

The Bank is affected by risk in two ways. First, it exposes itself voluntarily to certain categories of risk, especially credit and market risk, in order to generate revenue and thereby create shareholder value.

Second, it must assume the risks inherent to its activities to which it does not choose to expose itself and that do not generate revenue, i.e., operational risk. These risks may result in losses that could adversely affect expected earnings from value-creating activities.

In the context of day-to-day operations, the Bank is primarily exposed to the following risks:

— Credit risk
Risk of a financial loss if a counterparty to a transaction does not fully honour its contractual commitments to the Bank. Counterparties to transactions may be borrowers, issuers, obligors or guarantors.

— Market risk
Risk of a financial loss resulting from unfavourable changes in underlying market factors, namely, interest rates, foreign exchange rates, equity prices, commodity prices, credit risk and market volatility.

— Liquidity risk
Risk that the Bank will be unable to honour daily cash commitments without resorting to costly and untimely measures.

— Operational risk
Risk of loss resulting from an inadequacy or a failure ascribable to people, processes, technology or external events.

— Reputational risk
Risk that the Bank's operations or practices will be judged by the public to be negative, whether that judgment is with or without basis, and will adversely affect the perception, image or trademarks of the Bank, potentially resulting in costly litigation or loss of income.

Risk, in all its forms, must be rigorously managed. That means it must be identified, measured and controlled to ensure that Bank operations yield an adequate return for the level of risk assumed. In other words, the risk-return trade-off must be optimized.

Risk management requires a solid understanding of all risks Bank-wide, and assurance that risk levels do not exceed acceptable thresholds and risk-taking contributes to the creation of shareholder value. Moreover, effective risk management can help reduce the volatility of the Bank's results.

Despite the exercise of stringent risk management, risk cannot be suppressed entirely. The residual risk may occasionally cause significant losses.

Risk management framework

To achieve its risk management objectives, the Bank has created a risk management framework that comprises the following elements:
- a risk management culture
- a governance structure
- risk management policies
- a review of risk decisions by independent professionals
- allocation of capital to the business units based on the level of risk assumed by each unit
- independent oversight by the Corporate Compliance Department
- an independent assessment by the Internal Audit Department

Risk management culture
The Bank and its management routinely promote a risk management culture through internal communications that advance a balanced model where business development initiatives are accompanied by a constant concern for sound risk management.

Governance structure
The governance structure at National Bank sets out the roles and responsibilities of all levels of the organization.

The Audit and Risk Management Committee of the Board of Directors:
- approves risk management policies
- helps shape and promote the Bank's risk management culture
- sets risk tolerance limits
- ensures that the appropriate resources, policies and procedures are in place to properly and effectively manage risk on an ongoing basis
- examines and approves all significant aspects of risk assessment systems

The Bank's Management:
- promotes the risk management culture Bank-wide
- manages the primary risks to which the Bank is exposed

The Risk Management Group:
- proposes risk management policies
- implements tools and models for identifying, measuring and monitoring risks
- institutes and applies various independent risk review and approval procedures
- sets risk limits that reflect the risk tolerance established by the Board of Directors
- informs Management and the Board of Directors of significant risks

The Business Units:
- manage risks related to their operations within established limits and in accordance with risk management policies by identifying, analyzing and understanding the risks to which they are exposed and implement risk mitigation mechanisms.

Risk management policies
Risk management policies, along with related guidelines and procedures, are essential elements of the risk management framework. They describe how business units must manage risk and the approval process for risk decisions and, in particular, set the risk limits to be adhered to. These policies cover all the main risks defined in the Bank's risk management approach and are reviewed on a regular basis – in most cases, annually – to ensure that they are still relevant given changes in the markets and the business plans of the Bank's many business units. Moreover, they are accompanied by yet other policies, standards and procedures that cover more specific aspects of management (e.g., the continuity of certain activities).

Independent oversight by the Corporate Compliance Department
The Bank's Corporate Compliance Department, whose Vice-President reports directly to the Audit and Risk Management Committee, helps to provide assurance that the Bank's structures, management systems, programs, policies and procedures necessary to ensure compliance with legislation, regulations, guidelines and codes of professional conduct applicable to the Bank are in place and operational.

Independent assessment by the Internal Audit Department
The Internal Audit Department, whose Senior Vice-President also reports directly to the Audit and Risk Management Committee, provides an independent, objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. It also recommends solutions to improve the effectiveness of risk management, internal controls and operations at the Bank and its subsidiaries.

Credit risk management

As credit risk represents 44% of the Bank's total economic capital, as illustrated in the table on page 23, it is the most significant risk facing the Bank in the normal course of business. The Bank is exposed to credit risk not only through its direct lending activities and transactions, but also through credit commitments such as letters of guarantee or credit, over-the-counter derivatives trading, available for sale securities and transactions carrying a settlement risk for the Bank (e.g., fund transfers to third parties via electronic payment systems).

A policy framework centralizes the governance of activities that generate credit risk for the Bank as a whole. The framework is supplemented by a series of subordinate internal or sectoral policies and guidelines used to provide more thorough coverage of the given business lines or deal with specific management issues such as credit limits or collateral requirements. For example, the institutional activities of the Bank and its subsidiaries on financial markets are governed by a sector-specific policy that sets out rules and standards adapted to the specific environment of financial markets. This also applies to activities in the Bank's retail brokerage subsidiaries. In certain exceptional cases, a business unit or subsidiary may have its own credit policy, but such policies must always fall within the spirit of the Bank's policy framework and be reviewed and approved by the management of the Credit Risk Management Group.

Credit risk is controlled through a rigorous and methodical process that comprises the following elements:
- credit risk assessment
- assessment of capital at risk
- credit-granting process
- portfolio diversification and management
- risk mitigation
- account follow-up and recovery
- identification of impaired loans and provisioning for credit losses

Credit risk assessment
Before a sound and prudent credit decision can be taken, the credit risk represented by the borrower or counterparty must be accurately assessed. This assessment is performed at the outset of the credit application process. Each application is analyzed and assigned one of 19 grades on a scale of 1 to 10 using a credit rating system developed by the Bank for all portfolios exposed to credit risk. As each grade corresponds to a borrower's or counterparty's probability of default, the credit risk can be determined for the Bank. The credit risk assessment method varies according to portfolio type.

Consumer credit portfolios
For credit portfolios of consumers and some small businesses, risk is measured using credit scoring models. These tools use proven statistical methods that measure applicants' characteristics and history based on internal and external information to estimate future credit behaviour and assign a risk rating. Consequently, consumer credit risk assessments are based on a group of borrowers with similar credit histories and behaviour profiles. This behaviour-based approach to risk assessment is also applied to small and medium-sized enterprises (SMEs).

Commercial and government credit portfolios
Commercial, corporate and government clients are each assigned a risk rating based on a detailed individual analysis of the financial and qualitative aspects of the borrower, including its financial health, sector of economic activity, competitive ability, access to capital and management quality. The Bank has adopted new risk-rating tools enabling it to more accurately assess borrower-specific risk in relation to its industry and peers as well as the security structure, if any. These tools comply with the new regulatory requirements stemming from Basel II.

The Bank has developed specific risk assessment models for a range of financing activities. The appropriate model is selected on the basis of its relevance for identifying the credit risk inherent in each activity. The Bank uses the following categories: commercial businesses other than SMEs, large corporations, governments, real estate, the energy sector, cinema and television, financial institutions and borrowers of a certain size in the agricultural sector (agricultural SMEs are treated using the behaviour-based approach described in the previous section). The models are based on an internal bank of historical data or information from external sources. In order to determine a borrower's default risk rating, the models perform a quantitative analysis of financial information that the loan portfolio manager completes with a subjective evaluation of the qualitative elements. For this purpose, the Bank maintains a bi-dimensional risk rating system that establishes a default risk rating for each borrower that is independent of another risk rating attributed to the credit facility on the basis of its collateral and guarantees and, in certain cases, other factors as well.

Assessment of capital at risk
The assessment of the Bank's capital at risk, or economic capital, is based on the credit risk assessments of various borrowers. These two activities are therefore interlinked. The different models used to assess the credit risk of a given portfolio type also enable the Bank to determine the default correlation among borrowers. This information is a critical component in the evaluation of potential losses for all portfolios carrying a credit risk. Potential losses, whether expected or not, are based on past loss experience, portfolio monitoring, market data and statistical modeling. The important factors are:
- probability of default
- balance outstanding at the time of default
- expected loss in the event of default
- correlation between transactions
- term of credit commitments
- impact of economic and sector-based cycles on asset quality

Expected and unexpected losses are factors in the assessment of capital at risk for each sector of activity. The Bank also carries out stress tests to evaluate its sensitivity to crisis situations affecting business credit. By simulating very specific extreme scenarios, these tests enable the Bank to measure the level of economic capital necessary to absorb potential losses and determine how solvent it would be if the scenarios were to play out.

Counterparty risk
Counterparty risk is a credit risk that the Bank faces when trading financial instruments other than securities (i.e., derivative financial instruments) over the counter with counterparties or when it conducts securities lending transactions or concludes repurchase and reverse repurchase agreements. It is also known as replacement risk. Note 23 to the consolidated financial statements provides a complete description of this risk and presents the Bank's exposure as at October 31, 2007 by type of product traded. The Risk Management Group has developed a methodology and models by category of financial instrument so that it can use its own factors to estimate this risk for the purposes of calculating economic capital and establishing internal limits for the Financial Markets segment.

The Bank's internal policies provide the rules to be followed when establishing holdback reserves for the credit risk associated with trading activities and for obtaining the collateral required to minimize this risk. These policies cover methodological considerations and provide guidelines and the processes to be applied. The mechanism used to monitor collateral is presented in the section on risk mitigation.

Credit granting process
Credit granting decisions are based first and foremost on the results of the risk assessment. In addition to the client's solvency, credit granting decisions are also influenced by available collateral, transaction compliance with policies, standards and procedures, and the Bank's overall risk-adjusted return objective. Each credit granting decision is made by authorities within the risk management teams and management who are independent of the business units and are at a reporting level commensurate with the size of the proposed credit transaction and the associated risk.

Decision-making authority is determined in compliance with the delegation of authority set out in the Credit Risk Management Policy. A person in a senior position in the organization must approve credit facilities that are substantial or carry a higher risk for the Bank. The Bank's Credit Committee, chaired by the Senior Vice-President – Risk Management, must approve and monitor all large credit transactions. In exceptional cases, the decision may be submitted to the Board of Directors for approval. The credit granting process demands a high level of accountability from managers, who must proactively manage the credit portfolio.

Portfolio diversification and management
The Bank is exposed to credit risk not only under its commitments to a particular borrower, but also through the sectoral distribution (activity sector) of its commitments and the exposure of its various credit portfolios to geographical, concentration and settlement risks.

The Bank's approach to controlling these diverse risks begins with optimizing the diversification of its commitments. The management criteria set out in its internal policies and procedures include measures designed to maintain a healthy degree of diversification of credit risk in its portfolios. These instructions are mainly reflected in the application of various limits on the scope of its commitments: credit approval limits by level; limits on counterparty credit concentration; and credit concentration limits by industry, country, region, type of financial instrument, and so forth. Compliance with these limits is monitored through periodic reports submitted by Risk Management officers to the Board of Directors.

The criteria established for portfolio diversification and the specific limits set for economic, industrial or geographical sectors are based on the findings of sector-based studies and analyses conducted by economists and the Bank's Risk Management Group in support of Credit Committee decisions. Continuous analyses are performed in order to anticipate problems with a sector or borrower before they materialize as defaulted payments.

Risk mitigation
The Bank also controls credit risk with various risk mitigation techniques. In addition to the usual technique of requiring collateral on the credit it grants, the Bank also uses synthetic protection mechanisms such as credit derivative financial instruments and securitization, syndication and loan assignments as well as an orderly reduction in the amount of credit granted, if required.

The most common method used to mitigate credit risk is to obtain quality collateral from counterparties in guarantee of the Bank's commitments. In the Bank's opinion, obtaining collateral cannot replace a rigorous assessment of a counterparty's ability and willingness to meet its obligations, but, beyond a certain risk threshold, it is an essential complement. Collateral is not required in all credit commitments; it depends upon the level of risk presented by the borrower and the type of credit granted. However, if the level of risk to the Bank is considered high, the counterparty will likely be asked to pledge collateral.

The legal validity of any collateral obtained and the Bank's ability to correctly measure the collateral's value on a regular basis are critical for this mechanism to play its proper role in risk mitigation. The Bank has established specific requirements in its internal policies with respect to the appropriate legal documentation and assessment for the kinds of collateral that business units may require in guarantee of the credits they grant to their counterparties. The categories of eligible collateral and the lending value of these assets have also been defined by the Bank. For the most part, they include the following asset categories:

- accounts receivable
- inventory
- machinery and equipment and rolling stock
- real estate mortgages on residential, commercial and office buildings and on industrial facilities
- cash and marketable securities

Financial market instruments

The mitigation techniques for the credit risk on commitments related to transactions involving financial instruments are somewhat different from those used for loans and advances. The mechanisms used depend on the nature of the instrument or the type of contract traded. Collateral is usually not required to cover exposures on marketable securities intended for the Bank's portfolios. The only exception is when the Bank holds asset-backed securities, but in such cases the assets used to secure financing are not held by the Bank in the form of collateral since they are an integral part of the structure of the security itself.

On the other hand, very often commitments related to the trading of contracts on derivative financial instruments are subject to credit risk mitigation measures. The first of these, and the most widely used, is the signing of International Swaps and Derivatives Association, Inc. (ISDA) Master Agreements with the appropriate counterparties. These agreements make it possible to apply full netting of the gross amounts of the market price assessments when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. The amount of the final settlement is therefore reduced to the net balance of gains and losses on each transaction, which increases the likelihood of recovery when a counterparty defaults. The Bank's policies require signing an ISDA agreement with each counterparty trading derivative financial instruments with its traders. Under certain conditions, foreign exchange contracts are exempt from this rule, but the Bank prefers signing ISDA agreements as often as possible.

Another mechanism for reducing credit risk completes in many cases the ISDA Master Agreement and provides the Bank or its counterparty (or both parties, if need be) with the right to request collateral from the counterparty when the net balance of gains and losses on each transaction exceeds a threshold defined in the agreement. These agreements, known as Credit Support Annexes (CSAs) are becoming more popular with financial institutions active in international financial markets since they make it possible to limit credit risk while providing traders with additional flexibility to continue trading with the counterparty. The Bank, for its part, has greatly augmented its use of this type of legal documentation over the last few years. The Bank's internal policies establish the conditions governing the implementation of such agreements. With financial institutions and large corporations, the use of such agreements is optional but recommended in most cases. With smaller counterparties, signing a CSA or its equivalent is required when the Bank believes that the risk associated with the quality of the counterparty's credit or with the nature of the transactions is high.

Claiming collateral as part of a securities lending transaction or reverse repurchase agreement is not a credit decision per se. In such cases, these are mandatory market practices imposed by self-regulating organizations such as the Investment Dealers Association of Canada (IDA).

Other risk mitigation methods

To some extent the Bank also reduces credit risk by using the protection provided by derivative financial instruments such as credit default swaps, defined in Note 23 to the consolidated financial statements. When the Bank acquires credit protection, it pays interest on the swap to the counterparty in exchange for the counterparty's commitment to pay if a credit event occurs. Since, like borrowers, providers of credit protection must receive a default risk rating, the Bank's internal policies set out all the criteria under which a counterparty may be judged eligible to provide the Bank with credit protection.

For loan syndication, the Bank has developed specific instructions on the appropriate objectives, responsibilities and documentation requirements.

Securitization represents a means for transferring to a third party the credit risk incurred on loans originally granted by the Bank. A more detailed analysis of this activity is provided in this report's section on *Off-Balance Sheet Arrangements* on pages 47 to 49.

Settlement risk

Settlement risk occurs in any transaction that features simultaneous payment or settlement reciprocity between the Bank and a counterparty. Foreign exchange contracts represent an example of transactions that can generate significant levels of settlement risk, but there are several other types of transactions that may generate settlement risk: in particular, the use of electronic fund transfer services. This risk is associated with the possibility that the Bank may make a payment or settlement on a transaction without receiving the amount required from the counterparty, leaving the Bank with no opportunity to recover the funds delivered.

The ultimate means for completely eliminating such a risk is for the Bank to complete no payments or settlements before receiving the funds due from the counterparty. Such an approach cannot, however, be used systematically. For several electronic payment services, the Bank is able to implement mechanisms that allow it to make its transfers revocable, or to debit the counterparty in the amount of the settlements before it makes its own transfer. On the other hand, the nature of transactions in financial instruments makes it impossible for such practices to be widely used. For example, on foreign exchange transactions involving a currency other than the U.S. dollar, time zone differentials impose strict payment schedules on the parties. The Bank cannot unduly postpone a settlement without facing large penalties, due to the values of the trades. The most effective way for the Bank to control settlement risks, both for financial market transactions and irrevocable transfers, is to impose internal risk limits based on the counterparty's ability to pay.

Account follow-up and recovery

Credit granted and borrowers are monitored on an ongoing basis and in a manner commensurate with the related risk. Special care is taken by loan portfolio managers with problem loans, which are managed using an array of methods, including a monthly watchlist of problem commitments produced for the loan portfolio managers concerned, who must then submit a report to Credit Risk Management.

When, despite close monitoring, credit commitments continue to deteriorate and risk increases to the point where monitoring has to be increased, a group specialized in managing problem accounts steps in to maximize collection of the committed amounts and tailor strategies to these accounts. This unit's role is critical because, when a borrower defaults, the Bank's primary goal is to recover the maximum amount of assets.

Identification of impaired loans and provisioning for credit losses

When an account deteriorates below a certain threshold, the loan can be classified as impaired. All loans with interest in arrears for 90 days or more must be classified as impaired and assigned an allowance for credit loss. Loans that are not past due but for which repayment of principal or interest is not reasonably assured are also deemed impaired. Provisioning is based, in part, on potential loss estimates. The Bank's policies set out detailed criteria for establishing allowances for credit losses and, if necessary, writing off the impaired loans. The credit policies also set out collection practices designed to minimize losses by recovering the maximum possible amount.

Market risk management

Market risk is intrinsically interlinked with participation in financial markets. Managing this risk is a core competency for the Bank in its trading, investing and asset/liability management activities.

The relative importance of this risk is illustrated by the fact that it accounts for roughly 20% of the Bank's total economic capital, as shown in the table on page 23.

Assessing market risk

One of the main tools used to manage market risk is the Value-at-Risk (VaR) simulation model. VaR is the maximum value of potential daily losses, in the portfolios held, measured at a 99% confidence level, which means that actual losses are likely to exceed the value only one day out of 100. VaR is calculated on an ongoing basis for both major classes of financial instruments (including derivative financial instruments) and all portfolios of the Financial Markets segment of the Bank. By calculating this value, the Bank seeks to ensure that trading and investment decisions do not entail risks in excess of preset limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding VaR is monitored daily in relation to established limits for each product, portfolio and business unit, as well as by type of activity: trading, investing and asset/liability management. In addition, a Board-approved VaR limit is set for asset and liability matching, also known as structural interest rate risk management. Moreover, the Bank has an overall limit covering all financial market operations. As shown in Table 15 on page 78, the global VaR of trading activities is usually lower than the VaR of the individual portfolios. This can be explained by the risk diversification effect. Other limits are used in tandem with VaR to control the associated residual risks, in particular, concentration, volatility and liquidity risk.

Stress tests and sensitivity analyses

The VaR model simulates losses in market situations similar to those revealed by historical data, i.e., market conditions that are supposedly normal. The Bank also seeks to simulate the impact of abnormal situations, i.e., rare extreme events, on the various portfolios of the Financial Markets segment. It does this by carrying out daily stress tests (simulating a stock market crash similar to the one in 1987 or an oil crisis similar to that in 1973, for example) as well as sensitivity analyses for all risk categories: interest rate risk, equity and commodity price risk, foreign exchange risk and market volatility risk.

This battery of stress tests and sensitivity analyses are intended to simulate the results that the portfolios of the Financial Markets segment would generate if the extreme scenarios in question were to occur. Stress tests and sensitivity analyses are subject to maximum potential loss limits, which are approved by the Board of Directors. These tests and analyses are jointly established by the Market Risk Management Group and the management of the business units. They are regularly reviewed in light of changes in market conditions, new products and trading strategies.

Trading activities
The Bank holds trading portfolios for market making, trading on its own behalf, liquidity for its institutional clients and the sale of financial products.

Table 15 on page 78 shows the VaR distribution of trading portfolios by risk category, as well as the risk diversification effect.

The Bank assesses the specific risk of the shares held in its portfolios using an internal model implemented in 2006. This risk represents a special variety of the market risk associated with unfavourable changes in market prices due to factors tied to the issuer of a security, and it applies as much to debt securities as to share prices. The Bank is currently developing an internal model that will estimate specific interest rate risk. Using internal models to estimate such risk separately from overall market risk will become a regulatory requirement.

Backtesting and daily trading revenues
Table 16 on page 79 shows daily trading revenues and VaR. In addition, the Bank carries out backtesting in order to verify the capacity of the Bank's VaR model to estimate the maximum risk of market losses and thus validate, retroactively, the quality of the results obtained using the model.

Interest rate risk in asset/liability management
Managing assets (investments and loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense and, while these changes move in the same direction, their relative magnitude will have a favourable or unfavourable impact on net interest income and the economic value of shareholders' equity. The extent of that impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed to optimize the impact of interest rate movements in view of anticipated rate changes.

Asset/liability management is the responsibility of the Bank's Treasury. The activity is supervised, in close association with Treasury, by the Asset and Liability Management Committee. Simulations are performed regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to guide the management of investment and liability portfolios accordingly.

Asset/liability matching at the Bank is managed through an internal transfer mechanism that satisfies a twofold objective: to transfer matching and liquidity risk to Treasury and to provide a consistent measurement of the profitability of balance sheet items, thereby adequately orienting the activities of the Bank's various sectors. Generally speaking, the various balance sheet items are assigned an internal transfer cost – or cost of funds – which reflects, as fairly as possible, the different financial risks associated with the item in question: interest rate risk, liquidity risk, and, if applicable, embedded options (loan commitments from the Bank and prepayment or early redemption options).

Interest risk management is governed by a specific policy, the revision and application of which are overseen by, among others, various management committees composed primarily of managers from Treasury and Risk Management and, in some cases, officers and representatives from other sectors of the Bank. The policy sets risk limits based on the impact of a 100-basis-point change in interest rates on the following parameters: net interest income, market value of equity, one-day VaR and duration of equity.

The following table shows the sensitivity of the banking activities (loans and deposits) of the Bank to a parallel upward shift in interest rates as at October 31 of the reference year.

Year ended October 31
(millions of dollars)

	2007	2006
100-basis-point increase in the interest rate		
Impact on net interest income	(16)	(19)
Impact on shareholders' equity	(89)	(70)
200-basis-point increase in the interest rate		
Impact on net interest income	(33)	(43)
Impact on shareholders' equity	(175)	(159)

Investment portfolios
The Bank has created investment portfolios in liquid or non-liquid securities for either strategic or long-term investment purposes. These investments carry not only market risk, but also credit risk, liquidity risk, concentration risk and reputational risk as well as the risks associated with non-compliance with laws and regulations. Activities associated with the Bank's investment portfolios are governed by a specific guideline.

The Bank's Financial Planning and Analysis Department has studied the impact of the Basel II standards on investment portfolios using the calculation methods advocated by the Bank. The new rules require proactive management of the capital allocated to these portfolios since, beyond a certain threshold, cost of capital becomes prohibitive.

In accordance with the Bank's commitments with respect to regulatory capital, the Standardized Approach as set out in Basel II will be adopted for all the Bank's investment portfolios (Basel II uses the term "banking book") between November 1, 2007 and October 31, 2009. The Bank will then adopt the Advanced Approach for exposures in the form of fixed-income securities such as bonds and marketable notes.

Equity securities
In contrast with fixed-income securities, assets in the form of equity securities (including common shares, perpetual and/or convertible preferred shares, mezzanine debt with warrants and mutual funds) will continue to be excluded from the credit risk quantification process implemented by the Bank, whether they are held in investment portfolios or in trading portfolios. For regulatory capital purposes, the Bank will apply the basic weighting method, called the "market-based" method, to its investment portfolios. Equity securities held in trading portfolios are subject to their own capital rules with respect to market risk under revised regulatory standards.

Liquidity risk management

The Bank's liquidity is the result of actual or expected cash inflows, which allow it to meet all its funding commitments as they become payable. These commitments are generally met using continuous cash inflows supplemented by cash equivalents that can be easily converted into cash or by the Bank's ability to borrow. Liquidity risk occurs when sources of funding become insufficient to meet scheduled payments under the Bank's commitments.

Liquidity risk management at the Bank is governed through the implementation of a prudent policy and the development and implementation of effective techniques and procedures to monitor, measure and control liquidity risk. The management process is dynamic and establishing a sound level of liquidity may depend on the Bank's overall strategy as well as internal and external factors. The Bank therefore strives to meet the following objectives at all times:
- honour all cash outflow commitments (both on- and off-balance sheet) on a continuous basis;
- avoid situations where funds have to be raised quickly, resulting in the Bank having to pay an excessive premium on funding costs or sell readily marketable assets under unfavourable conditions;
- closely follow the best practices used in the market and changes in liquidity regulations.

The Bank's Liquidity Management and Funding Policy is reviewed and adopted by the Board of Directors. The Market Risk Management Group is responsible for developing and implementing this policy, as well as strategies and methodologies for monitoring, measuring and controlling liquidity requirements. This group is also mandated to establish limits and develop contingency plan scenarios.

Funding management and diversification
Core deposit liabilities are the Bank's primary funding source. Over the last few years, the strategy has been to expand its retail deposit base through organic growth. In this context, diversification of funding by origination and term structure is an important element of a liquidity management strategy.

The Bank is looking to establish sources of funding that are diversified by region, currency, instrument and provider of funds, in both the secured borrowing market and other sources of funding. In addition, the Bank is very actively involved in securitization programs that give it access to long-term funding and act as a capital management tool.

To ensure stability of market access, the Bank maintains and develops direct relationships with the major money lenders active on the Canadian money market, pursues and develops activities on inter-bank and corporate markets in the United States, Europe and Asia, and favours extending the maturity of term deposits whenever this proves economically advantageous and strategically desirable.

Liquidity risk measurement
Liquidity risk stems from two sources: mismatched cash flows related to assets and liabilities and the characteristics of certain products, such as credit commitments and demand deposits.

The Bank uses different risk measures to manage liquidity risk exposure. Short-term day-to-day funding decisions are based on a daily cumulative net cash profile. Long-term funding and liquidity decisions are based on net cash capital, survival period and liquidity ratios. Net cash capital is an indicator used to determine the liquidity exposure of a bank by measuring the difference between long-term funding and illiquid assets. It enables the Bank to strike an optimal balance between long-term funding and institutional financing.

The survival period is an indicator designed to measure the number of days it would take to utilize the Bank's liquid assets if funds borrowed on the money market were not renewed at maturity.

The Bank, in its Liquidity Management and Funding Policy, has established limits for its liquidity indicators, especially net cash capital and survival period. It has also set limits to restrict its reliance on any one depositor and thereby avoid an unnecessary concentration of deposits from a single source. For this reason, purchased funds are limited to a percentage of total deposits and a maximum amount per depositor has been established.

Liquidity contingency plan
A detailed liquidity contingency plan is outlined in the Liquidity Management and Funding Policy. The plan defines the measures to be taken in a crisis in order to bridge the gap between the liquidity the Bank chooses to hold and the liquidity needs that could arise in such a crisis.

Operational risk management

Operational risk is present in every activity of the Bank. Fraud and unauthorized activities, system failures, human error, failure to comply with legal or regulatory requirements, litigation with clients and damage to physical property are just a few of the events which, because they can result in financial losses for the Bank or adversely affect its reputation, are considered operational risks.

Although operational risk cannot be eliminated entirely, it must be managed in a thorough, transparent manner to keep it at an acceptable level. Each business unit has assigned specific risk management responsibilities to employees of the unit to ensure proactive management of the unit's operational risks. In addition, a sector committee monitors the unit's losses and operational risks, as well as events observed in other financial institutions. If necessary, action plans are drawn up to improve the control environment.

The Operational and Reputational Risk Department develops operational risk identification, measurement and monitoring standards and procedures and assists the business units in implementing them. This team collects and compiles data on the level of risk present in the business units and reports on its work to the Operational Risk Management Committee.

Collection and analysis of data on operational losses at the Bank
The Operational and Reputational Risk Department has instituted a process for collecting operational loss data across the Bank, including its subsidiaries. The information captured, namely, the amount of each loss and a description of the triggering events, is fed into a centralized loss event database, which is used to better understand the root causes of operational losses and develop risk mitigation strategies.

Collection and analysis of data on operational events observed in the industry
The Bank also collects and analyzes information reported in the media on operational events experienced by other financial institutions in order to assess the effectiveness of its risk management practices and reinforce them, if need be.

Operational risk self-assessment
This formal self-assessment process gives each business unit the means to proactively identify key operating risks, evaluate the effectiveness of mitigating controls, and develop action plans to maintain such risks at acceptable levels.

Specialized risk assessment programs
Certain specialized groups have implemented programs with their own risk-specific policies and procedures as well as oversight mechanisms to ensure they are respected. Such specialized programs exist for managing:
- financial reporting risk
- technological risk
- business continuity
- outsourcing risk
- information confidentiality

Regulatory capital
The Bank has received permission from regulatory authorities to use the Standardized Approach for the calculation of capital for operational risk in fiscal 2008. The Bank intends to demonstrate the effectiveness of this approach and its compliance with regulatory requirements in order to continue using it on a permanent basis.

Reputational risk
Reputational risk generally arises from other risks. The Bank's reputation may, for example, be adversely affected by a systems failure that prevents clients from carrying out transactions or by a breach of confidentiality. Such events, depending on their scale and the extent of media coverage, can harm the Bank's reputation.

The Bank seeks to ensure that its employees are constantly aware of the potential repercussions of their actions on the Bank's reputation and image. In addition to previously discussed operational risk management initiatives, a variety of mechanisms are in place to support sound reputational risk management, including codes of professional conduct, a training program for all employees and various committees that assess risk whenever new products are introduced within the business units. The activities of the Corporate Compliance Department, Legal Affairs Department, Corporate Secretary's Office, Public Relations Department and Investor Relations Department complement these mechanisms.

Quarterly Results

(millions of dollars, except per share amounts)					2007
	Total	Q4	Q3	Q2	Q1
Income statement					
Net interest income	$ 1,127	$ 297	$ 306	$ 248	$ 276
Other income	2,296	105	704	774	713
Total revenues	3,423	402	1,010	1,022	989
Provision for credit losses	103	29	22	23	29
Operating expenses	2,632	640	675	661	656
Income taxes (recovery)	79	(123)	71	75	56
Non-controlling interest	68	31	(1)	30	8
Net income (loss)	541	(175)	243	233	240
Earnings (loss) per common share					
Basic	3.25	(1.14)	1.49	1.42	1.45
Diluted	3.22	(1.14)	1.48	1.40	1.43
Dividends (per share)					
Common	2.28	0.60	0.60	0.54	0.54
Preferred					
Series 13	-	-	-	-	-
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Series 16	1.2125	0.3032	0.3031	0.3031	0.3031
Return on common shareholders' equity	11.5%	(16.0)%	20.6%	20.3%	20.7%
Total assets		113,085	123,353	135,172	121,402
Long-term financial liabilities[1]		1,605	1,882	1,935	1,942
Impaired loans		$ 129	$ 110	$ 110	$ 112
Number of common shares outstanding *(thousands)*					
Average – Basic	159,811	157,790	159,209	160,588	161,681
Average – Diluted	161,190	157,790	160,567	162,032	164,398
End of period	157,806	157,806	157,858	159,418	161,367
Per common share					
Book value		$ 26.85	$ 28.70	$ 28.92	$ 28.34
Stock trading range					
High	66.59	60.28	66.14	65.87	66.59
Low	50.50	50.50	60.61	61.96	61.36
Number of employees		16,863	17,169	16,852	16,908
Number of branches in Canada		447	448	450	450

(1) Subordinated debentures

				2006					2005
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
$ 1,292	$ 304	$ 408	$ 302	$ 278	$ 1,441	$ 404	$ 308	$ 380	$ 349
2,511	666	513	639	693	2,235	516	574	515	630
3,803	970	921	941	971	3,676	920	882	895	979
77	22	16	22	17	33	–	15	1	17
2,546	673	622	615	636	2,472	635	610	619	608
277	44	58	82	93	291	72	46	66	107
32	11	5	8	8	25	6	5	7	7
871	220	220	214	217	855	207	206	202	240
5.22	1.33	1.32	1.29	1.28	4.98	1.22	1.20	1.17	1.39
5.13	1.31	1.30	1.26	1.26	4.90	1.20	1.18	1.15	1.37
1.96	0.50	0.50	0.48	0.48	1.72	0.44	0.44	0.42	0.42
–	–	–	–	–	1.2000	–	0.4000	0.4000	0.4000
1.4625	0.3657	0.3656	0.3656	0.3656	1.4625	0.3657	0.3656	0.3656	0.3656
1.2125	0.3032	0.3031	0.3031	0.3031	0.8089	0.3032	0.3031	0.2026	–
20.1%	19.7%	20.2%	20.4%	19.9%	20.7%	19.4%	19.6%	19.9%	23.6%
	116,801	108,552	111,083	105,172		107,970	110,593	99,917	91,703
	1,449	1,599	1,599	1,600		1,102	1,409	1,770	1,764
	$ 116	$ 98	$ 111	$ 113		117	$ 114	$ 119	$ 134
162,851	161,969	161,927	162,598	164,903	166,382	165,176	165,363	167,327	167,693
165,549	164,599	164,512	165,552	167,781	168,964	167,939	167,849	169,938	170,164
161,512	161,512	161,918	161,882	164,313	165,335	165,335	165,096	165,744	168,050
	$ 27.17	$ 26.57	$ 25.77	$ 25.72		$ 25.39	$ 24.70	$ 24.19	$ 23.97
65.60	62.86	62.69	65.60	63.90	61.47	61.47	58.21	55.24	49.75
56.14	58.26	56.14	61.35	58.35	46.39	55.87	51.60	48.72	46.39
	16,972	17,183	16,955	16,993		16,890	17,049	16,712	16,610
	451	453	455	455		457	460	460	462

Additional Financial Information

Table 1 | Overview of Results

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	2005	2004	2003
Net interest income	1,254	1,414	1,531	1,424	1,353
Other income	2,374	2,569	2,295	2,209	2,088
Total revenues	3,628	3,983	3,826	3,633	3,441
Operating expenses	2,632	2,546	2,472	2,368	2,239
Contribution	996	1,437	1,354	1,265	1,202
Provision for credit losses	103	77	33	86	177
Income before income taxes and non-controlling interest	893	1,360	1,321	1,179	1,025
Income taxes	284	457	441	426	374
Non-controlling interest	68	32	25	28	27
Net income	541	871	855	725	624
Average assets	126,038	106,275	90,903	78,674	71,812

(1) See *Financial Reporting Method* on pages 12 and 13.

Table 2 | Changes in Net Interest Income

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	2005	2004	2003
Personal and Commercial Banking					
Net interest income	1,365	1,330	1,275	1,233	1,221
Average assets	48,792	46,245	43,077	39,767	38,200
Net interest income as a percentage of average assets	2.80%	2.88%	2.96%	3.10%	3.20%
Wealth Management					
Net interest income	130	128	103	97	93
Average assets	677	689	689	654	655
Financial Markets					
Net interest income	(11)	172	332	273	198
Average assets	88,855	69,255	52,943	43,363	38,529
Other					
Net interest income	(230)	(216)	(179)	(179)	(159)
Average assets	(12,286)	(9,914)	(5,806)	(5,110)	(5,572)
Total					
Net interest income	1,254	1,414	1,531	1,424	1,353
Average assets	126,038	106,275	90,903	78,674	71,812

(1) See *Financial Reporting Method* on pages 12 and 13.

Table 3 | Other Income

Year ended October 31
(taxable equivalent basis[1])
(millions of dollars)

	2007	2006	2005	2004	2003
Underwriting and advisory fees	**381**	373	428	398	338
Securities brokerage commissions	**267**	256	254	235	206
Deposit and payment service charges	**213**	208	201	200	192
Trading revenues	**586**	375	251	234	381
Gains (losses) on available for sale securities					
(2006: Investment account), net	**(407)**	180	92	102	8
Card service revenues	**34**	34	43	30	32
Lending fees	**127**	138	145	168	130
Insurance revenues	**115**	113	101	90	86
Commissions on acceptances, letters of credit and guarantee	**68**	68	61	65	63
Securitization revenues	**179**	175	194	180	204
Foreign exchange revenues	**103**	98	76	72	66
Trust services and mutual funds	**357**	309	274	243	209
Other	**351**	242	175	192	173
	2,374	2,569	2,295	2,209	2,088
Domestic	**2,028**	2,336	2,078	1,978	1,929
International					
– United States	**131**	96	57	87	58
– Other	**215**	137	160	144	101
Other income as a percentage of total revenues on a taxable equivalent basis[2]	**69.8%**	64.3%	60.0%	60.8%	60.7%

(1) See *Financial Reporting Method* on pages 12 and 13.
(2) Excluding specified items

Table 4 | Trading Revenues[1]

Year ended October 31
(taxable equivalent basis[2])
(millions of dollars)

	2007	2006	2005	2004	2003
Financial markets					
Equity	**298**	266	243	190	145
Interest rate	**61**	51	71	43	86
Commodity and currency	**21**	25	28	30	96
	380	342	342	263	327
Other sectors	**14**	12	16	8	13
Total	**394**	354	358	271	340

(1) Including net interest income and other income, adjusted for non-controlling interest
(2) See *Financial Reporting Method* on pages 12 and 13.

Table 5 | Provision for Credit Losses

Year ended October 31
(millions of dollars)

	2007	2006	2005	2004	2003
Provision for credit losses					
Personal	62	53	46	31	47
Commercial	43	22	20	57	60
Corporate	-	4	8	52	64
Real estate	1	(2)	1	1	7
Other	(3)	-	-	-	(1)
Total	103	77	75	141	177
General allowance for credit risk	-	-	(42)	(55)	-
Total provision for credit losses charged to income	103	77	33	86	177
Net average loans and acceptances	50,408	49,392	45,926	41,060	39,324
Provision for credit losses as a percentage of net average loans and acceptances	0.20%	0.16%	0.07%	0.21%	0.45%
Allowance for credit losses					
Balance at beginning	428	455	580	634	666
Provision for credit losses charged to income	103	77	33	86	177
Write-offs	(154)	(168)	(215)	(199)	(259)
Recoveries[1]	53	64	57	59	50
Balance at end	430	428	455	580	634
Composition of allowances:					
Country risk allowance					
Portion related to loans	-	-	-	-	19
Portion related to securities	2	2	4	2	4
Specific allowances	120	118	143	228	206
General allowance	308	308	308	350	405

(1) Including exchange rate fluctuations

Table 6 | Operating Expenses

Year ended October 31
(millions of dollars)

	2007	2006	2005	2004	2003
Salaries and staff benefits	1,498	1,479	1,451	1,359	1,287
Occupancy	127	124	121	148	142
Technology	371	358	356	334	312
Amortization – premises and equipment	42	40	39	32	34
Amortization – technology	36	29	24	20	16
Communications	73	74	81	77	80
Professional fees	194	141	133	117	111
Advertising and external relations	47	49	49	56	45
Stationery	30	26	25	26	26
Travel	21	21	21	20	21
Security and theft	18	14	20	14	16
Capital and payroll taxes	50	67	56	65	60
Other	125	124	96	100	89
Total	2,632	2,546	2,472	2,368	2,239
Domestic	2,413	2,368	2,298	2,174	2,064
International					
– United States	127	92	105	123	121
– Other	92	86	69	71	54
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	72.6%	63.9%	64.6%	65.2%	65.1%

(1) See *Financial Reporting Method* on pages 12 and 13.

Table 7 | Change in Average Volumes

Year ended October 31
(millions of dollars)

	2007		2006		2005		2004		2003	
	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %	Average volume $	Rate %
Assets										
Deposits with financial institutions	9,881	4.28	9,348	3.36	8,646	2.24	7,404	1.54	6,421	2.05
Securities	46,513	3.27	34,401	3.16	26,354	2.95	21,162	3.13	18,861	3.01
Residential mortgage loans	15,960	5.21	15,907	4.94	16,211	4.65	15,073	4.88	13,752	5.49
Personal loans	11,989	6.71	10,348	6.36	8,519	5.65	6,647	5.70	5,646	6.51
Business and other loans	27,264	4.95	26,754	4.37	24,819	3.53	20,447	3.61	20,169	4.16
Net non-performing loans	(171)	(0.58)	(181)	(0.39)	(207)	(0.48)	(165)	(0.42)	(172)	(0.47)
Interest-bearing assets	111,436	4.42	96,577	4.16	84,342	3.66	70,568	3.73	64,677	4.11
Other assets	14,602	–	9,698	–	6,561	–	8,106	–	7,135	–
Total assets	126,038	3.91	106.275	3.78	90,903	3.39	78,674	3.34	71,812	3.71
Liabilities and shareholders' equity										
Personal deposits	28,747	2.73	27,305	2.46	24,343	2.18	21,861	2.47	21,390	2.65
Deposit-taking institutions	10,559	4.48	9,916	3.44	6,549	2.74	5,789	1.73	5,488	1.80
Other deposits	32,237	4.23	26,971	3.40	26,198	2.36	22,536	2.05	21,326	2.70
	71,543	3.66	64,192	3.01	57,090	2.32	50,186	2.20	48,204	2.60
Subordinated debentures	1,941	5.14	1,592	5.67	1,565	6.38	1,469	6.71	1,553	6.77
Obligations other than deposits	33,948	2.80	25,403	2.55	20,365	1.93	12,826	2.66	10,363	1.87
Interest-bearing liabilities	107,432	3.42	91,187	2.85	79,020	1.96	64,481	1.87	60,120	2.15
Other liabilities	13,676	–	10,451	–	7,412	–	10,072	–	7,672	–
Shareholders' equity	4,930	–	4,637	–	4,471	–	4,121	–	4,020	–
Liabilities and shareholders' equity	126,038	2.92	106.275	2.45	90,903	1.71	78,674	1.53	71,812	1.80
Gross margin		0.99		1.33		1.68		1.81		1.91

Table 8 | Deposits

As at October 31
(millions of dollars)

	2007		2006		2005		2004		2003	
	$	%	$	%	$	%	$	%	$	%
Personal	30,215	42.7	29,092	40.5	26,385	42.4	24,008	44.9	24,110	46.9
Commercial	16,263	23.0	18,069	25.1	17,018	27.4	14,419	27.0	14,668	28.5
Purchased funds	24,320	34.3	24,756	34.4	18,816	30.2	15,005	28.1	12,685	24.6
Total	70,798	100.0	71,917	100.0	62,219	100.0	53,432	100.0	51,463	100.0
Domestic	57,624	81.4	61,910	86.1	55,765	89.6	45,636	85.4	43,809	85.1
International										
– United States	7,338	10.4	1,851	2.6	540	0.9	957	1.8	877	1.7
– Other	5,836	8.2	8,156	11.3	5,914	9.5	6,839	12.8	6,777	13.2
Total	70,798	100.0	71,917	100.0	62,219	100.0	53,432	100.0	51,463	100.0
Personal deposits as a percentage of total assets		26.7		25.0		24.4		27.1		28.4

Table 9 | Sources of Regulatory Capital

As at October 31
(millions of dollars)

	2007	2006	2005	2004	2003
Regulatory capital at beginning	6,607	5,925	5,319	5,369	5,294
Internally generated capital					
Net income	541	871	855	725	624
Other amounts affecting retained earnings	–	–	–	(1)	(4)
Dividends on common and preferred shares	(385)	(341)	(312)	(266)	(218)
	156	530	543	458	402
External financing					
Eligible subordinated debentures[1]	(300)	347	194	(29)	(87)
Preferred shares	–	–	25	–	75
Innovative instruments included in Tier 1 capital	(53)	207	(11)	(31)	(71)
Common shares	64	54	65	47	28
Repurchase of common shares	(315)	(309)	(224)	(382)	(298)
Non-controlling interest in subsidiaries	8	(123)	128	3	(17)
	(596)	176	177	(392)	(370)
Other					
Unrealized foreign exchange losses, net	(88)	(66)	(16)	(16)	(11)
Other[2]	37	42	(98)	(100)	54
	(51)	(24)	(114)	(116)	43
Regulatory capital generated (used)	(491)	682	606	(50)	75
Regulatory capital at end	6,116	6,607	5,925	5,319	5,369

(1) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006 and 2005

(2) Represents the change in the eligible amount of the general allowance, amounts of regulatory capital deducted for goodwill, investments in companies subject to significant influence and amounts related to securitizations

Table 10 | Regulatory Capital and Capital Ratios

As at October 31
(millions of dollars) (in accordance with BIS guidelines)

	2007	2006	2005	2004	2003
Tier 1 capital					
Common shareholders' equity	4,219	4,386	4,190	3,829	3,722
Non-cumulative permanent preferred shares	400	400	400	375	375
Innovative instruments	509	562	354	365	396
Non-controlling interest	17	9	133	5	2
Less: goodwill	(703)	(683)	(662)	(662)	(660)
	4,442	4,674	4,415	3,912	3,835
Tier 2 capital					
Subordinated debentures	1,641	1,949	1,602	1,408	1,437
Unrealized gains on available for sale securities	80	-	-	-	-
General allowance for credit risk	308	308	308	350	350
	2,029	2,257	1,910	1,758	1,787
Less: investments in companies subject to significant influence	(353)	(289)	(360)	(296)	(174)
Less: first-loss protection	(2)	(35)	(40)	(55)	(79)
Total capital	6,116	6,607	5,925	5,319	5,369
Regulatory capital ratios					
Tier 1 capital ratio	9.0%	9.9%	9.6%	9.6%	9.6%
Total capital ratio	12.4%	14.0%	12.8%	13.0%	13.4%
Tangible common equity ratio	6.77%	7.33%	7.37%	7.02%	6.78%
Assets-to-capital multiple[1]	18.7	17.8	20.0	16.8	15.9

(1) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined by capital adequacy requirements.

Table 11 | Risk-Weighted Assets

As at October 31 (millions of dollars)

		2007	2006	2005	2004	2003
	Balance sheet balance	Risk-weighted balance	Risk-weighted balance	Risk-weighted balance	Risk-weighted balance	Risk-weighted balance
Balance sheet assets						
Cash resources	3,328	488	2,077	1,306	1,070	1,363
Securities	39,270	3,050	2,083	2,269	2,317	2,688
Mortgage loans	17,269	6,205	5,646	5,121	5,420	4,634
Other loans	36,657	22,318	21,727	21,903	18,849	18,360
Other assets	16,561	5,371	5,494	5,650	4,876	5,692
		37,432	37,027	36,249	32,532	32,737
General allowance for credit risk		308	308	308	350	350
Total balance sheet assets	113,085	37,740	37,335	36,557	32,882	33,087
Off-balance sheet assets						
Letters of guarantee and documentary credit		1,146	1,096	1,033	874	606
Commitments to extend credit		5,136	5,085	4,731	4,431	4,075
Derivative financial instruments[1]						
Interest rate contracts		96	123	110	129	100
Foreign exchange contracts		428	234	220	166	230
Equity, commodity and credit derivative contracts		1,222	499	418	309	256
Total off-balance sheet assets		8,028	7,037	6,512	5,909	5,267
Market risk items		3,568	2,871	3,168	2,032	1,707
		49,336	47,243	46,237	40,823	40,061

(1) Since November 1, 2006, all derivative financial instruments have been recorded in the Consolidated Balance Sheet.

Table 12 | Assets under Administration and Assets under Management

As at October 31
(millions of dollars)

	National Bank Trust	National Bank Financial	National Bank Securities	Altamira	Natcan Investment Management	National Bank Direct Brokerage	Bank excluding subsidiaries	2007	2006
Assets under administration									
Institutional	45,325	13,638	–	–	–	–	–	**58,963**	58,966
Personal	–	98,611	–	–	–	10,381	–	**108,992**	98,772
Mutual funds	11,696	–	8,524	4,431	–	–	–	**24,651**	24,893
Mortgage loans sold to third parties	–	–	–	–	–	–	7,074	**7,074**	6,290
Total assets under administration	57,021	112,249	8,524	4,431	–	10,381	7,074	**199,680**	188,921
Assets under management									
Personal	6,280	–	–	–	–	–	–	**6,280**	5,420
Managed portfolios	–	3,747	–	–	13,672	–	–	**17,419**	18,737
Mutual funds	–	–	–	–	16,099	–	–	**16,099**	16,200
Total assets under management	6,280	3,747	–	–	29,771	–	–	**39,798**	40,357
Total assets under administration/ management – 2007	63,301	115,996	8,524	4,431	29,771	10,381	7,074	**239,478**	229,278
Total assets under administration/ management – 2006	65,908	103,899	8,070	3,837	31,571	9,703	6,290		

Table 13 | Allocation of Loans by Borrower Category

As at September 30
(millions of dollars)

	2007		2006		2005		2004		2003	
	$	%	$	%	$	%	$	%	$	%
Personal[1]	**13,026**	**26.3**	11,205	23.5	9,647	20.2	7,704	18.4	5,947	15.3
Residential mortgage	**15,577**	**31.5**	14,957	31.3	15,929	33.3	15,272	36.4	13,753	35.5
Non-residential mortgage	**1,371**	**2.8**	1,322	2.8	1,186	2.5	1,042	2.5	911	2.4
Agricultural	**1,950**	**3.9**	1,847	3.9	1,796	3.8	1,686	4.0	1,653	4.3
Financial institutions	**4,012**	**8.1**	5,056	10.6	3,353	7.0	2,415	5.8	1,277	3.3
Manufacturing	**2,280**	**4.6**	2,047	4.3	2,249	4.7	2,458	5.9	3,282	8.5
Construction and real estate	**1,295**	**2.6**	1,226	2.6	1,277	2.7	1,247	3.0	1,291	3.3
Transportation and communications	**536**	**1.1**	475	1.0	442	0.9	453	1.1	515	1.3
Mines, quarries and energy	**1,247**	**2.5**	1,223	2.6	787	1.6	763	1.8	774	2.0
Forestry	**143**	**0.3**	166	0.3	174	0.4	185	0.4	264	0.7
Government	**1,126**	**2.3**	1,023	2.1	1,237	2.6	1,080	2.6	1,286	3.3
Wholesale	**597**	**1.2**	533	1.1	592	1.2	612	1.5	558	1.4
Retail	**1,194**	**2.4**	1,119	2.3	1,137	2.4	1,108	2.6	1,296	3.3
Services	**2,677**	**5.4**	3,678	7.7	6,372	13.3	4,774	11.4	4,059	10.5
Other	**2,407**	**5.0**	1,848	3.9	1,659	3.4	1,101	2.6	1,912	4.9
	49,438	**100.0**	47,725	100.0	47,837	100.0	41,900	100.0	38,778	100.0

(1) Including consumer loans, credit card loans and other personal loans

Table 14 | Impaired Loans

As at October 31
(millions of dollars)

	2007	2006	2005	2004	2003
Private impaired loans, net					
Personal[1]	43	31	25	16	16
Commercial	62	63	55	82	98
Corporate	19	20	27	49	107
Real estate	3	–	8	11	25
Other	2	2	2	2	2
Total impaired loans, net[2]	129	116	117	160	248
Impaired loans, designated countries	–	–	–	–	3
Total impaired loans, net	129	116	117	160	251
Impaired loans, gross	249	234	260	388	476
Allowance for credit losses	120	118	143	228	225
Impaired loans, net	129	116	117	160	251
Provisioning rate	48.2%	50.4%	55.0%	58.8%	47.3%
As a percentage of net loans and acceptances	0.3%	0.2%	0.3%	0.4%	0.6%
As a percentage of common shareholders' equity	3.0%	2.6%	2.8%	4.2%	6.7%

(1) Including $24 million of net consumer loans in 2007 (2006: $20 million; 2005: $17 million; 2004: $14 million; 2003: $16 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Table 15 | Trading Activities (VaR)

Global VaR by risk category[1]
Year ended October 31
(millions of dollars)

				2007	2006
	Low	High	Average	At end	At end
Interest rate	(2.1)	(9.2)	(4.6)	(3.4)	(4.1)
Foreign exchange	(0.6)	(4.3)	(2.1)	(1.7)	(1.2)
Equity	(3.7)	(8.0)	(5.4)	(7.0)	(4.1)
Commodity contracts	(1.0)	(3.5)	(1.8)	(1.8)	(1.5)
Correlation effect[2]	3.0	15.5	7.5	8.5	5.1
Global VaR	(4.4)	(9.5)	(6.4)	(5.4)	(5.8)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification across risk types.

Table 16 | Daily Trading Revenues

(millions of dollars)


Daily Trading Revenues
VaR (CAD)
20
15
10
5
0
(5)
(10)
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
April-07
May-07
June-07
July-07
Aug-07
Sept-07
Oct-07

Glossary of Financial Terms

Acceptance: Short-term debt security that can be traded on the money market and which a bank guarantees on behalf of a borrower for a stamping fee.

Assets under administration: Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management: Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

Basis point: Unit of measure equal to one one-hundredth of a percentage point (0.01%).

Hedging: A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

Master netting agreements: Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default on or termination of any one contract.

Net interest income: Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

Net interest margin: Net interest income as a percentage of average assets.

Percentage point: Unit of measure equal to 1%.

Return on common shareholders' equity (or ROE): Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting: Process by which risk-weighting factors are applied to the face value of certain assets in order to reflect comparable risk levels. Off-balance sheet instruments are converted to balance sheet (or credit) equivalents by adjusting the notional values before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements: Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securities sold under repurchase agreements: Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Consolidated Financial Statements

Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

In discharging its responsibilities and ensuring that the Bank's assets are safeguarded, Management maintains the necessary accounting and control systems. These controls include standards for hiring and training personnel, the defining and evaluation of tasks and functions, operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for reviewing and approving the financial information contained in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis and reviewing the consolidated financial statements and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* (Canada) with respect to the protection of the Bank's depositors are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair/Deloitte & Touche s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were granted full and unrestricted access to the Committee to discuss their audit and financial reporting matters.



Louis Vachon
President and
Chief Executive Officer



Jean Dagenais
Senior Vice-President and
Chief Financial Officer

Montreal, Canada, November 28, 2007

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheets of National Bank of Canada (the "Bank") as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

Montreal, Canada, November 28, 2007

Consolidated Financial Statements

Consolidated Balance Sheet

As at October 31

(millions of dollars)	Note	2007	2006
ASSETS			
Cash		283	268
Deposits with financial institutions		3,045	10,611
Securities			
Available for sale (2006: investment account)	3	8,442	6,814
Held for trading	4	30,828	31,864
		39,270	38,678
Securities purchased under reverse repurchase agreements		5,966	7,592
Loans	5, 6 and 7		
Residential mortgage		15,895	15,385
Personal and credit card		13,116	11,319
Business and government		19,377	20,667
		48,388	47,371
Allowance for credit losses		(428)	(426)
		47,960	46,945
Other			
Customers' liability under acceptances		4,085	3,725
Fair value of derivative financial instruments	23	4,883	2,269
Premises and equipment	9	426	385
Goodwill	10	703	683
Other intangible assets	10	169	177
Other assets	11	6,295	5,468
		16,561	12,707
		113,085	116,801
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	12		
Personal		30,215	29,092
Business and government		33,797	33,998
Deposit-taking institutions		6,561	8,602
Deposit from NBC Capital Trust		225	225
		70,798	71,917
Other			
Acceptances		4,085	3,725
Obligations related to securities sold short		16,223	15,621
Securities sold under repurchase agreements		2,070	9,517
Fair value of derivative financial instruments	23	3,620	1,646
Other liabilities	14	9,087	7,562
		35,085	38,071
Subordinated debentures	15	1,605	1,449
Non-controlling interest	16	960	576
Shareholders' equity			
Preferred shares	18	400	400
Common shares	18	1,575	1,566
Contributed surplus	19	32	21
Retained earnings		2,793	2,893
Accumulated other comprehensive income (loss)	1 and 2	(163)	(92)
		4,637	4,788
		113,085	116,801

Louis Vachon
President and Chief Executive Officer

Paul Gobeil
Director

Consolidated Financial Statements
Consolidated Statement of Income
Year ended October 31

(millions of dollars)	Note	2007	2006
Interest income			
Loans		3,031	2,648
Securities		–	960
Securities available for sale		296	–
Securities held for trading		1,060	–
Deposits with financial institutions		423	314
		4,810	3,922
Interest expense			
Deposits		2,633	1,877
Subordinated debentures		100	90
Other		950	663
		3,683	2,630
Net interest income		1,127	1,292
Other income			
Underwriting and advisory fees		381	373
Securities brokerage commissions		267	256
Deposit and payment service charges		213	208
Trading revenues		510	317
Gains (losses) on available for sale securities (2006: investment account), net	3	(409)	180
Card service revenues		34	34
Lending fees		127	138
Insurance revenues		115	113
Acceptances, letters of credit and guarantee		68	68
Securitization revenues	7	179	175
Foreign exchange revenues		103	98
Trust services and mutual funds		357	309
Other		351	242
		2,296	2,511
Total revenues		3,423	3,803
Provision for credit losses	6	103	77
Operating expenses			
Salaries and staff benefits		1,498	1,479
Occupancy		169	164
Technology		407	387
Communications		73	74
Professional fees		194	141
Other		291	301
		2,632	2,546
Income before income taxes and non-controlling interest		688	1,180
Income taxes	20	79	277
		609	903
Non-controlling interest		68	32
Net income		541	871
Dividends on preferred shares	18	21	21
Net income available to common shareholders		520	850
Average number of common shares outstanding (thousands)	21		
Basic		159,811	162,851
Diluted		161,190	165,549
Earnings per common share (dollars)	21		
Basic		3.25	5.22
Diluted		3.22	5.13
Dividends per common share (dollars)	18	2.28	1.96

Consolidated Statement of Comprehensive Income

Year ended October 31

(millions of dollars)	Note	2007	2006
Net income		541	871
Other comprehensive income (loss), net of income taxes	20		
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations		(299)	(99)
Impact of hedging net foreign currency gains or losses		211	33
Net change in unrealized foreign currency gains and losses, net of hedging activities		(88)	(66)
Net unrealized gains (losses) on available for sale financial assets		51	-
Reclassification to net income of (gains) losses on available for sale financial assets		(11)	-
Net change in unrealized gains and losses on available for sale financial assets		40	-
Net gains (losses) on derivative financial instruments designated as cash flow hedges		(54)	-
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges		10	-
Net change in gains and losses on derivative financial instruments designated as cash flow hedges		(44)	-
Total other comprehensive income (loss), net of income taxes		(92)	(66)
Comprehensive income		449	805

Consolidated Financial Statements

Consolidated Statement of Changes in Shareholders' Equity

Year ended October 31

(millions of dollars)	Note	2007	2006
Preferred shares	18	400	400
Common shares at beginning		1,566	1,565
Issuance of common shares			
Dividend Reinvestment and Share Purchase Plan		18	15
Stock Option Plan		34	35
Other		6	-
Repurchase of common shares for cancellation		(49)	(48)
Impact of shares acquired or sold for trading purposes		-	(1)
Common shares at end	18	1,575	1,566
Contributed surplus at beginning		21	13
Stock option expense		16	12
Stock options exercised		(4)	(4)
Other		(1)	-
Contributed surplus at end	19	32	21
Retained earnings at beginning		2,893	2,645
Net income		541	871
Impact of initial adoption of financial instruments standards	2	2	-
Dividends			
Preferred shares	18	(21)	(21)
Common shares	18	(364)	(320)
Premium paid on common shares repurchased for cancellation		(266)	(261)
Share issuance and other expenses, net of income taxes		8	(21)
Retained earnings at end		2,793	2,893
Accumulated other comprehensive income (loss) at beginning, net of income taxes	1	(92)	(26)
Impact of initial adoption of financial instruments standards	2	21	-
Net change in unrealized foreign currency gains (losses), net of hedging activities		(88)	(66)
Net change in unrealized gains (losses) on available for sale financial assets		40	-
Net change in gains (losses) on derivative financial instruments designated as cash flow hedges		(44)	-
Accumulated other comprehensive income (loss) at end, net of income taxes		(163)	(92)
Shareholders' equity		4,637	4,788

As at October 31	2007	2006
Accumulated other comprehensive income (loss), net of income taxes		
Unrealized foreign currency gains (losses), net of hedging activities	(180)	(92)
Unrealized gains (losses) on available for sale financial assets	68	-
Gains (losses) on derivative financial instruments designated as cash flow hedges	(51)	-
	(163)	(92)

Consolidated Financial Statements

Consolidated Statement of Cash Flows

Year ended October 31

(millions of dollars)	2007	2006
Cash flows from operating activities		
Net income	541	871
Adjustments for:		
Provision for credit losses	103	77
Amortization of premises and equipment	78	69
Future income taxes	49	21
Translation adjustment on foreign currency subordinated debentures	(8)	(3)
Gains on sale of available for sale securities (2006: Investment account), net	(124)	(180)
Impairment charge	533	-
Gains on asset securitizations and other transfers of receivables, net	(113)	(98)
Stock option expense	16	12
Change in interest payable	245	185
Change in interest and dividends receivable	(52)	(45)
Change in income taxes payable	(151)	33
Change in fair value of derivative financial instruments, net	(576)	(79)
Change in held for trading securities	1,036	(5,681)
Change in other items	1,049	2,671
	2,626	(2,147)
Cash flows from financing activities		
Change in deposits	(1,119)	9,473
Issuance of deposit to NBC Capital Trust	-	225
Issuance of subordinated debentures	500	500
Repurchase of subordinated debentures	(300)	(150)
Issuance of common shares	58	50
Repurchase of common shares for cancellation	(315)	(309)
Dividends paid on common shares	(351)	(311)
Dividends paid on preferred shares	(21)	(21)
Change in obligations related to securities sold short	602	117
Change in securities sold under repurchase agreements	(7,447)	(3,398)
Change in other items	(80)	(78)
	(8,473)	6,098
Cash flows from investing activities		
Change in deposits with financial institutions pledged as collateral	(322)	4,028
Change in loans (excluding securitization)	(3,887)	(5,274)
Proceeds from securitization of new assets and other transfers of receivables	2,870	2,321
Maturity and redemption of securitized assets	(101)	-
Purchases of available for sale securities (2006: Investment account)	(18,025)	(24,630)
Sales of available for sale securities (2006: Investment account)	15,932	24,865
Change in securities purchased under reverse repurchase agreements	1,626	(569)
Net acquisitions of premises and equipment	(119)	(99)
	(2,026)	642
Increase (decrease) in cash and cash equivalents	(7,873)	4,593
Cash and cash equivalents at beginning	10,869	6,276
Cash and cash equivalents at end	2,996	10,869
Cash and cash equivalents		
Cash	283	268
Deposits with financial institutions	3,045	10,611
Less: Amount pledged as collateral	(332)	(10)
	2,996	10,869
Supplementary information		
Interest paid	3,438	2,445
Income taxes paid during the year	367	217

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with section 308(4) of the *Bank Act* (Canada), which states that except for as otherwise specified by the Superintendent of Financial Institutions (the "Superintendent"), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from United States GAAP, as explained in Note 31.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the carrying value of assets and liabilities on the balance sheet date, income and other related information. The most significant items for which Management has prepared estimates and assumptions are the allowance for credit losses, the fair value of financial instruments, the other-than-temporary impairment of available for sale financial assets, asset securitization, goodwill and other intangible assets, pension plans and other employee future benefits, income taxes, the provision for contingencies and variable interest entities ("VIEs"). Accordingly, actual results could differ from these estimates, in which case the impact would be recognized in the consolidated financial statements in future fiscal periods.

Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Basis of consolidation
The consolidated financial statements include the assets, liabilities and operating results of all subsidiaries and VIEs where the Bank is the primary beneficiary, as defined in Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline No. 15 entitled *Consolidation of Variable Interest Entities* (AcG-15), after elimination of intercompany transactions and balances. AcG-15 provides guidance for applying the principles in Section 1590, *Subsidiaries*, of the CICA Handbook to certain entities defined as VIEs. VIEs are entities in which equity investors do not have a controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, defined as the party that absorbs the majority of the entity's expected losses, receives the majority of the entity's expected residual returns, or both.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in *Other assets* in the Consolidated Balance Sheet. The Bank's share of income (loss) from these companies is included in *Other income* under *Other* in the Consolidated Statement of Income.

The proportionate consolidation method is used to account for investments in which the Bank exercises joint control, whereby only the Bank's prorata share of assets, liabilities, revenues and expenses is consolidated.

Accounting framework for financial instruments in effect since November 1, 2006
On November 1, 2006, the Bank adopted the standards set out in the new sections of the CICA Handbook relating to financial instruments: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The comparative figures for the fiscal year ended October 31, 2006 presented in this Annual Report have not been restated, in accordance with specified transitional provisions, except for unrealized gains and losses on translating financial statements of self-sustaining foreign operations, net of hedging activities.

The critical accounting policies described below apply to the fiscal years ended October 31, 2007 and 2006. When a different accounting treatment applies to the fiscal year ended October 31, 2006, the accounting policy applicable to that year is indicated.

Classification and measurement of financial instruments
The new accounting framework for financial instruments requires that all financial assets and liabilities be classified based on their characteristics, Management's intention, or the choice of category in certain circumstances. On and after November 1, 2006, when they are initially recognized, all financial assets are classified as held for trading, held to maturity, available for sale or loans and receivables, while financial liabilities are classified as held for trading or not held for trading. To date, the Bank has not classified any financial asset as held to maturity.

When they are initially recognized, all financial assets and liabilities, including derivative financial instruments, are recorded at fair value in the Consolidated Balance Sheet. In subsequent periods, they are measured at fair value, except for items that are classified in the following categories, which are measured at amortized cost: loans and receivables and financial liabilities not held for trading purposes.

The standard also allows any financial asset or liability to be irrevocably designated as held for trading when it is first recognized ("fair value option"). Financial instruments accounted for under the fair value option are measured at fair value and any change in fair value is recorded in *Other income* in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

The Superintendent has issued guidelines limiting the circumstances under which this option may be used. The Bank may use this option in the following cases:

- If, consistent with a documented risk management strategy, using this option allows the Bank to eliminate or significantly reduce the measurement or recognition inconsistency of measuring financial assets or liabilities together on a different basis, and if the fair values are reliable; or
- If a group of financial assets and financial liabilities to which an instrument belongs is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information is provided on that basis to senior management, and if the fair values are reliable; or
- For hybrid financial instruments with one or more embedded derivatives which would significantly modify the cash flows of the financial instruments and which would otherwise be bifurcated and accounted for separately.

Establishing fair value

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged, in an arm's length transaction, between knowledgeable, willing parties who are under no compulsion to act.

The existence of published price quotations in an active market is the best evidence of fair value and, when they exist, the Bank uses them to measure the financial instruments. A financial instrument is regarded as quoted in an active market when quoted prices are readily and regularly available from an exchange, dealer, broker, industry group or pricing service and those prices reflect actual and regularly occurring market transactions on an arm's length basis. The fair value of a financial asset traded in an active market generally reflects the bid price and, that of a financial liability traded in an active market, the asking price. If a financial instrument's market is not active, its fair value is established using valuation techniques that make maximum use of observable market inputs. These valuation techniques include using available information concerning recent market transactions, discounted cash flow analysis, valuation models, and other valuation methods commonly used by market participants where it has been demonstrated that the technique provides reliable estimates.

In cases where the fair value is established using valuation models, the Bank makes assumptions about the amount, the timing of estimated future cash flows and the discount rates used. These assumptions are based primarily on factors observable in external markets, such as interest rate yield curves, volatility factors and credit risk.

Accumulated other comprehensive income

Since November 1, 2006, a separate line item, *Accumulated other comprehensive income*, has been presented in the Consolidated Balance Sheet under *Shareholders' equity*, net of income taxes. *Accumulated other comprehensive income* comprises unrealized gains and losses on available for sale financial assets, unrealized gains and losses on translating self-sustaining foreign operations, net of hedging activities, and the effective portion of changes in the fair value of cash flow hedging items.

In addition, in accordance with requirements, unrealized gains and losses on translating financial statements of self-sustaining foreign operations, net of hedging activities, which were previously presented as a separate item under *Shareholders' equity*, have been reclassified to *Accumulated other comprehensive income* for prior periods.

Translation of foreign currencies

Monetary assets and liabilities of the Bank and its integrated branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas non-monetary assets and liabilities are translated into Canadian dollars at historical rates. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates for the period. Translation gains and losses arising from operations in integrated branches and subsidiaries are recorded in *Other income* in the Consolidated Statement of Income, except for unrealized gains and losses on their available for sale financial assets, which are recorded in *Other comprehensive income*.

All assets and liabilities of self-sustaining foreign branches and subsidiaries denominated in foreign currencies are translated into Canadian dollars at the rate in effect on the balance sheet date, whereas revenues and expenses of such foreign operations are translated into Canadian dollars at average exchange rates for the period. Gains and losses on translating the financial statements of self-sustaining branches and subsidiaries, along with related hedge and tax effects, are presented in *Accumulated other comprehensive income* in the Consolidated Balance Sheet. An appropriate portion of these accumulated translation gains and losses is recognized in *Other income* in the Consolidated Statement of Income when there is a reduction in the net investment.

1 | Summary of Significant Accounting Policies (cont.)

Cash and deposits with financial institutions
Cash and deposits with financial institutions consist of cash and cash equivalents as well as amounts pledged. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions – including net receivables related to cheques and other items in the clearing process – as well as the net amount of cheques and other items in transit.

Available for sale financial assets
Since November 1, 2006, securities not classified as held for trading have been classified as securities available for sale. Prior to this date, substantially all of these securities were held, depending on Management's intentions, in the investment account. Certain negotiable certificates of deposit presented in *Deposits with financial institutions* in the Consolidated Balance Sheet were also classified as available for sale financial assets.

The Bank has opted to account for transactions on available for sale securities on the trade date and to capitalize any related transaction costs.

Since November 1, 2006, available for sale financial assets have been recognized at fair value, except for investments in equity instruments that do not have a quoted price in an active market and which are recognized at cost.

Unrealized gains and losses related to available for sale financial assets are recognized, net of income taxes, provided they are not hedged by derivative financial instruments in a fair value hedging relationship, in *Accumulated other comprehensive income*. In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to *Other income* in the Consolidated Statement of Income on the trade date.

The amortization of premiums and discounts under the effective interest method as well as dividend and interest income are recorded in *Interest income* in the Consolidated Statement of Income.

Available for sale financial assets are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Bank takes into account the duration and the materiality of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Bank's ability and intent to hold the investment until it recovers its fair value. For available for sale financial assets, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in *Other comprehensive income* is reclassified to *Other income* in the Consolidated Statement of Income.

As specified above, for the fiscal year ended October 31, 2006, substantially all securities available for sale were held in the investment account. Equity securities were stated at acquisition cost if the Bank did not exercise a significant influence over the investee, while debt securities were stated at unamortized acquisition cost. Gains or losses realized on disposal as well as losses in the event of impairment on these securities were presented in the Consolidated Statement of Income. Negotiable certificates of deposit were presented at cost after amortization in the Consolidated Balance Sheet.

Held for trading securities
Held for trading securities are generally purchased for sale in the near term. The Bank has opted to account for held for trading securities transactions on the settlement date in the Consolidated Balance Sheet. Changes in fair value between the trade date and the settlement date are included in *Other income* in the Consolidated Statement of Income. For the fiscal year ended October 31, 2006, these securities transactions were recognized on the trade date.

When they are initially recognized and in subsequent periods, held for trading securities are recorded at fair value and any transaction fees are included directly in the Consolidated Statement of Income. Realized and unrealized gains and losses on such securities are recorded as *Other income* in the Consolidated Statement of Income. Dividend and interest income are recorded in *Interest income*.

Securities purchased under reverse repurchase agreements and sold under repurchase agreements
The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. Reverse repurchase agreements and repurchase agreements are treated as guaranteed loans and borrowings and are recorded at cost after amortization using the effective interest method in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Loans

Loans, including transaction fees directly attributable to the granting of the loans, are recognized in the Consolidated Balance Sheet at cost after amortization calculated using the effective interest method (straight-line method for the fiscal year ended October 31, 2006).

A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. The loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is reduced to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are accounted for at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded under *Provision for credit losses*. For any subsequent change in their fair value, gains and losses are recognized under *Other income* in the Consolidated Statement of Income. Gains must not exceed losses of value recognized after the foreclosure date. Revenue generated by foreclosed assets as well as operating expenses are recorded in *Other income* under *Other* in the Consolidated Statement of Income.

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding this fair value is recorded under *Provision for credit losses* in the Consolidated Statement of Income. Subsequent to the date of foreclosure, these assets are recorded as premises and equipment and are subject to the related accounting rules.

Loan origination fees, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to *Interest income* over the term of the loan. Direct costs for originating a loan are netted against origination fees. If there is a reasonable expectation that a commitment will result in a loan, commitment fees receive the same accounting treatment: they are amortized to *Interest income* over the term of the loan. Otherwise, they are included in *Other income* over the term of the commitment. Loan syndication fees are recorded in *Other income*, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to *Interest income* over the term of the loan. Certain mortgage loan prepayment fees are recognized as *Lending fees* in the Consolidated Statement of Income when earned. Commissions, if any, are amortized under the effective interest method (2006: straight-line method).

Allowance for credit losses

The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. This allowance relates primarily to loans, but may also cover the credit risk associated with deposits with financial institutions, derivative financial instruments, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to the Consolidated Statement of Income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans that can be identified and for which impairment can be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are calculated by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

The general allowance allocated for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, delineated by loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios established through statistical analysis of loss migration over an economic cycle. The general allowance not allocated for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

1 | Summary of Significant Accounting Policies (cont.)

Asset securitization

The Bank securitizes residential mortgage loans, personal loans and credit card receivables by selling them to trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Control is deemed to be surrendered if, and only if, all of the following conditions are met:

- The transferred assets have been isolated from those of the Bank, even in bankruptcy or other receivership;
- The purchaser has the right to pledge or exchange the assets it received or, if the purchaser is a qualifying special-purpose entity ("QSPE") as defined in CICA Accounting Guideline No. 12, *Transfers of Receivables*, each investor in the QSPE has the right to sell or pledge its beneficial interests in the QSPE; and
- The Bank does not maintain effective control over the transferred assets.

If these conditions are not all met, the sale is deemed to be a secured borrowing, the assets remain on the Bank's Consolidated Balance Sheet and the proceeds are presented as a liability.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of subordinated certificates, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are included in *Securitization revenues* in the Consolidated Statement of Income. Gains and losses recognized on the sale of receivables are dependent in part on the allocation of the previous carrying amount of the receivables to the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, their initial and future fair values are determined primarily using the present value of expected future cash flows based on assumptions regarding credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved.

Since November 1, 2006, retained interests have been recorded at fair value and included in available for sale securities. Changes in fair value are recognized in *Other comprehensive income*. If there is objective evidence of an other-than-temporary impairment in fair value, the accumulated loss reflected in *Other comprehensive income* is reclassified to *Securitization revenues* in the Consolidated Statement of Income. For the fiscal year ended October 31, 2006, the retained interests were recorded at cost and included in *Investment account securities*. Any other-than-temporary impairment in retained interests was recognized in *Securitization revenues* in the Consolidated Statement of Income.

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized in the Consolidated Balance Sheet and amortized to the Consolidated Statement of Income over the term of the transferred assets. This servicing liability is presented in *Other liabilities* in the Consolidated Balance Sheet.

Acceptances and customers' liability under acceptances

The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse against customers is recorded as an equivalent offsetting asset. These financial instruments are recorded at cost in the Consolidated Balance Sheet. Fees are recorded in *Other income* in the Consolidated Statement of Income.

Premises and equipment

Buildings, equipment and furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) Straight-line
(b) Diminishing balance
(c) Over the lease term plus the first renewal option

Goodwill and other intangible assets

The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. This goodwill is tested for impairment annually, or more frequently if changes in circumstances indicate that the asset might be impaired, to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to the Consolidated Statement of Income for the period during which the impairment has been determined.

1 | Summary of Significant Accounting Policies (cont.)

The other intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets. They are mainly composed of management contracts and are recorded at fair value at the time of acquisition. Since most of these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists in comparing the fair value of the asset with its carrying value. Any excess of the carrying value over the fair value is charged to the Consolidated Statement of Income for the period during which the impairment is determined. Certain other intangible assets with finite useful lives are amortized over their useful lives, which generally do not exceed eight years. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the recoverable value is charged to the Consolidated Statement of Income.

Obligations related to securities sold short

These financial liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded at fair value and presented as liabilities in the Consolidated Balance Sheet. Realized and unrealized gains and losses are recognized in *Other Income* in the Consolidated Statement of Income.

Income taxes

The Bank provides for income taxes under the asset and liability method. It determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, in accordance with income tax laws and income tax rates enacted or substantively enacted on the date the differences will reverse. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of *Retained earnings* of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments

In the normal course of business, the Bank uses derivative financial instruments for trading and asset/liability management purposes.

Since November 1, 2006, all derivative financial instruments, including embedded derivatives that must be bifurcated, have been recorded at fair value in the Consolidated Balance Sheet. Derivative financial instruments with a positive fair value are included in assets and derivative financial instruments with a negative fair value are included in liabilities in the Consolidated Balance Sheet.

The main derivative financial instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forwards, options and swaps.

Embedded derivative financial instruments

An embedded derivative financial instrument is a component of a financial instrument or another contract, the characteristics of which are similar to those of a derivative. Taken together, the financial instrument or contract is considered to be a hybrid instrument comprising a host contract and an embedded derivative.

Since November 1, 2006, the accounting framework has required that embedded derivatives be bifurcated and accounted for separately if, and only if, the following three conditions are met: the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, the embedded derivative is a separate instrument that meets the definition of a derivative, and the hybrid contract is not recorded at fair value. Prior to the adoption of the new standards, embedded derivative financial instruments were not accounted for separately from the host contract, except for derivatives embedded in equity-linked deposit contracts covered by Accounting Guideline No. 17, *Equity-Linked Deposit Contracts*.

Embedded derivative financial instruments that must be accounted for separately from the host contract are recognized at fair value. Realized and unrealized gains and losses are recorded in *Other Income* in the Consolidated Statement of Income.

The Bank selected November 1, 2002 as its transition date for the recognition of embedded derivatives.

Trading derivative financial instruments

Derivative financial instruments used by the Bank to accommodate the needs of clients and enable it to generate income from its trading activities are recognized at fair value. Realized and unrealized gains and losses on trading activities are recorded in *Other income* in the Consolidated Statement of Income.

1 | Summary of Significant Accounting Policies (cont.)

Hedging derivative financial instruments

The Bank uses derivative financial instruments to manage its exposure to interest rate risk, foreign exchange risk and credit risk, as well as other market risks. Section 3865 of the CICA Handbook, which took effect on November 1, 2006, specifies when and how hedge accounting may be applied. All derivative financial instruments used as hedges are recognized at fair value in the Consolidated Balance Sheet. Before November 1, 2006, derivative financial instruments that met the criteria for hedge accounting were recorded on an accrual basis.

Hedge accounting

Policy

The purpose of hedging transactions is to modify the Bank's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods.

Documentation

At the inception of the hedging relationship, the Bank designates and formally documents all hedging relationships, detailing the risk management objective and strategy for establishing the relationship. The documentation identifies the specific asset, liability or cash flows being hedged, the related hedging item, the nature of the specific risk exposure or exposures being hedged, the intended term of the hedging relationship, the method for assessing the effectiveness of the hedging relationship and the accounting method. Both at the inception of the hedging relationship and throughout its term, the Bank ensures that the hedging relationship will be effective and consistent with its originally documented risk management objective and strategy. Since November 1, 2006, when hedge accounting has been appropriate, the hedging relationship has been designated as a fair value hedge, a cash flow hedge or a foreign exchange hedge of a net investment in a self-sustaining foreign operation.

Fair value hedge

In a fair value hedge, the Bank mainly uses interest rate swaps to hedge changes in the fair value of a hedged item. The carrying value of the hedged item is adjusted based on the effective portion of the gains or losses attributable to the hedged risk, which are recognized in the Consolidated Statement of Income, as is the change in the fair value of the hedging item. The resulting ineffective portion is included in *Other income* in the Consolidated Statement of Income.

Hedge accounting is discontinued prospectively if the hedging relationship no longer qualifies as an effective hedge or if the hedging item is settled. The hedged item is no longer adjusted to reflect changes in fair value. Amounts previously recorded as cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are amortized using the effective interest method and recognized in the Consolidated Statement of Income over the remaining useful life of the hedged item. Hedge accounting is also discontinued if the hedged item is sold or terminated before maturity. In such a situation, the cumulative adjustments to the effective portion of gains and losses attributable to the hedged risk are immediately recorded in the Consolidated Statement of Income.

Cash flow hedge

In a cash flow hedge, the Bank mainly uses interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. The effective portion of changes in fair value of the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

The amounts recorded in *Accumulated other comprehensive income* with respect to cash flow hedges are reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item is recognized.

When the derivative financial instrument no longer satisfies the conditions of effective hedging, hedge accounting ceases to be prospectively applied. The amounts previously recorded in *Accumulated other comprehensive income* will be reclassified to the Consolidated Statement of Income in the period or periods during which the hedged item is recognized.

Hedge of a net investment in a self-sustaining foreign operation

Financial instruments denominated in foreign currencies are used to hedge the foreign exchange risk related to investments made in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. The effective portion of the gains and losses on the hedging item is recorded in *Accumulated other comprehensive income* and the ineffective portion in *Other income* in the Consolidated Statement of Income.

As at October 31 (millions of dollars)

1 | Summary of Significant Accounting Policies (cont.)

Discontinuance of hedging relationships for the fiscal year ended October 31, 2006
For the fiscal year ended October 31, 2006, in instances when hedge accounting was discontinued, realized and unrealized gains and losses on terminated derivative financial instruments or derivative financial instruments that ceased to be effective before they expired were presented with assets or liabilities in the Consolidated Balance Sheet and recognized in *Other income* in the Consolidated Statement of Income in the period during which the underlying hedged item was recognized. If the derivative financial instrument once again qualified for hedge accounting, any fair value already presented in the Consolidated Balance Sheet was amortized to *Other income* over the remaining term of the hedged item. If a designated hedged item was sold, was terminated or expired before the related derivative financial intrument expired, any realized or unrealized gain or loss on the derivative financial instrument was recognized in *Other income* in the Consolidated Statement of Income.

Offsetting of financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the Consolidated Balance Sheet when the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Guarantees
CICA Accounting Guideline No. 14 entitled *Disclosure of Guarantees* (AcG-14) defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the guarantor, or provision of services) to the beneficiary due to (a) changes in an interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement, or (c) failure of a third party to pay its indebtedness when due.

Since November 1, 2006, liabilities have been recorded for the fair value of the obligation assumed at the inception of guarantees that satisfy the definition in AcG-14. No subsequent remeasurement at fair value is required, unless the financial guarantee is considered a derivative financial instrument.

Insurance revenues and expenses
Premiums less claims and changes in actuarial liabilities are reflected in *Other income* in the Consolidated Statement of Income. For the fiscal year ended October 31, 2006, gains and losses realized on the disposal of securities were recognized in the Consolidated Balance Sheet and amortized at a rate of 15% per year. The amortization was included in *Other income* in the Consolidated Statement of Income.

Assets under administration and assets under management
The Bank administers and manages assets that are owned by clients but which are not reflected in the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in *Other income* in the Consolidated Statement of Income as the services are provided.

Employee future benefits
The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include healthcare, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension obligations and the post-retirement benefit obligation is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns on plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value, while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period.

1 | Summary of Significant Accounting Policies (cont.)

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization over the average remaining service lives of employees of actuarial gains and losses; and the amounts resulting from changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in *Other assets* in the Consolidated Balance Sheet, while the cumulative cost of post-retirement benefits, net of disbursements, is recognized in *Other liabilities*.

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the net actuarial gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 8 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans
The Bank has several stock-based compensation plans: the Stock Option Plan, the Stock Appreciation Rights (SAR) Plan, the Deferred Stock Unit (DSU) Plan, the Restricted Stock Unit (RSU) Plan, the Deferred Compensation Plan of National Bank Financial and the Employee Share Ownership Plan.

The Bank has used the fair value based method to account for stock options awarded under its stock option plan since November 1, 2002. The fair value of the stock options is estimated on the award date using the Black-Scholes model. This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in *Salaries and staff benefits* and *Contributed surplus*. When the options are exercised, the *Contributed surplus* is credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet. The proceeds received from the employees when these options are exercised are also credited to *Shareholders' equity – Common shares* in the Consolidated Balance Sheet.

SARs are recorded at intrinsic value by measuring, on an ongoing basis and until the SARs are exercised, the excess of the price of the Bank's common stock over the exercise price of the option. The obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and the corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. When a SAR is exercised, the Bank makes a cash payment equal to the increase in the stock price since the date of the award.

The obligation that results from the award of a DSU and RSU is generally recognized in income on a straight-line basis over the vesting period, and a corresponding amount is included in *Other liabilities* in the Consolidated Balance Sheet. The change in the obligation attributable to variations in the stock price and dividends paid on common shares for these plans is recognized in *Salaries and staff benefits* in the Consolidated Statement of Income for the period in which the variations occur. On the redemption date, the Bank makes a cash payment equal to the value of the common shares on that date.

The Bank uses derivative financial instruments to hedge the risks associated with some of these plans. The compensation expense for these plans, net of related hedges, is recognized in the Consolidated Statement of Income.

The Bank's contributions to the Employee Share Ownership Plan are expensed as incurred.

Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in fiscal 2007.

As at October 31 (millions of dollars)

2 | Changes in Accounting Policies

2a. Recent Accounting Standards Adopted

Financial Instruments
On November 1, 2006, the Bank adopted the standards set out in the new sections of the CICA Handbook relating to financial instruments: Section 1530, *Comprehensive Income*; Section 3855, *Financial Instruments – Recognition and Measurement*; and Section 3865, *Hedges*. The corresponding figures for the year ended October 31, 2006 have not been restated, in accordance with the relevant transitional provisions, except for unrealized gains or losses on translating financial statements of self-sustaining foreign operations, net of hedging activities. These accounting standards are described in detail in Note 1.

As at November 1, 2006, the Bank recognized all of its financial assets and liabilities in the Consolidated Balance Sheet according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of *Retained earnings* at that date or as an adjustment to the balance of *Accumulated other comprehensive income*, net of income taxes.

The items recognized as an adjustment to the opening balance of *Retained earnings*, net of income taxes, totalled $2 million.

The items recognized as an adjustment to *Accumulated other comprehensive income*, net of income taxes, are:
- reclassification of the net unrealized loss on translating financial statements of self-sustaining foreign operations, net of hedge transactions, in the amount of $92 million, which was previously presented as a separate item in *Shareholders' equity*;
- net unrealized gain on available for sale securities in the amount of $28 million; and
- net loss on derivative financial instruments designated as cash flow hedges in the amount of $7 million.

During the year ended October 31, 2007, the Bank opted to record, effective November 1, 2006, transactions on held for trading securities on the settlement date.

The Consolidated Statement of Comprehensive Income was added to the Bank's consolidated financial statements. *Comprehensive income* consists of *Net income* plus *Other comprehensive income*. In addition to unrealized gains and losses on available for sale financial assets, *Other comprehensive income* comprises the unrealized gains or losses on translating financial statements of self-sustaining foreign operations, net of hedge transactions, and the effective portion of changes in the fair value of cash flow hedging instruments. *Accumulated other comprehensive income* is presented separately in *Shareholders' equity* in the Consolidated Balance Sheet.

Stock-based compensation
On November 1, 2006, the Bank adopted the accounting treatment set out in Abstract No. 162 entitled *Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date* (EIC-162) issued by the Emerging Issues Committee of the CICA. EIC-162 specifies that the compensation cost attributable to stock-based awards granted to employees who are eligible to retire at the grant date should be recognized immediately and that the compensation cost attributable to stock-based awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date of retirement eligibility. Previously, the Bank amortized this cost over the vesting period. The Bank has not restated its prior-period consolidated financial statements to take this change into account because the impact is not material.

2b. Recent Accounting Standards Pending Adoption

Capital disclosures and financial instruments – disclosures and presentation
In December 2006, the CICA published three new accounting standards: Section 1535 *Capital Disclosures*; Section 3862 *Financial Instruments – Disclosures*; and Section 3863 *Financial Instruments – Presentation*. These new standards will apply to the Bank effective November 1, 2007.

Section 1535 establishes disclosure requirements concerning:
- an entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- the consequences of non-compliance with such capital requirements.

As at October 31 (millions of dollars)

2 | Changes in Accounting Policies (cont.)

Sections 3862 and 3863 consist of a comprehensive series of disclosure requirements and presentation rules applicable to financial instruments. They revise and enhance the disclosure requirements set out in Section 3861 *Financial Instruments – Disclosure and Presentation* and carry forward unchanged the presentation requirements of Section 3861.

Section 3862 establishes disclosure requirements that enable users of financial statements to evaluate:
• the significance of financial instruments for an entity's financial position and performance; and
• the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

Accounting changes
In July 2006, the CICA published a new version of Section 1506, *Accounting Changes*. The new standard will apply to the Bank effective November 1, 2007.

The standard specifies that an entity must change an accounting policy only if the change is required by GAAP or in order for the financial statements to provide more relevant information. An entity must account for a change in accounting policy resulting from the application of GAAP in accordance with the specific transitional provisions of the standard, if any. If the standard does not provide for specific transitional provisions applicable to that change or if the entity decides to change an accounting policy voluntarily, the change must be applied retrospectively and prior periods adjusted, unless it is impossible to determine the period-specific effects or the cumulative effect of the change.

The standard requires the disclosure of information about changes in accounting estimates during the current period and, unless it is impossible to estimate, for future periods. According to the standard, the entity must disclose that an error has occurred and the period in which it occurred. In this case, the financial statements are restated.

Furthermore, the standard requires that when a new standard has been issued but is not yet effective, this fact be disclosed along with the expected impact of initial application on the financial statements.

3 | Available for Sale Financial Assets

Financial assets classified as available for sale comprise securities and certain negotiable certificates of deposit as follows:

	Term to maturity					
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	2007 Total
Securities issued and guaranteed by						
Canada	1,058	2,900	70	28	–	4,056
Provinces	500	96	122	26	–	744
Municipalities and school boards	–	–	1	–	–	1
U.S. Treasury and other U.S. agencies	9	–	–	70	–	79
Other debt securities	1,578	382	127	1	182	2,270
Equity securities	56	132	7	15	1,082	1,292
Total available for sale securities	3,201	3,510	327	140	1,264	8,442
Other available for sale financial assets	836	–	–	–	–	836
Total available for sale financial assets	4,037	3,510	327	140	1,264	9,278

As at October 31 (millions of dollars)

3 | Available for Sale Financial Assets (cont.)

Gross unrealized gains (losses) on available for sale financial assets are presented in the table below.

				2007
	Cost or unamortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Securities issued or guaranteed by				
Canada	4,071	2	(17)	4,056
Provinces	743	2	(1)	744
Municipalities and school boards	1	-	-	1
U.S. Treasury and other U.S. agencies	79	-	-	79
Other debt securities	2,272	4	(6)	2,270
Equity securities	1,174	168	(50)	1,292
Total available for sale securities	8,340	176	(74)	8,442
Other available for sale financial assets	836	-	-	836
Total available for sale financial assets	9,176	176	(74)	9,278

Financial assets classified as available for sale are measured periodically to determine whether there is objective evidence of an other-than-temporary impairment in value. Gross unrealized losses on equity securities are mainly caused by market price fluctuations or foreign exchange movements. The Bank has the ability and intent to hold these securities for a period of time sufficient to allow for any recovery of their fair value. As at October 31, 2007, the Bank concluded that the gross unrealized losses were temporary.

Asset-backed commercial paper

On August 20, 2007, the Bank announced a number of measures to relieve its clients from the uncertainties related to the liquidity problem in the asset-backed commercial paper (ABCP) market. During the fourth quarter of 2007, the Bank purchased $2,138 million of ABCP, issued by 26 trusts, including $1,084 million from mutual funds and $559 million from pooled funds administered by the Bank, as well as the ABCP held by its individual retail clients and certain other clients. This amount is in addition to the $156 million of ABCP already held by the Bank. As at October 31, 2007, once adjusted, the carrying value of this ABCP owned by the Bank was $1,719 million. The carrying value of this ABCP classified in *Available for sale securities* was $1,606 million and an amount of $113 million was classified in *Held for trading securities*.

During the fourth quarter of 2007, the Bank adjusted the carrying value of the ABCP it owned due to impairment in the value of some of the underlying assets, the significant reduction in liquidity of the commercial paper and the uncertain nature of the terms and conditions of the restructuring proposals of the ABCP conduits. A charge of $575 million was recognized in the Consolidated Statement of Income, specifically $42 million under *Trading revenues* (Financial Markets segment) and $533 million under *Gains (losses) on available for sale securities* (under the *Other* heading of segment results). This charge represents Management's best estimate of impairment within a reasonable range of possible write-downs.

The deterioration in global credit markets, prolonged illiquidity, reduced price transparency in underlying assets, increased market volatility and a significantly weaker U.S. housing market all contributed to the turmoil in the Canadian ABCP market. Determining the fair value of the ABCP is complex and involves an extensive process that includes the use of quantitative modeling and relevant assumptions. Whenever available, observable market inputs for comparable underlying securities, from independent pricing sources, were used to assess the fair value of each class of assets in the trusts.

The Bank's valuation was based on its assessment of then-prevailing conditions, which may change in subsequent periods. Possible changes that could have a material effect on the future value of the ABCP include (1) changes in the value of the underlying assets, (2) developments related to the liquidity of the ABCP market, (3) the outcome of the restructuring of the conduits and (4) a change in economic conditions in North America.

As at October 31 (millions of dollars)

3 | Available for Sale Financial Assets (cont.)

Available for sale securities presented at cost

The Bank holds equity securities such as mutual fund units and other securities that are classified as available for sale but must be presented at cost because they are not traded in an active market. These available for sale securities presented at cost in the Consolidated Balance Sheet totalled $403 million. Some of these securities had a fair value that could be estimated. The difference between the estimated fair value and the cost of these securities totalled $45 million. Some available for sale securities presented at cost were sold during the year. When they were sold, their carrying value was $5 million and the Bank recognized a $54 million gain on their sale.

Investment account securities as at October 31, 2006

Until October 31, 2006, securities held in the investment account were presented at cost or amortized cost in the Consolidated Balance Sheet. As at October 31, 2006, gross unrealized gains (losses) on these securities were as follows:

				2006
	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by				
Canada	2,420	12	(9)	2,423
Provinces	1,020	5	-	1,025
U.S. Treasury and other U.S. agencies	962	-	(9)	953
Other debt securities	1,109	4	(5)	1,108
Equity securities	1,303	185	(57)	1,431
Total investment account	6,814	206	(80)	6,940

4 | Held for Trading Securities

Held for trading securities are as follows:

						2007	2006
	Term to maturity						
	Within 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	Total	Total
Securities issued or guaranteed by							
Canada	1,619	2,256	1,056	665	-	5,596	9,412
Provinces	709	2,439	1,780	622	-	5,550	5,746
Municipalities and school boards	59	152	204	37	-	452	436
Other debt securities	3,882	1,043	1,369	200	-	6,494	8,130
Equity securities	5	-	1	3	12,727	12,736	8,140
Total held for trading securities	6,274	5,890	4,410	1,527	12,727	30,828	31,864

As at October 31 (millions of dollars)

5 | Loans and Impaired Loans

Loans

					2007	2006
	Term to maturity[1]					
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total gross amount	Total gross amount
Residential mortgage	7,549	2,430	4,819	1,097	15,895	15,385
Personal and credit card	11,870	638	539	69	13,116	11,319
Business and government	13,593	770	1,657	3,357	19,377	20,667
	33,012	3,838	7,015	4,523	48,388	47,371

(1) Based on the earlier of the contractual repricing date or maturity

Impaired Loans

		2007				2006
		Impaired loans				Impaired loans
	Gross	Specific allowances	Net balance	Gross	Specific allowances	Net balance
Residential mortgage	20	1	19	13	2	11
Personal	36	12	24	36	16	20
Business and government	193	107	86	185	100	85
	249	120	129	234	118	116
General allowance[2]			(308)			(308)
Impaired loans, net of specific and general allowances			(179)			(192)

(2) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

6 | Allowance for Credit Losses

The changes made to allowances during the fiscal years were as follows:

			2007			2006
	Specific allowances	General allowance	Total	Specific allowances	General allowance	Total
Allowances at beginning	118	308	426	143	308	451
Provision for credit losses	103	-	103	77	-	77
Write-offs	(154)	-	(154)	(166)	-	(166)
Recoveries	53	-	53	64	-	64
Allowances at end	120	308	428	118	308	426

As at October 31 (millions of dollars)

7 | Transfers of Receivables

Asset securitization

New securitization activities

Insured mortgage loans

The Bank securitizes insured residential mortgage loans by creating mortgage-backed securities. The pre-tax gain or loss from securitization transactions, net of transaction fees, is recognized in the Consolidated Statement of Income under *Securitization revenues*.

	2007	2006
Net cash proceeds	2,770	2,180
Retained interests	72	63
Retained servicing liability	(15)	(13)
	2,827	2,230
Receivables securitized and sold	2,803[1]	2,200
Gain before income taxes, net of transaction fees	24	30
Mortgage-backed securities created and retained included in *Securities available for sale* (2006: Investment account)	74	674

(1) Includes $38 million in receivables securitized in previous fiscal years

Repurchase and maturity

Mortgage loans – other

During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust. The Bank terminated this program in July 2007 by repurchasing the $86 million in outstanding loans, which represented less than 10% of the initial portfolio.

Personal loans

The Bank used to sell fixed-rate personal loans on a revolving basis to a trust. The two remaining series of notes, totalling $309 million, matured in July 2007. No new series were issued and the structure was closed in 2007.

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2007 and 2006 were as follows:

	Insured mortgage loans				Credit card receivables		Personal loans	
	2007		2006		2007	2006	2007	2006
	Variable	Fixed	Variable	Fixed				
Weighted average term (months)	25.8	31.6	30.5	30.1	-	-	-	14.3
Payment rate (per month)	-	-	-	-	24.9%	31.9%	-	-
Prepayment rate	20.0%	18.2%	20.0%	20.0%	-	-	30.0%	30.0%
Excess spread, net of credit losses	1.1%	1.1%	1.9%	1.1%	10.7%	9.9%	1.3%	1.3%
Expected credit losses	-	-	-	-	3.7%	3.8%	1.7%	1.7%
Discount rate	4.6%	4.3%	4.2%	4.1%	17.0%	17.0%	17.0%	17.0%

The static pool credit loss ratio for securitized credit card receivables as at October 31, 2007 was 1.18% (1.14% in 2006). It is calculated by dividing actual and projected credit losses by the original balance of the receivables securitized. Static pool credit losses are not applicable to insured mortgage loans.

As at October 31 (millions of dollars)

7 | Transfers of Receivables (cont.)

Summary of securitized assets

	2007			2006		
	Securitized assets	Past due[1]	Net credit losses	Securitized assets	Past due[1]	Net credit losses
Mortgage loans						
– insured[2]	6,624	–	–	5,639	–	–
– other[3]	–	–	–	122	–	–
Credit card receivables	1,200	8	44	1,200	7	45
Personal loans	–	–	1	125[4]	1	3
Total	7,824	8	45	7,086	8	48

(1) Receivables and loans that are more than 90 days past due but are not considered impaired
(2) Includes $662 million of mortgage-backed securities created and unsold in 2007 (2006: $836 million). These securities are presented under *Securities available for sale* (2006: Investment account) in the Consolidated Balance Sheet.
(3) During fiscal 2000, the Bank sold uninsured mortgage loans on properties with five or more housing units to a trust. The Bank terminated this program in July 2007.
(4) The trust that held personal loans also held $60 million of mortgage-backed securities created by the Bank in 2006.

Impact of securitization activities on certain items in the Consolidated Statement of Income

Securitization revenues

	Gains on sale of assets		Servicing revenues		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Mortgage loans								
– insured	24	30	15	13	–	–	39	43
– other	–	–	–	–	1	2	1	2
Credit card receivables[1]	89	67	20	17	30	41	139	125
Personal loans[1]	–	–	–	1	–	4	–	5
Total	113	97	35	31	31	47	179	175

(1) Revolving securitization transactions

Impact of securitization activities on certain items in the Consolidated Balance Sheet

	Available for sale securities[1]				Other liabilities	
	Retained interests		Cash deposits at a trust[2]		Servicing liability	
	2007	2006	2007	2006	2007	2006
Mortgage loans						
– insured	139	127	–	–	27	22
– other	–	–	–	20	–	–
Credit card receivables	40	29	2	2	8	6
Personal loans	–	1	–	12	–	1
Total	179	157	2	34	35	29

(1) 2006: Investment account
(2) Cash deposits can only be used when revenues collected on loans are insufficient to pay interest owing to investors.

As at October 31 (millions of dollars)

7 | Transfers of Receivables (cont.)

Cash flows from securitization activities

	Insured mortgage loans				Other mortgage loans		Credit card receivables		Personal loans	
	2007		2006		2007	2006	2007	2006	2007	2006
	Variable rate	Fixed rate	Variable rate	Fixed rate						
Proceeds from new securitizations	423	2,347	192	1,988	-	-	-	-	-	-
Proceeds collected and reinvested in revolving securitizations	-	-	-	-	-	-	3,608	3,508	45	167
Cash flows from retained interests in securitizations	4	79	-	71	-	-	129	126	-	6
Loan redemptions	-	-	-	-	(86)	-	-	-	(15)	-

Sensitivity of key assumptions to adverse changes

As at October 31, the sensitivity of the current fair value of retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

	Insured mortgage loans				Credit card receivables		Personal loans
	2007		2006		2007	2006	2006
	Variable rate	Fixed rate	Variable rate	Fixed rate			
Prepayment rate	20.0%	19.3%	20.0%	20.0%	25.1%	31.9%	30.0%
Impact on fair value of 10% adverse change	$(0.4)	$(3.6)	$(0.3)	$(3.7)	$(2.9)	$(2.5)	-
Impact on fair value of 20% adverse change	$(0.8)	$(7.1)	$(0.6)	$(7.3)	$(5.3)	$(4.6)	-
Excess spread, net of credit losses	1.2%	1.3%	1.9%	1.4%	10.7%	9.9%	1.3%
Impact on fair value of 10% adverse change	$(1.3)	$(12.3)	$(0.8)	$(11.9)	$(4.1)	$(2.8)	$(0.1)
Impact on fair value of 20% adverse change	$(2.6)	$(24.5)	$(1.6)	$(23.8)	$(8.1)	$(5.7)	$(0.2)
Expected credit losses	-	-	-	-	3.7%	3.8%	1.7%
Impact on fair value of 10% adverse change	-	-	-	-	$(1.4)	$(1.1)	$(0.1)
Impact on fair value of 20% adverse change	-	-	-	-	$(2.8)	$(2.2)	$(0.2)
Discount rate	4.5%	4.0%	4.2%	3.9%	17.0%	17.0%	17.0%
Impact on fair value of 10% adverse change	$(0.1)	$(0.6)	$(0.1)	$(0.6)	$(0.2)	$(0.1)	-
Impact on fair value of 20% adverse change	$(0.1)	$(1.2)	$(0.1)	$(1.1)	$(0.4)	$(0.2)	-

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

As at October 31 (millions of dollars)

7 | Transfers of Receivables (cont.)

Other transfers
The Bank sells insured and uninsured mortgage loans to a mutual fund administered by the Bank. The pre-tax gain or loss is recorded in *Other income* in the Consolidated Statement of Income. The total outstanding amount of insured and uninsured mortgage loans sold to this mutual fund was $437 million as at October 31, 2007 (2006: $518 million). The table below summarizes the other transfers carried out by the Bank:

	2007	2006
Net cash proceeds	100	141
Insured and uninsured mortgage loans sold	100	140
Gain before income taxes	-	1

8 | Variable Interest Entities

The VIEs where the Bank holds a significant variable interest but is not the primary beneficiary as defined in AcG-15 are described below. The Bank's maximum exposure to loss resulting from these variable interests consists primarily of investments in these entities, the fair value of the derivative contracts entered into with them and the backstop liquidity facility granted to one of them.

Securitization entity for the Bank's assets
The Bank carries out transactions in which certain assets are sold to an entity that finances their purchase by issuing term bonds. This entity is a qualifying special-purpose entity under CICA Accounting Guideline No. 12, *Transfers of Receivables*, and is therefore exempt from the consolidation requirements under AcG-15. Asset securitization transactions for the fiscal year ended October 31, 2007 and 2006 are described in Note 7 to the consolidated financial statements.

Multi-seller conduit
The Bank administers a multi-seller conduit that purchases financial assets from clients and finances those purchases by issuing asset-backed commercial paper. Clients use this multi-seller conduit to diversify their funding sources and reduce funding costs, while continuing to manage the respective financial assets and providing some amount of first-loss protection. The Bank acts as a financial agent and trustee and provides administrative and transaction structuring services to this conduit. During the fiscal year ended October 31, 2007, the Bank purchased commercial paper issued by the conduit. The Bank does not provide any credit protection, but it does provide a backstop liquidity facility under the commercial paper program. This backstop liquidity facility is presented and described in Note 22 to the consolidated financial statements. The Bank holds a variable interest in this conduit through its participation in the commercial paper program, the backstop liquidity facility provided and its rights to collect fees as financial agent and administrator. However, the Bank is not required to consolidate this conduit under AcG-15 because it does not have to absorb the majority of the conduit's expected losses, receive the majority of its expected residual returns, or both. In order to meet the needs of investors, the Bank has concluded derivative contracts with this conduit, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of the conduit were $892 million as at October 31, 2007 ($683 million as at October 31, 2006).

Structured finance entities
The Bank also acts as a financial agent and administrator for three trusts. These trusts issue and sell fixed and adjustable rate debt securities backed by mortgage-backed securities, asset-backed securities, structured financial securities, synthetic corporate exposures and other securities. During fiscal 2007, the Bank purchased debt securities issued by these trusts. The Bank holds variable interests in these trusts through its participation in the debt securities and its rights to collect fees as financial agent and administrator. However, the Bank is not the primary beneficiary of these trusts and is therefore not required to consolidate them under AcG-15. The Bank concluded derivative contracts with some of these trusts, the fair value of which is presented on the Bank's Consolidated Balance Sheet. The total assets of these entities were $4.2 billion as at October 31, 2007 ($4.2 billion as at October 31, 2006).

Investment funds
As part of its investment banking operations, the Bank invests in several limited liability partnerships and incorporated entities. These investment companies in turn invest in operating companies with a view to reselling these investments at a profit over the medium or long term. The Bank does not intervene in the operations of these entities; its only role is that of investor. The Bank is not required to consolidate these entities under AcG-15 as it does not absorb the majority of their expected losses, receive the majority of their expected residual returns, or both. As at October 31, 2007, the recorded value of the Bank's total investment was $170 million ($90 million as at October 31, 2006). The total assets of all these entities amounted to $1.7 billion ($1.2 billion as at October 31, 2006). Moreover, the Bank has commitments to invest in these entities. These commitments are disclosed in Note 22 to the consolidated financial statements.

As at October 31 (millions of dollars)

9 | Premises and Equipment

			2007			2006
	Cost	Accumulated amortization	Net carrying value	Cost	Accumulated amortization	Net carrying value
Land	17	-	17	17	-	17
Buildings	183	95	88	189	94	95
Equipment and furniture	733	517	216	638	473	165
Leasehold improvements	394	289	105	372	264	108
	1,327	901	426	1,216	831	385
Amortization for the year			78			69

10 | Goodwill and Other Intangible Assets

The Bank performs an annual impairment test of goodwill and other intangible assets with indefinite lives. No impairment loss was recorded for 2006.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2005	49	421	192	662
Acquisition of Credigy Ltd.	-	-	21	21
Balance as at October 31, 2006	49	421	213	683
Increase in the interest in Credigy Ltd. (Note 29)	-	-	2	2
Increase in the interest in Asset Management Finance Corporation (Note 29)	-	-	19	19
Other	-	-	(1)	(1)
Balance as at October 31, 2007	49	421	233	703

Other intangible assets comprise the following:

				2007	2006
	Cost	Impairment charge[2]	Accumulated amortization	Net carrying value	Net carrying value
Trademarks[1]	11	-	-	11	11
Management contracts[1]	160	6	-	154	160
Other	16	-	12	4	6
Total	187	6	12	169	177

(1) Not subject to amortization

(2) Following the results of the impairment test, a charge was recorded for impairment of an intangible asset.

As at October 31 (millions of dollars)

11 | Other Assets

	2007	2006
Interest and dividends receivable	419	367
Prepaid expenses and deferred amounts	268	109
Future income tax assets (Note 20)	91	138
Due from clients, dealers and brokers	4,775	3,948
Investments in companies subject to significant influence	180	151
Accrued benefit asset (Note 17)	340	344
Other	222	411
	6,295	5,468

12 | Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	2007 Total	2006 Total
Personal	2,834	12,298	15,083	30,215	29,092
Business and government	6,294	6,756	20,747	33,797	33,998
Deposit-taking institutions	238	19	6,304	6,561	8,602
Deposit from NBC Capital Trust	-	-	225	225	225
	9,366	19,073	42,359	70,798	71,917

					2007	2006
	Term to maturity					
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total	Total
Payable on demand and payable after notice						
Personal	10,162	3,485	1,485	-	15,132	14,468
Other	10,831	314	558	1,604	13,307	17,309
Total	20,993	3,799	2,043	1,604	28,439	31,777
Payable on a fixed date						
Personal	8,248	3,244	3,566	25	15,083	14,624
Other	23,244	506	1,663	1,863	27,276	25,516
Total	31,492	3,750	5,229	1,888	42,359	40,140
Total	52,485	7,549	7,272	3,492	70,798	71,917

Deposit from NBC Capital Trust

On June 15, 2006, NBC Capital Trust (the "Trust"), an open-end trust established under the laws of the Province of Ontario, issued 225,000 transferable non-voting trust units called Trust Capital Securities-Series 1, or NBC CapS-Series 1. The gross proceeds from the offering of $225 million were used by the Trust to acquire a deposit note from the Bank.

The deposit note bears interest at a fixed annual rate of 5.329% payable semi-annually in arrears up to June 30, 2016 and thereafter at a fixed annual rate equal to the acceptance rate plus 1.50%. The deposit note, which will mature on June 30, 2056, may be redeemed, on or after June 30, 2011, at the option of the Bank, without the consent of the Trust, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of predetermined regulatory or tax events. If the Bank redeems the deposit note, in whole or in part, the Trust will be required to redeem a corresponding amount of NBC CapS-Series 1.

Each $1,000 of principal amount of the deposit note is convertible at any time into 40 First Preferred Shares, Series 17 of the Bank at the option of the Trust. The Trust will exercise this conversion right in circumstances in which holders of NBC CapS-Series 1 exercise their exchange rights.

As at October 31 (millions of dollars)

12 | Deposits (cont.)

Failure by the Bank to make payments or to satisfy its other obligations under the deposit note will not entitle the Trust to accelerate payment of the deposit note.

The Trust is a variable interest entity as defined in AcG-15. Although the Bank owns the equity and voting control of the Trust, the Bank does not consolidate the Trust because the Bank is not the primary beneficiary; therefore, NBC CapS-Series 1 issued by the Trust are not reported on the Bank's Consolidated Balance Sheet, but the deposit note is reported under *Deposits*.

The non-cumulative cash distribution per NBC CapS-Series 1 will be $26.645 (representing an annual yield of 5.329% of the $1,000 initial issue price); it will be paid by the Trust semi-annually from December 31, 2006 to and including June 30, 2016, and thereafter, will be determined by multiplying $1,000 by half of the sum of the applicable acceptance rate plus 1.50%. No cash distributions will be payable by the Trust on NBC CapS-Series 1 if the Bank fails to declare regular dividends on its preferred shares or, if no preferred shares are then outstanding, on its outstanding common shares. In this case, the net distributable funds of the Trust will be paid to the Bank as holder of the Special Trust Securities, representing the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions in full on the NBC CapS-Series 1, the Bank will not declare dividends on any of its preferred shares and common shares for a specified period of time. The NBC CapS-Series 1 is not redeemable at the option of the holder.

On or after June 30, 2011, the Trust may, at its option, redeem the NBC CapS-Series 1, in whole or in part, without the consent of the holders, subject to prior written notice and prior approval of the Superintendent or upon the occurrence of predetermined regulatory or tax events.

Holders of NBC CapS-Series 1 may surrender at any time, subject to prior notice, each NBC CapS-Series 1 for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends as and when declared by the Board of Directors and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by the Trust of the corresponding amount of the deposit note of the Bank. The NBC CapS-Series 1 exchanged for the Bank's First Preferred Shares, Series 17 will be cancelled by the Trust.

Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank posts a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and will be redeemable at the option of the Bank, with the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders. On an automatic exchange, the Bank will hold all outstanding trust capital securities of the Trust, the main asset of which is the deposit note.

For regulatory capital purposes, $225 million of NBC CapS-Series 1 qualifies as Tier 1 capital.

13 | Held for Trading Financial Liabilities

During the fiscal year ended October 31, 2007, the Bank designated certain deposits with one or more embedded derivatives as held for trading. These deposits are included under liabilities in *Deposits* in the Consolidated Balance Sheet.

The fair value of these deposits totalled $297 million as at October 31, 2007. The change in fair value in the amount of $5 million for the period from November 1, 2006 to October 31, 2007 was recorded as a gain in *Trading revenues* in the Consolidated Statement of Income. This change in fair value is entirely caused by factors other than changes in an essentially risk-free interest rate.

The amount at maturity, which the Bank will be contractually required to pay to the holders of these deposits, may vary and will be different from the fair value as at October 31, 2007.

As at October 31 (millions of dollars)

14 | Other Liabilities

	2007	2006
Interest and dividends payable	1,076	819
Income taxes payable	27	178
Future income tax liabilities (Note 20)	85	59
Trade and other payables	1,165	1,185
Due to clients, dealers and brokers	4,341	3,223
Accrued benefit liability (Note 17)	126	115
Insurance-related obligations	68	69
Subsidiaries' debts to third parties	959	886
Accounts payable and deferred income	280	305
Other	960	723
	9,087	7,562

15 | Subordinated Debentures

Subordinated debentures represent direct unsecured obligations, in the form of notes and debentures, to the Bank's debt holders. The rights of the holders of the Bank's notes and debentures are subordinate to the claims of depositors and certain other creditors. Approval from the Superintendent is required before the Bank can redeem its subordinated debentures in whole or in part.

During the fiscal year ended October 31, 2007, the Bank issued a total of $500 million of subordinated debentures maturing in 2016 under its Canadian Medium Term Note Program. Interest at the annual rate of 4.456% is payable semi-annually on May 2 and November 2 of each year until November 2, 2011. The Bank also redeemed a subordinated debenture in the amount of $300 million, maturing on October 31, 2012.

During the fiscal year ended October 31, 2006, the Bank issued a total of $500 million of subordinated debentures maturing in 2020 under its Canadian Medium Term Note Program. Interest at the annual rate of 4.70% is payable semi-annually on May 2 and November 2 of each year. The Bank also redeemed a subordinated debenture in the amount of $150 million, maturing on October 17, 2011.

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2007	2006
October	2012	6.25%[1]	Redeemable since October 31, 2007		-	300
April	2014	5.70%[2]	Redeemable since April 16, 2004		250	250
November	2016	4.456%[3]	Not redeemable before November 2, 2011		500	-
December	2019	4.926%[4]	Not redeemable before December 22, 2014		350	350
November	2020	4.70%[5]	Not redeemable before November 2, 2015		500	500
February	2087	Floating[6]	Redeemable at the Bank's option since February 28, 1993	US 44	41	49
					1,641	1,449
Fair value adjustment[7]					(30)	-
Unamortized issue costs[8]					(6)	-
Total					1,605	1,449

(1) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(2) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(3) Bearing interest at a rate of 4.456% until November 2, 2011, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(4) Bearing interest at a rate of 4.926% until December 22, 2014, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(5) Bearing interest at a rate of 4.70% until November 2, 2015, and thereafter at an annual rate equal to the 90-day bankers' acceptance rate plus 1%
(6) Bearing interest at an annual rate of 1/8% above LIBOR
(7) The fair value adjustment reflects the change in the carrying value of the subordinated debentures covered by a fair value hedge.
(8) The unamortized costs related to the issuance of the subordinated debentures represent the initial cost, net of accumulated amortization calculated using the effective interest method.

As at October 31 (millions of dollars)

15 | Subordinated Debentures (cont.)

The subordinated debenture maturities are as follows:

2008 to 2012	–
2013 to 2017	750
2018 and thereafter	891

16 | Non-Controlling Interest

	Denominated in foreign currency	2007	2006
300,000 preferred shares, Series A, exchangeable, non-cumulative dividends, issued by NB Capital Corporation[1]	US 300	284	337
Mutual funds consolidated in accordance with AcG-15		26	110
Other entities consolidated in accordance with AcG-15		630	117
Other		20	12
Total		960	576

(1) Annual dividend of 8.35% payable quarterly on March 30, June 30, September 30 and December 30. These preferred shares do not have voting rights. They have been redeemable at the issuer's option since September 3, 2007. The preferred shares, whose liquidation price is US $1,000 per share, are traded on the New York Stock Exchange in the form of depositary shares representing 1/40 of each share. Each preferred share will automatically be exchanged for a new First Preferred Share, Series Z of the Bank if one of the following events occurs: (i) the Bank defaults on the dividend payment for its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) at the request of the Superintendent, in accordance with subsection 485(3) of the *Bank Act* (Canada).

17 | Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The effective dates of the most recent actuarial valuations and the next required actuarial valuations for funding purposes are:

	Date of most recent actuarial valuation	Date of required actuarial valuation
Employee pension plan	December 31, 2006	December 31, 2009
Pension plan for designated employees	December 31, 2006	December 31, 2007
Post-Retirement Allowance Program	December 31, 2006	December 31, 2008

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers various complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

As at October 31 (millions of dollars)

17 | Employee Future Benefits (cont.)

The following tables present the Bank's commitments and costs for these employee future benefits. The measurement date used is October 31 of each year.

	Pension benefit plans		Other benefit plans	
	2007	2006	2007	2006
Accrued benefit obligation				
Balance at beginning	1,942	1,772	159	136
Current service cost	54	48	6	5
Interest cost	105	99	9	8
Employee contributions	20	19	-	-
Benefits paid	(76)	(69)	(6)	(5)
Plan amendments	21	2	-	-
Actuarial losses (gains)	(173)	71	(11)	15
Balance at end	1,893	1,942	157	159
Plan assets				
Fair value at beginning	1,849	1,674	-	-
Actual return on plan assets	130	177	-	-
Bank contributions	60	48	-	-
Employee contributions	20	19	-	-
Benefits paid	(76)	(69)	-	-
Fair value at end	1,983	1,849	-	-
Funded status – plan deficit	90	(93)	(157)	(159)
Unamortized net actuarial losses	193	393	31	44
Unamortized past service costs	57	44	-	-
Accrued benefit asset (liability) at end	340	344	(126)	(115)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2007	2006	2007	2006
Accrued benefit asset included in *Other assets*	340	344	-	-
Accrued benefit liability included in *Other liabilities*	-	-	(126)	(115)
Net amount recorded as at October 31	340	344	(126)	(115)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2007	2006
Fair value of plan assets	61	1,707
Accrued benefit obligation	62	1,821
Funded status – plan deficit	(1)	(114)

As at October 31 (millions of dollars)

17 | Employee Future Benefits (cont.)

As at October 31, plan assets consisted of:

Asset category	2007 %	2006 %
Money market	6	5
Bonds	31	31
Equities	55	56
Other	8	8
	100	100

Plan assets include investment securities issued by the Bank. As at October 31, 2007, these investments totalled $155 million (2006: $129 million).

In fiscal 2007, the Bank and its subsidiaries received close to $5 million (2006: $4 million) in management fees for related management, administration and custodial services.

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2007	2006	2007	2006
Current service cost	54	48	6	5
Interest cost	105	99	9	8
Actual return on plan assets	(130)	(173)	-	-
Actuarial losses (gains) on obligation	(173)	71	(11)	15
Plan amendments	21	2	-	-
Expense before adjustments to recognize the long-term nature of employee future benefits	(123)	39	4	28
Difference between expected return and actual return on plan assets for year	8	66	-	-
Difference between actuarial losses recognized for year and actual actuarial losses on accrued benefit obligation for year	192	(47)	13	(13)
Difference between amortization of past service costs for year and actual plan amendments for year	(13)	2	-	-
Defined benefit expense	64	60		
Other employee future benefit expense			17	15

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2007 %	2006 %	2007 %	2006 %
Accrued benefit obligation as of October 31				
Discount rate	5.75	5.25	6.00	5.50
Rate of compensation increase	3.50	3.50	3.50	3.50
Defined benefit expense for years ended October 31				
Discount rate	5.25	5.50	-	-
Expected long-term rate of return on plan assets	7.00	7.00	-	-
Rate of compensation increase	3.50	3.50	-	-
Other employee future benefit expense for years ended October 31				
Discount rate	-	-	5.50	5.75
Rate of compensation increase	-	-	3.50	3.50

As at October 31 (millions of dollars)

17 | Employee Future Benefits (cont.)

The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include health insurance, life insurance and dental insurance.

For measurement purposes, a 6.8% annual rate of increase (2006: 7.5%) in the per capita cost of covered healthcare benefits was assumed for 2007. The rate was assumed to decrease gradually to reach 5.5% in 2010 and remain at that level thereafter.

Sensitivity of key assumptions in 2007

Other benefit plans	Change in obligation	Change in expense
Impact of a 0.25% change in the assumption regarding the discount rate	5.9	0.7
Impact of a 0.25% change in the assumption regarding the rate of compensation increase	0.2	-
Impact of a 1.00% increase in the expected healthcare cost trend rate	20.3	3.8
Impact of a 1.00% decrease in the expected healthcare cost trend rate	(17.9)	(3.0)

The sensitivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2007	2006
Bank pension benefit plan contributions	51	45
Benefits paid to beneficiaries under other benefit plans	6	5

As at October 31 (millions of dollars)

18 | Capital Stock

Authorized

First preferred shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $5 billion (2006: $1 billion).

Second preferred shares

15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares

An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

				2007
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	9	1.2125
Preferred shares and dividends	16,000,000	400	21	
Common shares at beginning	161,512,351	1,566		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	292,234	18		
Stock Option Plan	931,318	34		
Other	100,000	6		
Repurchase of common shares	(5,006,600)	(49)		
Impact of shares purchased or sold for trading	(23,000)	-		
Common shares at end and dividends	157,806,303	1,575	364	2.2800
Total dividends			385	

				2006
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	Per share
First Preferred Shares				
Series 15	8,000,000	200	12	1.4625
Series 16	8,000,000	200	9	1.2125
Preferred shares and dividends	16,000,000	400	21	
Common shares at beginning	165,334,902	1,565		
Issued pursuant to:				
Dividend Reinvestment and Share Purchase Plan	249,298	15		
Stock Option Plan	1,074,308	35		
Repurchase of common shares	(5,055,520)	(48)		
Impact of shares purchased or sold for trading	(90,637)	(1)		
Common shares at end and dividends	161,512,351	1,566	320	1.9600
Total dividends			341	

Characteristics of first preferred shares *(amounts in dollars)*

Series 15

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25.00 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

As at October 31 (millions of dollars)

18 | Capital Stock (cont.)

Series 16
Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2010, in whole or in part, at a price equal to $26.00 per share if redeemed before May 15, 2011, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2012, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2013, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2014, and at a price equal to $25.00 per share if redeemed on or after May 15, 2014, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Repurchase of common shares
On February 1, 2007, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,102,000 common shares over a 12-month period ending no later than January 31, 2008. On January 23, 2006, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,278,000 common shares over a 12-month period ending no later than January 22, 2007. On January 13, 2005, the Bank filed a normal course issuer bid for the repurchase and cancellation of up to 8,400,000 common shares over a 12-month period that ended January 12, 2006. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to *Retained earnings*. As at October 31, 2007, the Bank had completed the repurchase of 5,006,600 common shares (2006: 5,055,520) at a cost of $315 million (2006: $309 million), which reduced *Common share capital* by $49 million (2006: $48 million) and *Retained earnings* by $266 million (2006: $261 million).

Preferred shares – authorized
The preferred shares described below have been created and reserved for future issuance by the Bank under two issuances of convertible innovative capital instruments, which may be exchanged under certain conditions. As at October 31, 2007, no shares of these series had been issued or traded.

Series 17
Each NBC CapS-Series 1 will be exchangeable at any time, upon prior notice, for 40 First Preferred Shares, Series 17 of the Bank. The Bank's First Preferred Shares, Series 17 pay semi-annual non-cumulative cash dividends and are redeemable at the Bank's option, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series 18
Each NBC CapS-Series 1 will be exchanged automatically, without the consent of the holders, for 40 First Preferred Shares, Series 18 of the Bank, upon the occurrence of any one of the following events: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank; (iii) the Bank has a Tier 1 capital ratio of less than 5% or a total capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or to provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction to the satisfaction of the Superintendent. The Bank's First Preferred Shares, Series 18 pay semi-annual non-cumulative cash dividends and are redeemable at the option of the Bank, subject to the prior approval of the Superintendent, on or after June 30, 2011, but not at the option of the holders.

Series Z
One preferred share of NB Capital Corporation, a subsidiary of the Bank, will be exchanged automatically for one Preferred Share, Series Z upon the occurrence of any one of the following events: (i) the Bank defaults on the dividend payments on its first preferred shares; (ii) the Bank's Tier 1 capital ratio is less than 4% or its total capital ratio is less than 8%; or (iii) the Superintendent has directed the Bank to increase its capital, pursuant to subsection 485(3) of the *Bank Act* (Canada).

Reserved common shares
As at October 31, 2007, 3,183,448 common shares were reserved under the Dividend Reinvestment and Share Purchase Plan and 15,561,130 common shares were reserved under the Stock Option Plan.

Restriction on the payment of dividends
The Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* (Canada) or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment. If NBC Capital Trust failed to pay any required distribution on the trust capital securities in full, the Bank could not declare dividends on any of its preferred or common shares. Refer to Note 12.

Dividend Reinvestment and Share Purchase Plan
Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares of the Bank invest in common shares without paying a commission or administration fee. Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares they hold or by making optional cash payments.

As at October 31 (millions of dollars)

19 | Stock-Based Compensation

The information below on compensation expense excludes the impact of hedging.

Stock Option Plan

The Bank offers a Stock Option Plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, options are awarded annually and provide participants with the right to purchase common shares at an exercise price equal to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 15,561,130 as at October 31, 2007 (13,321,347 as at October 31, 2006). The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding.

	2007		2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	5,391,912	$ 41.40	5,613,970	$ 35.76
Awarded	1,493,504	$ 65.90	943,200	$ 61.44
Exercised	(931,318)	$ 32.28	(1,074,308)	$ 29.56
Cancelled	(183,751)	$ 57.21	(90,950)	$ 41.18
Outstanding at end	5,770,347	$ 48.71	5,391,912	$ 41.40
Exercisable at end	2,787,177	$ 37.86	2,494,166	$ 32.77

Exercise price	Outstanding	Options exercisable	Expiry date
$25.20	34,500	34,500	December 2007
$25.20	80,550	80,550	December 2008
$24.90	158,150	158,150	December 2010
$28.01	394,990	394,990	December 2011
$30.95	739,807	732,307	December 2012
$41.00	929,837	645,675	December 2013
$48.20	1,140,935	532,505	December 2014
$61.44	866,350	208,500	December 2015
$65.90	1,425,228	–	December 2016
Total	5,770,347	2,787,177	

During the fiscal year ended October 31, 2007, the Bank awarded 1,493,504 stock options (2006: 943,200) with a fair value of $11.32 per option (2006: $12.81).

The fair value of options awarded was estimated on the award date using the Black-Scholes model. The following assumptions were used for accounting purposes:

	2007	2006
Risk-free interest rate	4.05%	4.18%
Expected life of options	5 years	6 years
Expected volatility	22.5%	24.0%
Expected dividend yield	3.3%	3.2%

The compensation expense recorded for these options for the year ended October 31, 2007 was $16 million (2006: $12 million).

As at October 31 (millions of dollars)

19 | Stock-Based Compensation (cont.)

Stock Appreciation Rights (SAR) Plan

The Bank offers an SAR plan to officers and other designated persons of the Bank and its subsidiaries. Under the Plan, when participants exercise this right, they receive a cash amount equal to the difference between the closing price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the exercise date and the closing price on the day preceding the award date. SARs vest evenly over a four-year period and expire 10 years after the award date or, in certain circumstances set out in the Plan, within specified time limits. Compensation expense recognized for the year ended October 31, 2007 with respect to the Plan amounted to $2 million (2006: $3 million).

		2007		2006
	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
SAR Plan				
Outstanding at beginning	306,800	$ 20.35	378,310	$ 19.84
Awarded	48,396	$ 65.90	5,400	$ 61.44
Exercised	(49,400)	$ 22.26	(68,935)	$ 19.56
Cancelled	(6,396)	$ 65.90	(7,975)	$ 30.79
Outstanding at end	299,400	$ 26.43	306,800	$ 20.35
Exercisable at end	254,646	$ 20.21	282,419	$ 18.16

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$17.35	231,500	231,500	December 2009
$24.90	850	850	December 2010
$28.01	2,650	2,650	December 2011
$30.95	4,125	4,125	December 2012
$41.00	6,525	3,425	December 2013
$48.20	6,350	1,450	December 2014
$61.44	5,400	1,350	December 2015
$65.90	42,000	9,296	December 2016
Total	299,400	254,646	

Deferred Stock Unit Plans

The DSU Plans are for officers and other designated persons of the Bank and its subsidiaries as well as directors. The Plans make it possible to tie a portion of the value of the compensation of participants to the future value of the Bank's common shares. A DSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. DSUs generally vest evenly over four years. Additional DSUs are credited to the account of participants equal in amount to the dividends paid on common shares of the Bank and vest evenly over the same period as the reference DSUs. DSUs may only be cashed when the participant retires or leaves the Bank, or for a director, when his term ends. A total of 148,324 DSUs were outstanding as at October 31, 2007 (2006: 219,047). Compensation expense recognized for the year ended October 31, 2007 with respect to the Plans was $1 million (2006: $3 million).

Restricted Stock Unit Plan

The RSU Plan is for certain officers and other designated persons of the Bank and its subsidiaries. The objective of the Plan is to ensure that the compensation of certain officers is competitive and to foster retention. An RSU is a right that has a value equal to the closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the award. RSUs generally vest evenly over three years, although some RSUs vest on the last day of the 35th month following the date of the award, the date on which all RSUs expire. Additional RSUs are credited to the account of participants equal in amount to the dividends declared on the common shares of the Bank and vest evenly over the same period as the reference RSUs. As at October 31, 2007, a total of 364,653 RSUs were outstanding (2006: 163,538). Compensation expense recognized for the year ended October 31, 2007 with respect to the Plan was $4 million (2006: $8 million).

As at October 31 (millions of dollars)

19 | Stock-Based Compensation (cont.)

Deferred Compensation Plan of National Bank Financial

This Plan is exclusively for key employees of Individual Investor Services of National Bank Financial (NBF). The purpose of the Plan is to foster the retention of key employees and promote the growth in income and the continuous improvement in profitability at Individual Investor Services. Under the Plan, participants can defer a portion of their annual compensation and NBF may pay a contribution to key employees when certain financial objectives are met. Amounts awarded by NBF and the compensation deferred by participants are invested in, among others, Bank stock units. These stock units represent a right, the value of which corresponds to the closing price of the common shares of the Bank on the Toronto Stock Exchange on the award date. Additional units are paid to the participant's account equal in amount to the dividends declared on the common shares of the Bank. Stock units representing the amounts awarded by NBF vest evenly over four years. When a participant retires, or in certain cases when the participant's employment is terminated, the participant receives a cash amount representing the value of the vested stock units. As at October 31, 2007, 917,544 units were outstanding (2006: 934,249). No compensation expense was recognized for the year ended October 31, 2007 with respect to the Plan (2006: $9 million). However, an adjustment of $8 million reduced the compensation expense for the year ended October 31, 2007.

Employee Share Ownership Plan

Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $6 million in 2007 (2006: $6 million), were charged to *Salaries and staff benefits* when paid. As at October 31, 2007, a total of 2,499,936 common shares were held for this Plan (2006: 2,370,775).

Plan shares are purchased on the open market and are considered to be outstanding for earnings per share calculations. Dividends paid on the Bank's common shares held for the Employee Share Ownership Plan are used to purchase other common shares on the open market.

20 | Income Taxes

The Bank's income taxes presented in the consolidated financial statements for the fiscal years ended October 31 are as follows:

	2007	2006
Consolidated Statement of Income		
Income taxes	79	277
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to:		
Impact of initial adoption of financial instruments standards	13	-
Dividends on First Preferred Shares, Series 15 and 16	(8)	7
Redemption of subordinated debentures – 2001	-	10
Accumulated other comprehensive income	64	31
	69	48
Total income taxes	148	325
Consolidated Statement of Comprehensive Income		
Income tax expense (recovery) for each component of *Other comprehensive income*		
Net unrealized gains (losses) on translating financial statements of self-sustaining operations	(22)	11
Impact of hedging net foreign currency translation gains (losses)	91	20
Net unrealized gains (losses) on available for sale financial assets	23	-
Reclassification to net income of (gains) losses on available for sale financial assets	(7)	-
Net gains (losses) on derivative financial instruments designated as cash flow hedges	(26)	-
Reclassification to net income of (gains) losses on derivative financial instruments designated as cash flow hedges	5	-
	64	31

As at October 31 (millions of dollars)

20 | Income Taxes (cont.)

Income taxes were as follows:

	2007	2006
Current income taxes	92	304
Future income taxes relating to the inception and reversal of temporary differences	56	21
Income taxes	148	325

During fiscal 2001, the Bank redeemed a subordinated debenture convertible into common shares for a total consideration of $65 million. As a result of this redemption, a loss of $28 million, net of income taxes of $17 million, was charged to *Retained earnings*. In 2006, $10 million in income taxes was recognized in *Retained earnings* in order to record the portion not eligible for tax purposes.

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2007	2006
Future income tax assets		
Allowance for credit losses and other liabilities	247	307
Accrued benefit liability – Other benefit plans	38	36
Accumulated other comprehensive income	7	-
	292	343
Future income tax liabilities		
Premises and equipment	(35)	(25)
Securitization	(45)	(41)
Accrued benefit asset – Pension benefit plans	(102)	(107)
Other	(104)	(91)
	(286)	(264)
Net balance of future income tax assets	6	79
Future income tax assets	91	138
Future income tax liabilities	(85)	(59)
	6	79

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2007		2006	
	$	%	$	%
Income before income taxes and non-controlling interest	688	100.0	1,180	100.0
Income taxes at Canadian statutory income tax rate	230	33.5	395	33.5
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	(86)	(12.5)	(79)	(6.7)
Capital gains	(6)	(0.9)	(1)	(0.1)
Rates applicable to subsidiaries and other entities abroad	(73)	(10.6)	(50)	(4.2)
Other items	14	2.0	12	1.0
	(151)	(22.0)	(118)	(10.0)
Income taxes reported in the Consolidated Statement of Income and effective income tax rate	79	11.5	277	23.5

21 | Earnings per Share

Diluted net earnings per common share were calculated based on net income less dividends on preferred shares divided by the average number of common shares outstanding taking into account the dilution effect of stock options using the treasury stock method.

The adjustment to the average number of Common Shares does not take into account stock options whose exercise price is higher than the average price of the share for the year.

	2007	2006
Earnings per share – basic		
Net income	541	871
Dividends on preferred shares	(21)	(21)
Net income available to common shareholders	520	850
Average basic number of common shares outstanding *(thousands)*	159,811	162,851
Earnings per share – basic	$ 3.25	$ 5.22
Earnings per share – diluted		
Net income available to common shareholders	520	850
Average basic number of common shares outstanding *(thousands)*	159,811	162,851
Adjustment to average number of common shares *(thousands)*		
Stock options	1,379	2,698
Average diluted number of common shares outstanding *(thousands)*	161,190	165,549
Earnings per share – diluted	$ 3.22	$ 5.13

22 | Guarantees, Commitments and Contingent Liabilities

Guarantees

The guarantees are obligations that meet the definition of guarantee under AcG-14.

The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The maximum potential amount of future payments for significant guarantees issued by the Bank and in effect as at October 31 is presented in the following table:

	2007	2006
Letters of guarantee	1,354	1,306
Backstop liquidity facilities	105	1,410
Derivative financial instruments	730	1,063
Securities lending	754	847
Other indemnification agreements	123	146
Other guarantee	32	25

Letters of guarantee

In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

As at October 31 (millions of dollars)

22 | Guarantees, Commitments and Contingent Liabilities (cont.)

Backstop liquidity facilities
The Bank administers a multi-seller conduit that purchases various financial assets from clients and funds these purchases by issuing asset-backed commercial paper. The Bank provides a backstop liquidity facility to this multi-seller conduit. As at October 31, 2007, the amount of the backstop liquidity facility totalled $693 million, representing the total amount of commercial paper outstanding. At that date, the Bank held $588 million of this commercial paper and, consequently, the maximum potential amount of future payments as at October 31, 2007 was $105 million.

Prior to October 2007, this backstop liquidity facility could only be drawn if, after a general market disruption, the program were unable to access the commercial paper market. In October 2007, the Bank amended some of the terms and conditions of this backstop liquidity facility. As a result of these amendments, it can be drawn even if there is no general market disruption. This facility has a term of less than one year and can be periodically renewed. The terms and conditions of this backstop liquidity facility do not require the Bank to advance money to the conduit if it is insolvent or involved in bankruptcy proceedings or to fund non-performing assets beyond the amount of the available credit enhancement. The backstop liquidity facility provided by the Bank has not been drawn to date.

Derivative financial instruments
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodities or financial instruments, at a price agreed to when the option is sold. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. Most of the terms of these options vary according to the contracts, but do not generally exceed two years. As at October 31, 2007, the Bank recorded a liability of $36 million in the Consolidated Balance Sheet with respect to these written put options (2006: $35 million), representing their fair value.

Securities lending
Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank lends their securities to third parties and indemnifies its clients in the event of loss. In order to protect itself against any contingent loss, the Bank obtains, as security from the borrower, a cash amount or extremely liquid marketable securities with a fair value greater than that of the securities loaned. No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Other indemnification agreements
In the normal course of business, including securitization activities and discontinuance of operations and activities, the Bank enters into numerous contractual agreements. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that can be used in the event another member fails to meet its contractual obligations. The nature of certain of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. The maximum potential future payments that the Bank is able to estimate is presented in the previous table and their duration does not exceed two years. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee
Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital. This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to this agreement.

As at October 31 (millions of dollars)

22 | Guarantees, Commitments and Contingent Liabilities (cont.)

Commitments

As at October 31, 2007, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2008	121	208	9	338
2009	114	184	7	305
2010	106	169	4	279
2011	98	165	1	264
2012	90	62	1	153
2013 and thereafter	477	16	11	504
	1,006	804	33	1,843

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31	2007	2006
Assets pledged to:		
Bank of Canada	–	25
Direct clearing organizations	5,548	2,577
Assets pledged in relation to:		
Derivative financial transactions	628	276
Borrowing, securities lending and securities sold under repurchase agreements	15,187	11,117
Other	71	180
Total	21,434	14,175

Credit Instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31	2007	2006
Letters of guarantee[1]	1,354	1.306
Documentary letters of credit[2]	81	102
Credit card loans[3]	5,691	5,446
Commitments to extend credit[3]		
Original term of one year or less	4,694	4,680
Original term over one year	11,973	12,157

(1) See *Letters of guarantee*, page 121.

(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of goods to which they are related.

(3) Credit card loans and credit commitments represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Other commitments

The Bank acts as an investor in investment banking activities where it enters into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank has commitments to invest up to $163 million as at October 31, 2007 (2006: $196 million).

22 | Guarantees, Commitments and Contingent Liabilities (cont.)

Litigation
In the normal course of business, the Bank is a party in legal proceedings, many of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. The Bank is also sometimes named as a defendant or joined in class action suits filed by consumers contesting, among other things, certain transaction fees and unilateral increases in their credit card limits or who wish to avail themselves of certain provisions of consumer protection legislation. The Bank's investment dealer subsidiary, National Bank Financial, is also a party in various legal proceedings in the normal course of business. Most of these proceedings concern Individual Investor Services and generally relate to the suitability of investments made by investors relying on the advice of their respective advisors. In the opinion of Management, based on available information and past experience, the related aggregate potential liability will not have a material unfavourable impact on the Bank's financial position.

As a result of the events that occured in the non-bank asset-backed commercial paper (ABCP) market in August 2007, the Bank and its subsidiaries received requests for information and complaints from some of their clients relating to the role of the Bank and its subsidiaries in ABCP related transactions. To date, no litigation relating to ABCP has been commenced involving the Bank or its subsidiaries. However, if legal proceedings were to be initiated on the basis of the arguments advanced by ABCP holders to date, Management is of the opinion that the Bank and its subsidiaries would have strong defences available. Pending the resolution of the credit and liquidity issues and uncertainties affecting ABCP, it is not possible to determine the outcome of these client requests and complaints.

23 | Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. In the normal course of business, the Bank uses derivative financial instruments for trading and asset/liability management purposes.

The main types of derivative financial instruments used are as follows:

Forwards and futures
Forwards and futures are contractual obligations to buy or deliver a specific amount of currency, interest rates, commodities or financial instruments on a specific future date at a specified price. Forwards are tailor-made agreements transacted in the over-the-counter market. Futures are traded on organized exchanges and are subject to cash margining calculated daily by clearing houses.

Swaps
Swaps are specific transactions in which two parties agree to exchange cash flows. The Bank uses the following types of swap contracts:

- cross currency swaps are transactions in which counterparties exchange fixed rate interest payments and principal payments in different currencies;

- interest rate swaps are transactions in which counterparties exchange fixed and floating rate interest payments, based on the notional principal value in the same currency;

- commodity swaps are transactions in which counterparties exchange fixed and floating rate payments, based on the notional principal value of a single product;

- equity swaps are transactions in which counterparties agree to exchange the return on one equity or group of equities for a payment based on a benchmark interest rate; and

- credit default swaps are transactions in which one of the counterparties agrees to pay interest expenses to the other counterparty so that it can make a payment if a credit event occurs.

Options
Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or sell, at or by a predetermined date, at any time prior to a predetermined expiry date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

As at October 31 (millions of dollars)

23 | Derivative Financial Instruments (cont.)

Notional amounts

Notional amounts, which are off-balance sheet items, represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged. Notional amounts are presented in the following table.

							2007	2006
	Term to maturity							
	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts held for trading purposes	Contracts designated as hedges	Total contracts
INTEREST RATE CONTRACTS								
OTC contracts								
Guaranteed interest rate contracts	-	6,741	168	-	6,909	6,909	-	9,732
Swaps	14,814	24,148	67,484	20,346	126,792	113,304	13,488	118,597
Options purchased	900	1,700	1,719	25	4,344	4,344	-	11,981
Options written	3,465	5,299	1,036	231	10,031	10,031	-	13,616
Total	19,179	37,888	70,407	20,602	148,076	134,588	13,488	153,926
Exchange-traded contracts								
Futures								
Long positions	11,472	14,433	3,659	23	29,587	29,587	-	14,375
Short positions	504	3,282	2,709	23	6,518	6,518	-	16,202
Options purchased	20,760	8,321	-	-	29,081	29,081	-	104,273
Options written	16,123	7,956	-	-	24,079	24,079	-	97,742
Total	48,859	33,992	6,368	46	89,265	89,265	-	232,592
FOREIGN EXCHANGE CONTRACTS								
OTC contracts								
Forwards	4,811	1,225	288	71	6,395	6,395	-	7,304
Swaps	18,318	5,182	6,675	2,367	32,542	29,464	3,078	43,164
Options purchased	3,855	3,190	291	9	7,345	7,345	-	9,094
Options written	3,634	3,193	226	10	7,063	7,063	-	11,651
Total	30,618	12,790	7,480	2,457	53,345	50,267	3,078	71,213
Exchange-traded contracts								
Futures								
Long positions	572	-	-	-	572	572	-	308
Short positions	21	-	-	-	21	21	-	132
Options purchased	-	-	-	-	-	-	-	-
Options written	-	-	-	-	-	-	-	-
Total	593	-	-	-	593	593	-	440
EQUITY, COMMODITY AND CREDIT DERIVATIVE CONTRACTS								
OTC contracts								
Forwards	15	34	57	61	167	148	19	435
Swaps	5,586	5,796	7,922	4,602	23,906	23,906	-	13,152
Options purchased	458	1,355	4,437	1,418	7,668	7,668	-	9,021
Options written	366	1,496	4,049	1,495	7,406	7,406	-	1,729
Total	6,425	8,681	16,465	7,576	39,147	39,128	19	24,337
Exchange-traded contracts								
Futures								
Long positions	6,476	2,873	2,398	2	11,749	11,749	-	6,931
Short positions	3,887	2,045	93	-	6,025	6,025	-	3,635
Options purchased	874	852	325	-	2,051	2,051	-	1,046
Options written	913	388	296	-	1,597	1,597	-	849
Total	12,150	6,158	3,112	2	21,422	21,422	-	12,461
Total 2007	117,824	99,509	103,832	30,683	351,848	335,263	16,585	
Total 2006	256,138	131,871	80,706	26,254	494,969	462,591	32,378[1]	494,969

(1) Contracts held for non-trading purposes in 2006

As at October 31 (millions of dollars)

23 | Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of financial loss that the Bank assumes if a counterparty fails to honour its contractual obligations.

The Bank limits the credit risk of over-the-counter contracts by dealing with creditworthy counterparties and implementing contracts that provide for the exchange of collateral between parties where the fair value of the outstanding transactions exceeds an agreed threshold. The Bank also negotiates master netting agreements that provide for the simultaneous close-out and settling of all transactions with a given counterparty in the event of default.

In the case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit risk related to derivative financial instruments as at the balance sheet date.

The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount represents the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent.

As at October 31, credit risk exposure on the derivative financial instruments portfolio is as follows:

	2007					2006				
	Current replacement cost					Current replacement cost				
	Held for trading[1]	Designated as hedges	Total	Credit equivalent	Risk-weighted amount	Held for trading[1]	Non-trading	Total	Credit equivalent	Risk-weighted amount
Interest rate contracts	581	65	646	1,308	236	481	135	616	1,202	245
Foreign exchange contracts	1,947	116	2,063	3,055	695	666	29	695	1,834	432
Equity, commodity and credit derivative contracts	1,989	–	1,989	4,975	1,494	1,008	–	1,008	2,828	721
	4,517	181	4,698	9,338	2,425	2,155	164	2,319	5,864	1,398
Impact of master netting agreements	(1,838)	(79)	(1,917)	(3,277)	(679)	(1,030)	(84)	(1,114)	(2,409)	(543)
	2,679	102	2,781	6,061	1,746	1,125	80	1205	3,455	855

(1) Exchange-traded contracts subject to daily margining requirements set by the clearing houses and forward contracts with maturities of less than 14 days are excluded from the equity calculations, in accordance with the guidelines of the Superintendant in Canada. The total positive fair value of these excluded contracts amounted to $185 million as at October 31, 2007 (2006: $114 million).

As at October 31, credit risk exposure on the derivative financial instruments portfolio is as follows:

	2007		2006	
	Replacement cost	Credit equivalent	Replacement cost	Credit equivalent
OECD governments[1]	132	183	79	322
OECD banks[1]	2,551	2,819	1,603	2,370
Other	2,015	3,059	637	763
Total	4,698	6,061	2,319	3,455

(1) Organisation for Economic Co-operation and Development

23 | Derivative Financial Instruments (cont.)

Fair value

The fair value of derivative financial instruments is based on quoted market prices, where available. Otherwise, fair value is determined using valuation models that incorporate assumptions based primarily on data observed in external markets, such as current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves, volatility factors, and market, credit, liquidity and model risks, as well as the related administrative costs.

As at October 31, fair values are as follows:

			2007			2006
(millions of dollars)	Positive	Negative	Net	Positive	Negative	Net
CONTRACTS HELD FOR TRADING PURPOSES						
Interest rate contracts						
Forwards	6	4	2	4	1	3
Swaps	573	493	80	468	415	53
Options	12	1	11	16	16	-
Total	591	498	93	488	432	56
Foreign exchange contracts						
Forwards	126	129	(3)	38	60	(22)
Swaps	1,715	1,161	554	605	360	245
Options	154	214	(60)	71	67	4
Total	1,995	1,504	491	714	487	227
Equity, commodity and credit derivative contracts						
Forwards	85	108	(23)	38	92	(54)
Swaps	1,222	665	557	616	293	323
Options	809	544	265	413	342	71
Total	2,116	1,317	799	1,067	727	340
Total contracts held for trading purposes	4,702	3,319	1,383	2,269	1,646	623
CONTRACTS DESIGNATED AS HEDGES(1)						
Interest rate contracts						
Forwards	-	-	-	-	-	-
Swaps	65	108	(43)	135	47	88
Options	-	-	-	-	-	-
Total	65	108	(43)	135	47	88
Foreign exchange contracts						
Forwards	-	-	-	-	-	-
Swaps	116	163	(47)	29	43	(14)
Options	-	-	-	-	-	-
Total	116	163	(47)	29	43	(14)
Equity, commodity and credit derivative contracts						
Forwards	-	30	(30)	-	4	(4)
Swaps	-	-	-	-	-	-
Options	-	-	-	-	1	(1)
Total	-	30	(30)	-	5	(5)
Total – Contracts designated as hedges	181	301	(120)			
– Contracts held for non-trading purposes				164	95	69
Designated as fair value hedges	179	216	(37)			
Designated as cash flow hedges	2	85	(83)			
Total fair value	4,883	3,620	1,263	2,433	1,741	692
Impact of master netting agreements	(1,917)	(1,917)	-	(1,127)	(1,127)	-
	2,966	1,703	1,263	1,306	614	692

(1) Contracts held for non-trading purposes in 2006

As at October 31 (millions of dollars)

24 | Hedge Accounting

Risk management
In the context of its day-to-day operations, the Bank exposes itself to certain categories of risk, especially interest rate, foreign exchange and credit risk as well as other market risks in order to generate revenues and thereby create shareholder value.

Section 3865 of the CICA Handbook, which took effect on November 1, 2006, establishes standards for when and how hedge accounting may be applied. The Bank uses derivative financial instruments as part of its risk management activities. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

Fair value hedge
Fair value hedge transactions mainly use interest rate swaps to hedge changes in the fair value of an asset or liability arising from changes in market interest rates. In a fair value hedge, the change in fair value of the derivative financial instruments used as hedging items will offset the change in fair value of the hedged item. The Bank uses this strategy primarily for its securities, deposit and subordinated debenture portfolios.

For the fiscal year ended October 31, 2007, the amount representing the ineffective portion recognized as *Other Income* in the Consolidated Statement of Income was not material. All the components of the change in fair value of the derivative financial instruments used were taken into account in assessing the effectiveness of the fair value hedge.

Cash flow hedge
Cash flow hedge transactions mainly use interest rate swaps to hedge exposure of the future cash flows related to a floating rate financial asset or liability. In a cash flow hedge, the derivative financial instruments used as a hedging item will mitigate the variability in future cash flows relating to the hedged item. The Bank uses this strategy primarily for its loan portfolios.

For the fiscal year ended October 31, 2007, an unrealized loss of $80 million was recorded in *Other comprehensive income* for the effective portion of changes in the fair value of derivative financial instruments designated as cash flow hedges. The amounts recognized are reclassified to *Net interest income* in the periods during which the variability in cash flows of the hedged item affects net interest income. Accordingly, a net loss of $15 million was reclassified to net income during the fiscal year ended October 31, 2007. An estimated net loss of $24 million included in *Accumulated other comprehensive income* as at October 31, 2007 is expected to be reclassified to net income during the next 12 months. The maximum period over which the Bank hedges its exposure to the variability in future cash flows is four years.

For the fiscal year ended October 31, 2007, an unrealized loss representing the ineffective portion was recognized as *Other Income* in the Consolidated Statement of Income in the amount of $2 million. All the components of the change in fair value of the derivative financial instruments used were taken into account in assessing the effectiveness of the cash flow hedge.

Hedge of a net investment in a self-sustaining foreign operation
The Bank uses financial instruments denominated in foreign currencies to hedge the foreign exchange risk related to investments in self-sustaining foreign operations whose activities are denominated in a currency other than the Canadian dollar. In a hedge of a net investment in a self-sustaining foreign operation, the monetary items used will offset the foreign exchange gains and losses on the investments.

For the fiscal year ended October 31, 2007, unrealized foreign exchange losses of $321 million were recorded in *Other comprehensive income* related to the Bank's net investment in self-sustaining foreign operations and were offset by gains of $302 million related to financial instruments designated as foreign currency risk hedges. These non-derivative financial instruments represent foreign currency denominated liabilities and totalled $1.8 billion as at October 31, 2007.

As at October 31 (millions of dollars)

25 | Interest Rate Sensitivity Position

The Bank offers a range of financial products whose cash flows are sensitive to interest rate fluctuations. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The following table illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31.

							2007	2006
	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	Total	Total
Assets								
Cash	–	–	–	–	–	283	283	268
Deposits with financial institutions	119	1,699	316	2	–	909	3,045	10,611
Effective yield		4.1%	5.4%	5.3%	–%			
Securities	1	6,440	3,890	8,359	5,384	15,196	39,270	38,678
Effective yield		3.1%	3.9%	4.4%	4.2%			
Loans	439	33,231	5,309	10,853	1,330	2,764	53,926	54,537
Effective yield		4.8%	5.7%	5.8%	5.8%			
Other assets	3,206	2	–	–	–	13,353	16,561	12,707
	3,765	41,372	9,515	19,214	6,714	32,505	113,085	116,801
Liabilities and shareholders' equity								
Deposits	4,073	36,619	11,793	14,821	933	2,559	70,798	71,917
Effective yield		3.9%	3.7%	3.0%	4.9%			
Other debt[1]	–	3,215	1,667	4,131	5,973	3,307	18,293	25,138
Effective yield		4.0%	5.0%	4.3%	5.0%			
Subordinated debentures	–	–	41	750	850	(36)	1,605	1,449
Effective yield		–%	5.6%	4.9%	4.8%			
Acceptances and other liabilities	4,338	14	27	85	86	13,202	17,752	13,509
Shareholders' equity	–	–	200	200	–	4,237	4,637	4,788
	8,411	39,848	13,728	19,987	7,842	23,269	113,085	116,801
On-balance sheet gap	(4,646)	1,524	(4,213)	(773)	(1,128)	9,236	–	–
Derivative financial instruments	–	(25,266)	15,380	8,150	1,736	–	–	–
Total	(4,646)	(23,742)	11,167	7,377	608	9,236	–	–
Position in Canadian dollars								
On-balance sheet total	(6,477)	9,975	(2,539)	(923)	(1,529)	5,392	3,899	(1,047)
Derivative financial instruments	–	(24,273)	13,964	7,902	2,247	–	(160)	3,664
Total	(6,477)	(14,298)	11,425	6,979	718	5,392	3,739	2,617
Position in foreign currency								
On-balance sheet total	1,831	(8,451)	(1,674)	150	401	3,844	(3,899)	1,047
Derivative financial instruments	–	(993)	1,416	248	(511)	–	160	(3,664)
Total	1,831	(9,444)	(258)	398	(110)	3,844	(3,739)	(2,617)
Total 2007	(4,646)	(23,742)	11,167	7,377	608	9,236	–	
Total 2006	(3,352)	(21,733)	9,455	14,975	3	652		–

(1) Obligations related to securities sold short and securities sold under repurchase agreements

The effective yield represents the weighted average effective yield based on the earlier of contractual repricing and maturity dates.

As at October 31 (millions of dollars)

26 | Fair Value of Financial Instruments

The following table presents the carrying values and the estimated fair values of financial assets and liabilities, except for financial instruments whose fair value is estimated to approximate their carrying value and financial instruments measured at fair value on the Consolidated Balance Sheet.

In addition, the details of the fair values of available for sale securities that do not have an active market and the fair values of derivative financial instruments are presented in Notes 3 and 23 to the consolidated financial statements, respectively.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments, such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimates in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

			2007			2006
	Carrying value	Fair value	Difference	Carrying value	Fair value	Difference
Financial assets						
Investment account securities	-	-	-	6,814	6,940	126
Loans	47,960	47,861	(99)	46,945	47,038	93
Financial liabilities						
Deposits	70,798	70,647	151	71,917	71,933	(16)
Subordinated debentures	1,605	1,546	59	1,449	1,467	(18)

Valuation methods and assumptions

Investment account securities
The fair value of investment account securities for the fiscal year ended October 31, 2006 is presented in Note 3 to the consolidated financial statements. It is based on market prices. In the absence of an active market, it is estimated using the prices of similar securities.

Loans
The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flow calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits
The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits with the same term to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures
The fair value of subordinated debentures is determined by discounting the contractual cash flows using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

27 | Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. Loans to eligible officers are granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the posted rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2. The amounts granted by the Bank to its directors and officers are not material.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Moreover, in accordance with the *Bank Act* (Canada), the aggregate of loans granted to an officer of the Bank, excluding a mortgage loan granted on the officer's principal residence, cannot exceed two times the officer's base salary.

In the normal course of business, the Bank provides various banking services and concludes contractual agreements and other transactions with companies over which it has significant influence under conditions similar to those offered to non-related third parties.

Furthermore, the Bank offers the Deferred Stock Unit Plan to directors who are not Bank employees. Please refer to Note 19 to the consolidated financial statements for more details.

28 | Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of clientele and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, business banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, direct brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring elements, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the heading *Other*. Head Office expenses are allocated to each operating segment presented in the segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

As at October 31 (millions of dollars)

28 | Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income[1]	1,365	1,330	130	128	(11)	172	(357)	(338)	1,127	1,292
Other income[1]	784	762	744	691	1,254	915	(486)	143	2,296	2,511
Total revenues	2,149	2,092	874	819	1,243	1,087	(843)	(195)	3,423	3,803
Operating expenses	1,298	1,295	638	601	685	617	11	33	2,632	2,546
Contribution	851	797	236	218	558	470	(854)	(228)	791	1,257
Provision for credit losses	151	121	-	-	-	4	(48)	(48)	103	77
Income (loss) before income taxes (recovery) and non-controlling interest	700	676	236	218	558	466	(806)	(180)	688	1,180
Income taxes (recovery)[1]	234	229	78	70	159	150	(392)	(172)	79	277
Non-controlling interest	-	-	5	6	45	9	18	17	68	32
Net income (loss)	466	447	153	142	354	307	(432)	(25)	541	871
Average assets	48,792	46,245	677	689	88,855	69,255	(12,286)	(9,914)	126,038	106,275

(1) Net interest income was grossed up by $127 million (2006: $122 million) and other income by $78 million (2006: $58 million) to bring the tax-exempt income earned on certain securities into line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the heading *Other*.

Results by geographic segment

	Canada		United States		Other		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Net interest income	1,110	1,229	(91)	22	108	41	1,127	1,292
Other income	1,950	2,277	131	97	215	137	2,296	2,511
Total revenues	3,060	3,506	40	119	323	178	3,423	3,803
Operating expenses	2,413	2,368	127	92	92	86	2,632	2,546
Contribution	647	1,138	(87)	27	231	92	791	1,257
Provision for credit losses	103	77	-	-	-	-	103	77
Income (loss) before income taxes and non-controlling interest	544	1,061	(87)	27	231	92	688	1,180
Income taxes	65	269	9	4	5	4	79	277
Non-controlling interest	(1)	1	26	28	43	3	68	32
Net income (loss)	480	791	(122)	(5)	183	85	541	871
Average assets	106,331	92,002	5,928	3,655	13,779	10,618	126,038	106,275

As at October 31 (millions of dollars)

29 | Acquisitions

On July 26, 2006, a subsidiary of the Bank acquired a 68% interest in Credigy Ltd. (Credigy), a privately held purchaser of and service-provider for distressed receivables of consumers mainly located in the United States and Brazil, for a total cash consideration of $57 million including direct acquisition costs. The assets acquired totalled $109 million and the liabilities assumed, including non-controlling interest, amounted to $73 million. The excess of the purchase price over the fair value of net assets of $21 million was recorded on the Consolidated Balance Sheet as goodwill. The results of Credigy have been recognized in the Consolidated Statement of Income since the July 26, 2006 acquisition date. Under the related agreements, additional cash amounts totalling approximately $19 million could be paid over the three fiscal years following the acquisition provided certain profitability objectives were met. Credigy met the financial objectives set out in the contracts for the first year and an additional cash amount of $7 million was paid to the sellers in August 2007. This amount was added to goodwill.

On June 28, 2007, a subsidiary of National Bank Financial acquired an additional 12% interest in Credigy for a cash consideration of US $9 million (CDN $10 million), thereby increasing National Bank Financial's interest in Credigy to 80% as of that date.

On August 1, 2007, a subsidiary of the Bank acquired an additional 43% interest in a joint venture, Asset Management Finance Corporation (AMF), for a total consideration of US $60 million (CDN $64 million), bringing the total interest in AMF to be accounted for in the Bank's consolidated financial statements to 86%. This company invests cash in the form of a revenue share interest, which provides a specific gross rate of return on investment for a specified number of years.

30 | Subsequent event

On November 29, 2007, the Bank announced the signing of an agreement with Crédit Agricole (Suisse) SA under which Crédit Agricole (Suisse) SA will acquire National Bank of Canada (International) Ltd., the Bank's subsidiary in Nassau, Bahamas. The transaction is expected to be finalized in January 2008, subject to the usual regulatory approvals.

As at October 31 (millions of dollars)

31 | Reconciliation of Canadian and United States GAAP

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences that would result from the application of U.S. GAAP to net income, comprehensive income and the Consolidated Balance Sheet are summarized below.

Consolidated Statement of Income

	2007	2006
Net income per Canadian GAAP	541	871
Adjustments:		
Charge for other-than-temporary impairment	5	(5)
Available for sale securities (2006: Investment account)	(48)	(11)
Fair value option	(8)	-
Derivative financial instruments and hedging	(21)	3
Limited partnerships	-	11
Income tax effect on the above items	24	-
	(48)	(2)
Net income per U.S. GAAP	493	869
Net earnings per common share – U.S. GAAP		
Basic	$2.95	$5.21
Diluted	$2.93	$5.12

Consolidated Statement of Comprehensive Income

	2007	2006[1]
Comprehensive income per Canadian GAAP	449	805
Adjustment to net income above	(48)	(2)
Adjustments to other comprehensive income:		
Net unrealized gains (losses) on available for sale financial assets, net of income taxes (recovery) of $(20 million) (2006: $20 million)	(38)	36
Net gains (losses) on derivative financial instruments designated as cash flow hedges, net of income taxes (recovery) of $7 million (2006: $(18 million))	15	(40)
Minimum pension liability adjustment, net of income taxes (recovery) of $4 million (2006: $(4 million))	7	(7)
	(16)	(11)
Comprehensive income per U.S. GAAP	385	792

(1) A new Consolidated Statement of Comprehensive Income was introduced under Canadian GAAP when Section 1530 was adopted on November 1, 2006.

As at October 31 (millions of dollars)

31 | Reconciliation of Canadian and United States GAAP (cont.)

Consolidated Condensed Balance Sheet

			2007			2006
	Canadian GAAP	Variation	U.S. GAAP	Canadian GAAP	Variation	U.S. GAAP
Assets						
Cash and deposits with financial institutions	3,328	40	3,368	10,879	(3)	10,876
Securities						
Available for sale (2006: Investment account)	8,442	(15)	8,427	6,814	103	6,917
Held for trading	30,828	1,052	31,880	31,864	(2,387)	29,477
Securities purchased under reverse repurchase agreements	5,966	-	5,966	7,592	-	7,592
Loans	47,960	-	47,960	46,945	-	46,945
Premises and equipment	426	-	426	385	-	385
Goodwill	703	22	725	683	22	705
Other assets	15,432	6,309	21,741	11,639	3,632	15,271
Total assets	113,085	7,408	120,493	116,801	1,367	118,168
Liabilities						
Deposits	70,798	-	70,798	71,917	(2)	71,915
Other liabilities	35,085	7,572	42,657	38,071	1,238	39,309
Subordinated debentures	1,605	-	1,605	1,449	18	1,467
Non-controlling interest	960	-	960	576	-	576
Total liabilities	108,448	7,572	116,020	112,013	1,254	113,267
Shareholders' equity						
Preferred shares	400	(7)	393	400	(7)	393
Common shares	1,575	24	1,599	1,566	24	1,590
Contributed surplus	32	-	32	21	-	21
Retained earnings	2,793	(8)	2,785	2,893	42	2,935
Accumulated other comprehensive income	(163)	(173)	(336)	(92)	54	(38)
Total shareholders' equity	4,637	(164)	4,473	4,788	113	4,901
Total liabilities and shareholders' equity	113,085	7,408	120,493	116,801	1,367	118,168

Financial Instruments

With the adoption by the Bank of the standards set out in CICA Handbook Section 1530, *Comprehensive Income*, Section 3855, *Financial Instruments – Recognition and Measurement*, and Section 3865, *Hedges*, the methods of accounting for securities, derivative financial instruments, hedging activities and guarantees applied by the Bank were substantially harmonized with U.S. GAAP.

Available for sale securities

For the year ended October 31, 2006, in accordance with Canadian GAAP, securities held for non-trading purposes were recorded in the investment account. Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the Consolidated Balance Sheet at fair value) and securities held to maturity (carried in the Consolidated Balance Sheet at amortized cost). For purposes of U.S. GAAP, the Bank classified substantially all investment account securities as available for sale securities. The change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income.

For the year ended October 31, 2006, in accordance with Canadian GAAP, unrealized foreign currency gains and losses for monetary investment account securities were presented in the Consolidated Statement of Income. Under U.S. GAAP, this translation adjustment must be presented in the Consolidated Statement of Comprehensive Income, net of income taxes, and is an integral part of the variation in fair value of the available for sale securities described above.

For the year ended October 31, 2006, in accordance with Canadian GAAP, securities sold short that were used in hedging relationships were recorded at amortized cost. Gains and losses realized on these securities were included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items. Under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities and any changes in fair value must be accounted for in the Consolidated Statement of Income.

Available for sale securities that do not have a quoted price in an active market are presented at cost.

31 | Reconciliation of Canadian and United States GAAP (cont.)

Impairment charge
For the year ended October 31, 2006, under Canadian GAAP, unless compelling evidence was provided to indicate otherwise, a decrease in the value of an investment was considered an other-than-temporary impairment when the carrying value exceeded the market value for a prolonged period. The factors indicating an other-than-temporary impairment under Canadian GAAP differed from those under U.S. GAAP in terms of the period during which the carrying value could exceed the market value before it was necessary to conclude that the decline in value was an other-than-temporary impairment. This period is significantly shorter under U.S. GAAP. In 2007, Canadian GAAP and U.S. GAAP both specified that a significant and prolonged decline in the fair value of an investment below its cost is objective evidence of impairment, and Canadian and U.S. GAAP were consequently harmonized.

Held for trading securities
Under Canadian GAAP, effective November 1, 2006, held for trading securities transactions are recorded on the settlement date in the Consolidated Balance Sheet. Under U.S. GAAP, these transactions are recorded on the trade date in the Consolidated Balance Sheet.

Derivative financial instruments and hedging activities
For the year ended October 31, 2006, under Canadian GAAP, derivative financial instruments held for trading and instruments not eligible for hedge accounting were recorded at fair value on the Consolidated Balance Sheet. Under U.S. GAAP, all derivative financial instruments were recognized at fair value on the Consolidated Balance Sheet.

The accounting treatment for derivative financial instruments held for hedging purposes under U.S. GAAP was different from the accounting treatment for such instruments under Canadian GAAP. Under the U.S. standard, changes in the fair value of derivative financial instruments designated as fair value hedges were recorded in the Consolidated Statement of Income and were generally offset by changes in the fair value of the hedged items attributable to the hedged risk. In the case of derivative financial instruments designated as cash flow hedges, the effective portion of the changes in fair value was recorded in *Other comprehensive income* in the Consolidated Statement of Comprehensive Income and was reclassified to the Consolidated Statement of Income in the period or periods during which the hedged items were recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedging item was recognized at all times in the Consolidated Statement of Income.

With the adoption of the new standards for financial instruments on November 1, 2006, Canadian GAAP was largely harmonized with U.S. GAAP, although some differences still exist. In particular, for many cash flow hedging strategies, the risk designated by the Bank under U.S. GAAP is overall risk, which includes, among other things, interest rate risk and credit risk, while only interest rate risk is designated under Canadian GAAP. Other differences may also result from the fact that certain designations under Canadian GAAP are not always eligible for hedge accounting during certain periods of the fiscal year under U.S. GAAP.

Fair value option
Under Canadian GAAP, the fair value option as described in Note 1 to the consolidated financial statements allows any financial instrument to be irrevocably designated as held for trading when it is initially recognized, provided certain limits defined by the Superintendent are respected. Under U.S. GAAP, the application of the fair value option is less widespread and can only be used to recognize certain hybrid financial instruments.

Limited partnerships
Under Canadian GAAP, some of the Bank's investments in limited partnerships are accounted for at cost. Canadian GAAP requires the use of the equity method when the Bank exerts significant influence over the investee. Under U.S. GAAP, the equity method is used to account for investments in limited partnerships when the equity interest is at least 3% of the total ownership interest.

Employee future benefits
Under U.S. GAAP (SFAS No. 87, *Employers' Accounting for Pensions*), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the Consolidated Balance Sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets and a net accrued benefit asset is recognized on the Consolidated Balance Sheet. If it is necessary to recognize an additional liability, an amount in *Other intangible assets* will be recorded up to the amount of unamortized prior service cost. The excess will, if applicable, be recorded net of income taxes in *Other comprehensive income*.

As at October 31 (millions of dollars)

31 | Reconciliation of Canadian and United States GAAP (cont.)

On October 31, 2007, with the adoption of SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)*, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans must be recognized in the Consolidated Balance Sheet. Accordingly, unrecognized existing net actuarial losses and unrecognized prior service costs are recognized in *Other Comprehensive Income* and a liability or asset reduction for the same amounts is recorded in the Consolidated Balance Sheet. This accounting treatment is applied to each plan. The pension and other employee future benefit expense calculation remains unchanged. The adoption of SFAS No. 158 was accounted for as an adjustment to the closing balance of *Accumulated other comprehensive income* as at October 31, 2007. No 2006 or prior period figures were restated.

Securities lending
Under U.S. GAAP (SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*), non-cash collateral received for securities lending transactions is recorded as assets in the Consolidated Balance Sheet, with a corresponding obligation if the contracts allow the entity to sell them or give them again as collateral. Under Canadian GAAP, non-cash collateral received for these transactions is not recorded in the Consolidated Balance Sheet.

Joint venture
Under U.S. GAAP, investments in joint ventures are accounted for using the equity method. Under Canadian GAAP, these investments are recorded using proportionate consolidation. If U.S. GAAP had been applied, available for sale securities, other assets and other liabilities would have decreased and the investment in the joint venture would have increased, but there would have been no impact on net income.

Accounting for client trades – brokerage activities
Under U.S. GAAP, securities trades for which the Bank acts as agent are recorded on the settlement date in the Consolidated Balance Sheet.

Under Canadian GAAP, for the year ended October 31, 2006, securities trades for which the Bank acted as agent for its brokerage clients were recorded on a trade date basis in the Consolidated Balance Sheet. For the year ended October 31, 2007, these trades were recorded on the settlement date in the Consolidated Balance Sheet.

Reinsurance
Under U.S. GAAP, reinsurance recoverables for life insurance business related to the risks ceded to other insurance or reinsurance companies are recorded as an asset on the Consolidated Balance Sheet. Under Canadian GAAP, these amounts are recorded as an offset to the actuarial reserves.

Share issuance costs
Under U.S. GAAP, share issuance costs are recorded as a reduction of the issuance proceeds. Under Canadian GAAP, these costs are charged to *Retained earnings*.

Quantifying misstatements in financial statements
In September 2006, the Securities and Exchange Commission (SEC) published Staff Accounting Bulletin (SAB) 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 requires that misstatements be quantified using two methods: the income statement ("rollover") method and the balance sheet ("iron curtain") method. Applying SAB 108 had no impact on the Bank's consolidated financial statements.

U.S. accounting standards pending adoption
Uncertainty in income taxes
In June 2006, the FASB published *FASB Interpretation No. 48* (FIN 48), *Accounting for Uncertainty in Income Taxes*, which sets out criteria for the recognition and measurement of income tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements. The Bank is currently assessing the impact of adoption of this new standard on its consolidated financial statements and intends to adopt FIN 48 effective November 1, 2007.

Framework for measuring fair value
In September 2006, the FASB published SFAS No. 157, *Fair Value Measurements*, which applies to fiscal years beginning on or after November 15, 2007. SFAS No. 157 establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements in the financial statements. The Bank is currently assessing the impact of adoption of this new standard on its consolidated financial statements.

Fair value option for financial assets and liabilities
In February 2007, the FASB published SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an adjustment to SFAS No. 115, which applies to fiscal years beginning on or after November 15, 2007. SFAS No. 159 gives companies the option of measuring several financial instruments and some other items at fair value. The Bank is currently assessing the impact of adoption of this new standard on its financial statements.

As at October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Consolidated balance sheet data *(millions of dollars)*										
Cash and deposits with financial institutions	$ 3,328	$ 10,879	$ 10,314	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852
Securities	39,270	38,678	33,052	28,007	26,179	20,118	17,872	16,835	16,932	15,439
Securities purchased under reverse repurchase agreements	5,966	7,592	7,023	4,496	3,955	2,366	4,041	5,397	3,480	4,947
Loans	47,960	46,945	44,069	41,498	38,381	38,446	40,351	41,342	40,411	40,560
Customers' liability under acceptances	4,085	3,725	3,242	3,076	3,334	2,988	3,593	3,640	2,962	2,658
Premises and equipment and other assets	12,476	8,982	10,270	5,643	5,730	5,249	4,277	2,958	2,455	2,207
Total assets	$113,085	$116,801	$107,970	$88,497	$84,626	$76,031	$75,966	$75,827	$69,801	$70,663
Deposits	$ 70,798	$ 71,917	$ 62,219	$53,432	$51,463	$51,690	$51,436	$50,473	$49,984	$48,026
Other liabilities	36,045	38,617	40,052	29,453	27,550	18,848	18,767	20,165	15,481	18,976
Subordinated debentures	1,605	1,449	1,102	1,408	1,516	1,592	1,647	1,361	1,035	966
Capital stock										
Preferred	400	400	400	375	375	300	492	492	317	317
Common	1,575	1,566	1,565	1,545	1,583	1,639	1,668	1,653	1,641	1,327
Contributed surplus	32	21	13	7	2	-	-	-	-	-
Retained earnings	2,793	2,893	2,645	2,287	2,131	1,945	1,937	1,672	1,336	1,067
Accumulated other comprehensive income	(163)	(92)	(26)	(10)	6	17	19	11	7	(16)
Total liabilities and shareholders' equity	$113,085	$116,801	$107,970	$88,497	$84,626	$76,031	$75,966	$75,827	$69,801	$70,663
Average assets	$126,038	$106,275	$ 90,902	$78,672	$71,810	$69,292	$69,197	$69,840	$65,784	$65,873
Average capital funds[1]	5,840	5,568	5,268	5,238	5,216	5,249	5,020	4,660	3,512	3,886
Consolidated income statement data *(millions of dollars)*										
Net interest income	$ 1,127	$ 1,292	$ 1,441	$ 1,363	$ 1,311	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209
Other income	2,296	2,511	2,235	2,162	2,033	1,584	1,789	1,878	1,232	1,108
Total revenues	$ 3,423	$ 3,803	$ 3,676	$ 3,525	$ 3,344	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317
Provision for credit losses	103	77	33	86	177	490	205	184	170	147
Operating expenses	2,632	2,546	2,472	2,368	2,239	2,040	1,989	2,120	1,615	1,535
Income taxes	79	277	291	318	277	150	278	239	213	239
Non-controlling interest	68	32	25	28	27	30	28	26	32	31
Income before discontinued operations and goodwill charges	$ 541	$ 871	$ 855	$ 725	$ 624	$ 318	$ 627	$ 499	$ 389	$ 365
Discontinued operations	-	-	-	-	-	111	(45)	29	36	24
Goodwill charges	-	-	-	-	-	-	19	19	8	73
Net income	$ 541	$ 871	$ 855	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316

As at October 31	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Number of common shares *(thousands)*	157,806	161,512	165,335	167,430	174,620	182,596	190,331	189,474	188,729	171,616
Number of common shareholders of record	24,780	25,531	26,235	26,961	27,865	28,549	29,766	30,795	32,048	32,902
Basic earnings per share before goodwill charges	$ 3.25	$ 5.22	$ 4.98	$ 4.10	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12
Diluted earnings per share	$ 3.22	$ 5.13	$ 4.90	$ 4.05	$ 3.34	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69
Dividend per share	2.28	$ 1.96	$ 1.72	$ 1.42	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66
Stock trading range										
High	$ 66.59	$ 65.60	$ 61.47	$ 48.78	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25
Low	$ 50.50	$ 56.14	$ 46.39	$ 40.17	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10
Close	$ 54.65	$ 61.25	$ 59.14	$ 48.78	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05
Book value	$ 26.85	$ 27.17	$ 25.39	$ 22.87	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86
Dividends on preferred shares										
Series 5	-	-	-	-	-	-	-	-	-	3.9531
Series 7	-	-	-	-	-	-	-	-	-	1.0306
Series 8	-	-	-	-	-	-	-	-	-	0.9883
Series 10	-	-	-	-	-	-	2.1875	2.1875	2.1875	2.1875
Series 11	-	-	-	-	-	0.5000	2.0000	2.0000	2.0000	2.0000
Series 12	-	-	-	-	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	-	-	1.2000	1.6000	1.6000	1.6000	1.6000	0.5447	-	-
Series 15	1.4625	1.4625	1.4625	1.4625	1.1480	-	-	-	-	-
Series 16	1.2125	1.2125	0.8089	-	-	-	-	-	-	-
Financial ratios										
Return on common shareholders' equity before goodwill charges	11.5%	20.1%	20.7%	18.8%	16.5%	11.3%	16.0%	16.0%	15.5%	14.6%
Return on average assets	0.43%	0.82%	0.94%	0.92%	0.87%	0.62%	0.80%	0.73%	0.62%	0.51%
Return on average capital funds	9.3%	15.6%	16.2%	13.8%	11.9%	9.5%	12.5%	12.4%	13.2%	9.3%
Capital ratios – BIS										
Tier 1	9.0%	9.9%	9.6%	9.6%	9.6%	9.6%	9.6%	8.7%	7.7%	7.7%
Total	12.4%	14.0%[4]	12.8%[3]	13.0%	13.4%	13.6%	13.1%	11.4%	11.0%[2]	10.7%
Other information										
Impaired loans *(millions of dollars)*	$ 129	$ 116	$ 117	$ 160	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547
Number of Bank employees[5]										
In Canada	11,124	11,073	11,342	11,074	11,328	11,287	11,676	11,050	11,744	11,641
Outside Canada	124	131	138	128	132	155	351	407	431	400
National Bank Financial	3,236	3,177	2,892	2,920	2,868	3,147	2,294	2,419	2,489	1,895
Branches in Canada	447	451	457	462	477	507	525	586	649	646
Banking machines	835	801	788	770	817	826	834	802	761	744

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999

(3) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2005

(4) Taking into account the issuance of $500 million of subordinated debentures on November 2, 2006

(5) In full-time equivalent

Principal Subsidiaries

Name	Principal office address[1]	Voting and participating shares	Investment at book value (millions of dollars)[2]
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	1,996
National Bank Life Insurance Company	Montreal, Canada	100%	78
National Bank Insurance Firm Inc.	Montreal, Canada	100%	9
1261095 Ontario Limited	Toronto, Canada	100%	122
National Bank Securities Inc.	Montreal, Canada	100%	24
Natcan Investment Management Inc.	Montreal, Canada	71%	16
National Bank Group Inc.	Montreal, Canada	100%	540
National Bank Financial & Co. Inc.	Montreal, Canada	100%	925
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	81
Natcan Trust Company	Montreal, Canada	100%	404
National Bank Trust Inc.	Montreal, Canada	100%	161
FMI Acquisition Inc.	Montreal, Canada	100%	185
CABN Investments Inc.	Montreal, Canada	100%	1
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Direct Brokerage Inc.	Montreal, Canada	100%	52
Altamira Investment Services Inc.	Toronto, Canada	100%	208
Innocap Investment Management Inc.	Montreal, Canada	75%	2
3562719 Canada Inc.	Montreal, Canada	100%	3
National Bank Realty Inc.	Montreal, Canada	100%	28
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	90%	17
National Bank General Insurance Inc.	Montreal, Canada	90%	-
4166540 Canada Inc.[3]	Calgary, Canada	100%	19
NBC Invest Trust	Montreal, Canada	100%	-
4166558 Canada Inc.[3]	Calgary, Canada	100%	1,744
4166566 Canada Inc.	Calgary, Canada	100%	1
4389760 Canada Inc.	Montreal, Canada	100%	1
NB Global Trading, LLC	Delaware, United States	100%	1
Natcan Holdings International Limited	Nassau, Bahamas	100%	548
National Bank of Canada (International) Limited[4]	Nassau, Bahamas	100%	20
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	881
NB Capital Corporation	New York, United States	100%	174
NB Finance, Ltd.	Hamilton, Bermuda	100%	457
NatBC Holding Corporation	Florida, United States	100%	15
Natbank, National Association	Florida, United States	100%	-
NBC Trade Finance Limited	Hong Kong, China	100%	-
NBC Global Investment Inc.	Vancouver, Canada	100%	315

Principal Associated Company

Name	Principal office address[1]	Voting and participating shares	Investment at book value (millions of dollars)[2]
Maple Financial Group Inc.	Toronto, Canada	25.5%	162

(1) All the subsidiaries are incorporated under the laws of the province, state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and NatBC Holding Corporation and NB Global Trading, LLC, which are incorporated under the laws of the State of Delaware, USA.

(2) The investment at cost is the book value stated on an equity basis as at October 31, 2007.

(3) These two subsidiaries were merged on November 1, 2007. The resulting subsidiary is 4341589 Canada Inc.

(4) On November 29, 2007, the Bank announced the signing of an agreement to sell this company to Crédit Agricole (Suisse) SA. This transaction is expected to be finalized in January 2008.

Supplementary Information

Directors

Lawrence S. Bloomberg
Advisor
National Bank Financial Inc.
Toronto, Ontario

Pierre Bourgie
President and
Chief Executive Officer
Société Financière Bourgie
(1996) Inc.
Outremont, Quebec

André Caillé
Corporate Director
Lac-Brome, Quebec

Gérard Coulombe
Partner
Lavery, de Billy, L.L.P.
Sainte-Marthe, Quebec

Bernard Cyr
President
Cyr Holdings Inc.
Cap Shediac, New Brunswick

Shirley A. Dawe
President
Shirley Dawe Associates Inc.
Toronto, Ontario

Nicole Diamond-Gélinas
President
Aspasie Inc.
Saint-Barnabé-Nord, Quebec

Jean Douville
Chairman of the Board
National Bank of Canada
Chairman of the Board
UAP Inc.
Bedford, Quebec

Marcel Dutil
Chairman of the Board and
Chief Executive Officer
Canam Group Inc.
Outremont, Quebec

Jean Gaulin
Corporate Director
San Antonio, Texas, U.S.A.

Paul Gobeil
Vice-Chairman of the Board
Metro Inc.
Ottawa, Ontario

Roseann Runte
President
Old Dominion University
Norfolk, Virginia, U.S.A.

Marc P. Tellier
President and
Chief Executive Officer
Yellow Pages Group Inc.
Montreal, Quebec

Louis Vachon
President and
Chief Executive Officer
National Bank of Canada
Beaconsfield, Quebec

Officers

Office of the President

Louis Vachon
President and
Chief Executive Officer
Beaconsfield, Quebec

John B. Cieslak
Senior Vice-President
Technology, Business Intelligence
and Organizational Performance
Tottenham, Ontario

Patricia Curadeau-Grou
Executive Vic :-President
Finance, Risk and Treasury
Outremont, Quebec

Gisèle Desrochers
Senior Vice-President
Human Resources and
Corporate Affairs
Prescott, Ontario

Luc Paiement
Co-President and
Co-Chief Executive Officer
National Bank Financial Group
Senior Vice-President
Town of Mount Royal, Quebec

Ricardo Pascoe
Co-President and
Co-Chief Executive Officer
National Bank Financial Group
Senior Vice-President
Toronto, Ontario

Michel Tremblay
Chief Operating Officer
Personal and Commercial Banking
and Wealth Management
Town of Mount Royal, Quebec

Senior Vice-Presidents

Yves G. Breton
Senior Vice-President (interim)
Wealth Management
Brossard, Quebec

Alain Brunet
President
National Bank Insurance
Senior Vice-President, Insurance
LaSalle, Quebec

Jean Dagenais
Chief Financial Officer
Outremont, Quebec

Pierre Desbiens
Sales and Personal Banking
Saint-Lambert, Quebec

Laura Dottori-Attanasio
Risk Management
Town of Mount Royal, Quebec

Pierre Dubreuil
Marketing, International and
Business Solutions inc.
Longueuil, Quebec

Charles Guay
President and
Chief Executive Officer
Altamira and
National Bank Securities Inc.
Senior Vice-President,
Mutual Funds
Île-des-Soeurs, Quebec

Mario Lecaldare
Commercial Banking
Westmount, Quebec

Olivier H. Lecat
Internal Audit
Île-des-Sœurs, Quebec

Réjean Lévesque
Electronic Payment Solutions
and Operations
Montreal, Quebec

Martin Ouellet
Corporate Treasury
Outremont, Quebec

Denis Pellerin
Operational and Market Risk,
Compliance
Brossard, Quebec

Officers of Subsidiaries

Rosaline Cyr
President and
Chief Executive Officer
Natbank, National Association
Pompano Beach, Florida, U.S.A.

Pascal Duquette
President and
Chief Executive Officer
Natcan Investment
Management Inc.
Brossard, Quebec

Éric Laflamme
President and
Chief Executive Officer
National Bank Trust Inc.
President and
Chief Executive Officer
Natcan Trust Company
Vice-President, Trust Services
Brossard, Quebec

Nicolas Milette
President
National Bank
Direct Brokerage Inc.
Montreal, Quebec

Chief Accountant

Alain Legris
Laval, Quebec

Chief Economist

Clément Gignac
Carignan, Quebec

Ombudsman

Joëlle Thibault
Montreal, Quebec

Vice-Presidents

Santo Alborino
Employee Relations
Oakville, Ontario

Jean-Luc Allmondo
Europe, Middle East and Africa
Neuilly Plaisance, France

Richard Barriault
Taxation
Montreal, Quebec

Guy Benoit
Wealth Management
Longueuil, Quebec

Michel Bitar
Partnerships
Town of Mount Royal, Quebec

Pierre Blais
Government Affairs
Vaudreuil-Dorion, Quebec

Jean Blouin
Credit and Investment Solutions
Boucherville, Quebec

William Bonnell
Risk Management
Westmount, Quebec

Chantal Brien
Total Compensation
Anjou, Quebec

Jean-François Bureau
Credit and Specialized Products
Longueuil, Quebec

Jean-Paul Caron
Corporate Affairs
Mont-Saint-Hilaire, Quebec

Linda Caty
Corporate Secretary
Saint-Bruno, Quebec

Claude Cholnière
Laval and North Shore
Laval, Quebec

Gilles Choquet
Specialized Networks – Credit
Hatley, Quebec

René Collette
Atlantic Canada
Dieppe, New Brunswick

Suzanne Côté
Legal Affairs
Saint-Laurent, Quebec

France Croteau
Quebec City
Sainte-Anne-de-Beaupré, Quebec

France David
Basel Accord
Longueuil, Quebec

Danny Déry
Sales and Service Strategies
Saint-Lambert, Quebec

Diane Déry
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Lévis R. Doucet
Montreal
Boucherville, Quebec

Serge Ducharme
South Shore
Boucherville, Quebec

Nicole Dumont
Laval, North Shore, Abitibi-Témiscamingue and Outaouais
Repentigny, Quebec

Michel Faubert
Organizational Performance Centre
Léry, Quebec

Gary Flowers
Ontario
Mississauga, Ontario

Luc Fredette
Credit Risk
Longueuil, Quebec

Christiane Ghalbouni
Internal Audit
Île-des-Sœurs, Quebec

Brigitte Hébert
Operations and Information Technology
Sainte-Anne-des-Lacs, Quebec

Jacynthe Hotte
Operational Risk
Montreal, Quebec

Lynn Jeanniot
Human Resources
Town of Mount Royal, Quebec

Donald James Joyce
Strategy and Architecture Information Technology
Vaudreuil-Dorion, Quebec

D. William Kennedy
Special Loans Division
Islington, Ontario

Marc Knuepp
Administration and Finance Mutual Funds
Anjou, Quebec

Pierrette Lacroix
Market Risk
Senneville, Quebec

Jean-Pierre Lambert
Montérégie
Boucherville, Quebec

Jacques Latendresse
Nassau
New Providence, Nassau, Bahamas

Yannik Laurin
Quebec City and Eastern Quebec
Saint-Augustin-de-Desmaures, Quebec

Nathalie Lauzier
Business Strategies
Blainville, Quebec

Michelle Leduc
Credit Operations
Montreal, Quebec

Stéphane Maisonneuve
Central Montreal
Blainville, Quebec

Robert McCollough
Government Affairs
Saint-Jean-Chrysostôme, Quebec

André Mondor
Montreal
Boucherville, Quebec

Jacques Naud
Ontario and Western Canada
Toronto, Ontario

David Pinsonneault
Specialized Groups
Mont-Saint-Hilaire, Quebec

Paolo Pizzuto
Electronic Payment Solutions
Laval, Quebec

Daniel Poissant
Montérégie and Central Quebec
Candiac, Quebec

Roland Provost
Small and Medium-Sized Enterprises
Longueuil, Quebec

Nicole Rondou
Compliance
Saint-Lambert, Quebec

Sylvie Roy
Marketing
Verdun, Quebec

France Roy Maffeï
Customer Relations Centres
Île-des-Sœurs, Quebec

Bernard Sévigny
Business Intelligence
Candiac, Quebec

Lili J. Shain
Commercial Banking and Specialized Groups
Ontario and Western Canada
Toronto, Ontario

Louise Simard
Drummond, Bois-Francs, Mauricie and Eastern Townships
Lachenaie, Quebec

John W. Swendsen
Western Canada and Energy
Calgary, Alberta

Pierre Therrien
Private Banking
Montreal, Quebec

Peter D. Thompson
International ICOD
Beaconsfield, Quebec

Benoit Villeneuve
Finance
Candiac, Quebec

Jimmy Villeneuve
Network Support
Île-des-Sœurs, Quebec

Kathleen Zicat
Laval, Northern and Western Quebec
Anjou, Quebec

Principal Subsidiaries and Representative Offices Abroad

CANADA

Investment dealers

National Bank Financial
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

NBCN Inc.
The Exchange Tower
130 King Street West
Suite 3200
Toronto, Ontario M5X 1J9

NBF Emissary
Turnkey Solution, LP
The Exchange Tower
130 King Street West
Suite 3030
Toronto, Ontario M5X 1J9

Portfolio management

Natcan
Investment Management Inc.
1100 University
4th Floor
Montreal, Quebec H3B 2G7

Insurance

National Bank
Life Insurance Company
1100 University
5th Floor
Montreal, Quebec H3B 2G7

National Bank
General Insurance Inc.
1100 University
11th Floor
Montreal, Quebec H3B 2G7

Trust services

National Bank Trust Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Natcan Trust Company
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Brokerage and mutual fund dealers

National Bank Securities Inc.
1100 University
10th Floor
Montreal, Quebec H3B 2G7

National Bank
Direct Brokerage Inc.
1100 University
7th Floor
Montreal, Quebec H3B 2G7

Altamira Investment Services Inc.
The Exchange Tower
130 King Street West
8th Floor
Toronto, Ontario M5X 1K9

NBF Securities (USA) Corp.
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

Financial services

National Bank Insurance Firm Inc.
1100 University
5th Floor
Montreal, Quebec H3B 2G7

National Bank
Financial Planning Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

UNITED STATES

Natbank, National Association
4031 Oakwood Boulevard
Hollywood, FL 33020

Natbank, National Association
1231 South Federal Highway
Pompano Beach, FL 33062

National Bank Financial Inc.
65 East 55th Street
34th Floor
New York, NY 10022

NB Capital Corporation
65 East 55th Street
31st Floor
New York, NY 10022

BAHAMAS

National Bank of Canada
(International) Limited
1st Floor
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

BARBADOS

National Bank of Canada
(Global) Limited
Enfield House
Upper Collymore Rock
St. Michael 114004

UNITED KINGDOM

NBF Securities UK
71 Fenchurch Street
11th Floor
London EC3M 4HD

SWITZERLAND

NBF International SA
15, rue du Cendrier
Suite 1201
Geneva

CHINA

NBC Trade Finance Limited
7/F CityPlaza
4-12 Taikoo Wan Road
Taikoo Shing, Island East
Hong Kong

OFFICES AND BRANCHES ABROAD

Representative offices

123, avenue des Champs-Élysées
75008 Paris
France

3903 Jardine House
1 Connaught Place
Central
Hong Kong
China

Branches

71 Fenchurch Street
11th Floor
London EC3M 4HD
United Kingdom

65 East 55th Street
31st Floor
New York, NY 10022
U.S.A.

1st Floor
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

Information for Shareholders

Description of Share Capital

The authorized share capital of the Bank consists of an unlimited number of common shares, without par value, issuable for a maximum aggregate consideration of $3 billion; an unlimited number of first preferred shares, without par value, issuable for a maximum aggregate consideration of $5 billion; and 15 million second preferred shares, without par value, issuable for a maximum aggregate consideration of $300 million. As at October 31, 2007, a total of 157,806,303 common shares and 16 million first preferred shares were issued and outstanding.

Stock Exchange Listings

The common shares of the Bank as well as the First Preferred Shares, Series 15 and 16 and notes are listed on the Toronto Stock Exchange.

Stock Exchange Listings

Issue or class	Ticker symbols	Newspaper abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Series 16	NA.PR.L	Nat Bk s16 or Natl Bk s16
Notes		
Nikkei 225 (2009)	NA.NT.J	

Number of Shareholders

As at October 31, 2007, 24,780 common shareholders were recorded in the Bank's share register.

Dividends

Dividend dates in fiscal 2008
(subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 21, 2007	December 27, 2007	February 1, 2008
March 25, 2008	March 27, 2008	May 1, 2008
June 24, 2008	June 26, 2008	August 1, 2008
September 23, 2008	September 25, 2008	November 1, 2008
First Preferred Shares, Series 15 and 16		
January 2, 2008	January 4, 2008	February 15, 2008
April 9, 2008	April 11, 2008	May 15, 2008
July 9, 2008	July 11, 2008	August 15, 2008
October 8, 2008	October 10, 2008	November 15, 2008

Dividends declared in fiscal 2007

Common Shares

Ex-dividend dates	Record dates	Payment dates	Dividend per share
December 22, 2006	December 28, 2006	February 1, 2007	$0.54
March 26, 2007	March 28, 2007	May 1, 2007	$0.54
June 25, 2007	June 27, 2007	August 1, 2007	$0.60
September 24, 2007	September 26, 2007	November 1, 2007	$0.60

First Preferred Shares, Series 15 and 16

Ex-dividend dates	Record dates	Payment dates	Dividend per share Series 15	Dividend per share Series 16
January 3, 2007	January 5, 2007	February 15, 2007	$0.365625	$0.303125
April 11, 2007	April 13, 2007	May 15, 2007	$0.365625	$0.303125
July 11, 2007	July 13, 2007	August 15, 2007	$0.365625	$0.303125
October 10, 2007	October 12, 2007	November 15, 2007	$0.365625	$0.303125

Dividends paid are "eligible dividends" as per the *Income Tax Act* (Canada).

Dividend Reinvestment and Share Purchase Plan

Under the Dividend Reinvestment and Share Purchase Plan, Canadian holders of common shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Canadian participants in the Plan may acquire shares by reinvesting cash dividends paid on common shares they hold or by making optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter.

For additional information, contact the Bank's Transfer Agent and Registrar, Computershare Trust Company of Canada, at 1-888-838-1407.

Direct Deposit

Shareholders may elect to have their dividend payments deposited directly via electronic funds transfer to their bank account at any financial institution that is a member of the Canadian Payments Association. To do so, they must send a written request to the Transfer Agent, Computershare Trust Company of Canada.

Quarterly Report Publication Dates in Fiscal 2008

(subject to approval by the Board of Directors of the Bank)

First quarter	February 28, 2008
Second quarter	May 29, 2008
Third quarter	August 28, 2008
Fourth quarter	November 27, 2008

Head Office

National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 4th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 514-394-5000
Website: www.nbc.ca

Annual Meeting

The Annual Meeting of Holders of Common Shares of the Bank will be held on Friday, February 29, 2008, at 9:00 a.m., Eastern time, at the Mount Royal Centre, 2200 Mansfield, Montreal, Quebec, Canada.

Public Accountability Statement

The 2007 Social Responsibility Report will be available in early 2008 on the Bank's website at www.nbc.ca.

Communication with Shareholders

For information about stock transfers, address changes, dividends, lost certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent at the address or telephone or fax numbers below.

Computershare Trust Company of Canada
Share Ownership Management
1500 University, 7th Floor
Montreal, Quebec H3A 3S8
Canada

E-mail: service@computershare.com
Telephone: 1-888-838-1407
Fax: 1-888-453-0330
Website: www.computershare.com

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Canada

Telephone: 1-866-517-5455
Fax: 514-394-6196
E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

National Bank is proud to help save our environment by using EcoLogo certified and Forest Stewardship Council (FSC) paper.

Caution Regarding Forward-Looking Statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to Canadian securities regulations and the provisions of the United States *Private Securities Litigation Reform Act of 1995*.

Additional information relative to these statements can be found in the *Notes to Readers* section on pages 12 to 15 of this Annual Report.

Trademarks

The trademarks used in this report include National Bank of Canada and the National Bank of Canada logo, Altamira, National Bank Insurance, CashPerformer, Meritage Portfolios, DPL Trust, NBC CapS, NBC Capital Trust, All-In-One and Omega Funds, which are trademarks of National Bank of Canada used under licence by National Bank of Canada and/or its subsidiaries. All other trademarks mentioned in this report, which are not the property of National Bank of Canada, are owned by their respective holders.

Pour obtenir une version française du rapport annuel, veuillez vous adresser à :
Relations avec les investisseurs
Banque Nationale du Canada
600, rue De La Gauchetière Ouest, 7e étage
Montréal (Québec)
Canada H3B 4L2

Téléphone : *1-866-517-5455*
Télécopieur : *514-394-6196*
Courriel : *relationsinvestisseurs@bnc.ca*

Legal Deposit
ISBN 978-2-921835-09-1
Legal deposit – Bibliothèque et Archives nationales du Québec, 2008
Legal deposit – Library and Archives Canada, 2008

Design
CG3 inc. | Communications | Graphisme

Photography
F2.8 photo

Printing
Transcontinental Litho Acme




BIO GAZ


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Mixed Sources
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Printed on Rolland Opaque paper containing a minimum of 30% post-industrial fibre



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www.nbc.ca

NATIONAL
BANK

END